
12026344


Hanger
Empowering Human Potential

**150 YEARS** of Empowering Human Potential

Founded in 1861 by the first amputee of the American Civil War, Hanger provides integrated rehabilitative solutions to more than one million patients each year. Specializing in prosthetic and orthotic patient care, distribution, and therapeutic solutions, Hanger's more than 1,200 clinicians and 150 therapists help empower those with limb loss, paralysis, debilitating physical conditions, and other orthopedic anomalies become productive members of society after injury or illness.

## Hanger by the Numbers

**1,000,000+**
Patients treated annually

**750,000+**
Patients benefited annually from therapeutic solutions

**270,000+**
Orthotic and Prosthetic product offerings

**35,000+**
Therapists trained annually

**4,500+**
Employees

**4,100+**
Skilled Nursing Facility client-partners

**1,200+**
Clinicians on staff

**700+**
Hanger Clinic locations

**150+**
Therapists on staff

**150**
Years in business

**45**
States with Hanger Clinic locations

**26**
Evidence-based clinical therapy programs

**16**
Proprietary technologies

**6**
National distribution centers

**4**
Central fabrication facilities

**3**
Core business segments: Patient Care, Distribution, Therapeutic Solutions



# Financial Highlights

| For the years ended December 31 (dollars in millions, except per-share data) | **2011** | 2010 | 2009 |
|---|---|---|---|
| Net Sales | **$ 918.5** | $ 817.4 | $760.1 |
| Adjusted Income from Operations[1] | **$ 118.8** | $ 103.2 | $ 90.5 |
| Adjusted Net Income[1] | **$ 56.2** | $ 46.6 | $ 36.1 |
| Adjusted Diluted Earnings Per Share[1] | **$ 1.64** | $ 1.42 | $ 1.13 |
| Working Capital | **$ 241.7** | $ 185.8 | $216.7 |
| Total Assets | **$1,128.5** | $1,061.5 | $875.0 |
| Shareholders' Equity | **$ 429.7** | $ 364.4 | $315.9 |

Net Sales
($ in millions)


$760.1
$817.4
$918.5
2009
2010
2011

Adjusted Net Income[1]
($ in millions)


$36.1
$46.6
$56.2
2009
2010
2011

Adjusted Diluted
Earnings Per Share[1]
($ in millions)


$1.13
$1.42
$1.64
2009
2010
2011

(1) Adjusted net income, adjusted income from operations, and adjusted diluted earnings per share are non-GAAP financial measures. Management relies on these non-GAAP items as primary measures to review and assess operating performance and management teams. The Company believes it is useful to investors to provide disclosures of its operating results on the same basis as that used by management. Management and investors also review the non-GAAP items to evaluate the Company's overall performance and to compare its current operating results with corresponding periods and with other companies in the health care industry. You should not consider the non-GAAP items in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Because the non-GAAP items are not measures of financial performance under accounting principles generally accepted in the United States and are susceptible to varying calculations, they may not be comparable to similarly titled measures of other companies.



# DEAR STOCKHOLDERS,

THE YEAR 2011 WAS CHALLENGING TO SAY THE LEAST. AT THE CLOSE OF 2010, WE LEARNED WE WOULD NOT RECEIVE A FEE SCHEDULE INCREASE FOR THE SECOND YEAR IN A ROW. WE KNEW WHAT HAD TO BE DONE; WE HAD TO FIND THE MECHANISMS TO COUNTER THIS BY INCREASING OUR VOLUMES, CONTROLLING OUR EXPENSES, BRINGING NEW PRODUCTS TO MARKET AND EXPANDING OUR FOOTPRINT IN THE REHABILITATION SPACE. WE ARE HAPPY TO REPORT WE ACHIEVED THIS CONSISTENT WITH OUR VISION TO BE THE PARTNER OF CHOICE FOR SERVICES AND PRODUCTS THAT ENHANCE HUMAN PHYSICAL CAPABILITY.

By providing integrated rehabilitative solutions to our referral sources, the hospitals we serve, our customers and our patients, we knew we could serve as an integral part of their success, while also creating stockholder value. With all of the elements to make this possible, we leveraged our network of products and services to provide these solutions in 2011 and our actions continue to gain traction.

We also knew we had to make certain that policymakers understand the valuable service we provide. In conjunction with the Amputee Coalition, other patient advocate associations and our professional orthotic and prosthetic (O&P) associations, we accepted this challenge and made substantial progress. We have bills in the House and the Senate for the Medicare Improvement Act which, among other elements, prohibits payment to non-qualified providers thereby reducing fraud and abuse. We also have a bill called the Insurance Fairness for Amputees Act in both the Senate and the House. As of today, 20 states now have parity legislation.

The Patient Protection and Affordable Care Act that passed in 2010 contains many provisions that have yet to be defined by regulations. One aspect is that it provides health care for approximately 30 million patients that, prior to the Act, did not have coverage. We stand ready to provide the care they need. We were also successful in convincing the administrators that our custom orthotic services were not commodities and therefore not subject to the aspects of competitive bidding. Treating these products like commodities would have seriously undermined good patient care since our work in this area is truly customized to a specific patient's needs and condition.

For 2011, our revenues increased by 12.4% to $918.5 million with adjusted diluted earnings per share increasing $0.22, or 15.5%, to $1.64 for 2011 from $1.42 in 2010. We generated $61.8 million in cash flows from operations during the year ended December 31, 2011 compared to $54.2 million for 2010 and invested $28.1 million in new capital additions.



Founded in 1861 by James Edward Hanger, the first amputee of the American Civil War, we celebrated Hanger's 150th anniversary in 2011, a milestone achieved by only a select number of companies. As we reflected upon our legacy, we also planned for our next 150 years with the development of Hanger's new brand identity. This process began nearly two years ago with comprehensive internal and external interviews about what Hanger is and what Hanger could be. Deliberately created with meticulous consideration of nearly 1,000 stakeholder insights, strategy, and purpose, the new Hanger brand identity marks a commitment to our future and a focused promise to all of our stakeholders. More than simply a fresh look and feel, Hanger's new brand leverages integration through consistent standards of service and communications across Hanger's various business units and segments. It is about forging new pathways to success while still embracing the strong fundamentals of our past.

Needless to say, we are energized by the potential. All of our employees, no matter where they work within the company, are determined to deliver on our new promise of empowering human potential.

During the year, we had some senior management changes. Having joined us from Johnson & Johnson as Chief Growth Officer in December 2008, Vinit Asar was promoted in 2011 to President and Chief Operating Officer of Hanger. Ron May retired from the position of President and Chief Operating Officer of SPS; he was succeeded by Kenneth Wilson, former Senior Vice President/General Manager from Cardinal Health. With a focus on increasing internal access to leadership and efficient communications, we installed a new zone management structure within our patient care business unit. Promoted from within, Wallis Farraday and Jeff Lutz are now Zone Vice Presidents of the East and Central zones, respectively. Joining us from Apria Healthcare, Jay Wendt is the Zone Vice President managing the West zone. Each reports to Rick Taylor, President and Chief Operating Officer of our patient care business unit.

Regarding our Board of Directors, we would like to recognize the service of Bennett Rosenthal who resigned from our Board after six years of service. We thank him for his wise advice and counsel. We would also like to welcome Patricia Schrader to our Board. She has an extensive background in regulatory and external affairs which will be of assistance to us in the future as we continue to grow in ever-changing regulatory and public policy environments.

Continuing with our longstanding strategy to acquire companies with geographical, clinical, and/or new product and service value, we welcomed Team Post-Op, Inc. dba OrthoXpress, BioConcepts, Inc., US Orthotics & Prosthetics, Inc., Rainier Surgical Incorporated/Ortho Medical Products, Inc., MK Prosthetic & Orthotic Services, Inc., Barth Orthotic & Prosthetic Services, Inc. dba Orthotic & Prosthetic Associates of Central Illinois, Plattner Orthopedic Company, and Great Plains Orthotics & Prosthetics, Inc. into the Hanger family.

As we reflect upon our past and look to our next 150 years, we would like to thank our stockholders for their continuing support, our employees for their dedication to our vision, our business partners for their collaborative efforts, and our customers and patients for the opportunity to serve them.



**Thomas F. Kirk, Ph.D.**
Chief Executive Officer



**Ivan R. Sabel, CPO**
Chairman of the Board



## Across the Decades:

**June 3, 1861**
James Edward Hanger becomes the first amputee of the American Civil War. By the end of the year, Mr. Hanger invented a revolutionary prosthetic leg called the "Hanger Limb" for himself and began manufacturing the devices to aid fellow wounded soldiers.

**February 14, 1871**
The "Hanger Limb" receives a U.S. patent. Over the previous decade, Mr. Hanger earned the endorsement of surgeon William Carrington, secretary of the Association for the Relief of Maimed Soldiers, and received $20,000+ in public funding for prostheses for wounded soldiers.

**1881**
Hanger's prosthetic limb designs earn prizes at the 1881 Cotton Exposition.

**1888**
The J.E. Hanger Company's headquarters is moved to Washington, D.C.



**1890**
By this time, the J.E. Hanger Company enterprise had expanded, with offices in St. Louis, Atlanta, Pittsburgh, Baltimore, and Philadelphia.

**1907**
Hanger earns awards at the 1907 Jamestown Tercentennial Exposition for his prosthetic designs.

**1915**
To help the wounded during World War I, Hanger travels to Europe to study new methods and inventions available in prosthetics.

**June 19, 1919**
James Edward Hanger dies at the age of 76 in Washington, D.C. The J.E. Hanger Company distributes its four remaining field offices in the United States to family members and sales managers in each region.

Lifelong Hanger clinician and patient Hugh Panton achieved 46 years of service after earning the first orthotic and prosthetic bachelor degree ever in 1963.

## PATIENT CARE

During 2011, we continued to work with our key suppliers to bring new products to market. Advances in the microprocessor prosthetic field were significant. The next generation of devices for lower and upper extremity prostheses became available. Hanger's clinicians provided the delivery channel to make this possible nationwide.

Two of our clinicians moved outside the traditional box of patient care to fabricate a tail for a young dolphin named Winter. This was quite an accomplishment and was recognized internationally through the 3D feature film and box office smash hit, *Dolphin Tale*. As a result of this endeavor, our clinicians worked with a supplier partner to develop WintersGel™, a unique gel liner that is providing benefit not only to Winter the dolphin but to thousands of our patients.

Our Linkia business unit continued to advance its service as a liaison between the insurance health care payers and a dedicated group of more than 1,000 patient care center providers. Their book of business increased, demonstrating the value addition to the payers. Linkia also advanced two pilots to commercial status during the year in the areas of mastectomy services (WAVE) and orthotics and prosthetics claims review (PROPS). Both of these services will complement our traditional O&P network.

Our charitable patient care efforts also continued with the Hanger Ivan R. Sabel Foundation. Following the devastating 7.0 magnitude earthquake in January 2010, Hanger and its partners in the Haitian Amputee Coalition established a prosthetics clinic at the Hôpital Albert Schweitzer in Deschapelles, Haiti. In 2011, the 60 volunteers who served in-country clinical rotations fabricated nearly 300 new prostheses and completed 900 adjustments and socket replacements. Four Haitian residents are currently participating in clinical training and education to further the Foundation's objective of a sustainable clinic. Since its inception, the volunteer staff of the Klinik Hanger has provided prosthetic care to 1,200+ patients, more than any other charitable organization in Haiti today.





## DISTRIBUTION

We enhanced our geographic footprint of coverage by opening a new distribution center near Chicago. This center enables us to provide one-day delivery to independent providers and Hanger Clinic facilities in the Midwest. As a result, we have experienced a significant increase in sales in this region. Better geographic coverage combined with enhancements in our electronic ordering process is paying dividends. We recognize our customers have a choice in their distribution company. Our aim is to be the provider with the least complex ordering system, the most complete line of products and the quickest, most accurate order fulfillment process. By removing hassle and adding value, we intend to be their supplier of choice.

Our SureFit shoe and insert business made progress this year by bringing to market a scanning system that can capture an image more efficiently than traditional crush boxes and at a significant cost reduction. This new system is gaining support among the podiatrists as well as the orthotists. Sales for the year were up by more than 10% and the SureFit team made advances in the retail market.



United with one vision and one passion, Hanger's business units work together to provide millions of patients and customers with integrated rehabilitative solutions in patient care, distribution and therapeutic solutions.


Integrated
Rehabilitative
Solutions
PATIENT CARE
DISTRIBUTION
THERAPEUTIC SOLUTIONS
DOSTEON SOLUTIONS
LINKIA
HANGER CLINIC
CARES
SPS
SPS NATIONAL LABS
SUREFIT
ACP
INNOVATIVE NEUROTRONICS
PATIENTS
PROVIDERS
PAYERS
PRACTITIONERS





THERAPEUTIC SOLUTIONS

This segment consists of Innovative Neurotronics (IN Inc.) and Accelerated Care Plus (ACP). During the year, IN Inc. introduced the new Pediatric WalkAide® System and a new version of its V-Hold® vacuum suction system for prostheses. Both of these were well received by our clinicians. Also, two positive independent WalkAide clinical studies at the National Institutes of Health and Marshfield Clinic were presented involving pediatric patients with cerebral palsy (CP), and two additional investigator studies are planned for completion in 2012 in patients with multiple sclerosis and CP. The pivotal INSTRIDE clinical trial made progress by contracting with 30 institutions and the number of subjects was reset to 496 from over 1,000.

ACP's customers, the skilled nursing facilities (SNFs), encountered an unexpected change in reimbursement early in the year. ACP rallied quickly by revising their product/service offering to suit the needs of their individual customers. This adroitness allowed them to maintain their customer base and to prove their mettle as a true partner. Also during the year, ACP made a revision to its OmniVR™ system to improve the graphics and, therefore, the appeal and value to its customers.

26-year-old Cameron Clapp thrives with microprocessor-controlled prosthetic technology after losing both legs and his arm when he was struck by a train in 2001.

**1950s**
The Hanger companies add orthotic services.

**1967**
Ivan R. Sabel graduates with a degree in orthotics and prosthetics from New York University.

**1968**
Mr. Sabel founds Capital Orthopedics.



**1986**
Colorado-based Sequel Corporation acquires Capital Orthopedics. As President and Chief Operating Officer, 40-year-old Mr. Sabel embarks on a quest to reunite the various Hanger companies and execute an aggressive consolidation strategy.

**1991**
Hanger Orthopedic Group creates and issues new shares of common stock through a public offering on the American Stock Exchange®.


BR
HGR
N
10×10



**August 1995**
Mr. Sabel becomes president and CEO of Hanger Orthopedic Group.

**1995–2008**
With Mr. Sabel at the helm, Hanger acquires nearly 100 companies, including J.E. Hanger, Inc. of Georgia (Hanger Southeast), doubling the company's size and adding SPS, the world's largest distributor of orthotic and prosthetic materials.

**December 1998**
Hanger moves to the New York Stock Exchange (NYSE: HGR).

**July 1999**
Hanger conducts the largest acquisition in O&P history by purchasing NovaCare Orthotics & Prosthetics, adding nearly 400 centers to its existing 256.

**January 2002**
Thomas F. Kirk joins Hanger Orthopedic Group as President and COO.



**February 2004**
Hanger establishes Innovative Neurotronics as a development and commercialization business unit dedicated to bringing emerging technologies to market. The WalkAide® System is its debut product.

**March 2004**
Hanger creates Linkia to deliver O&P provider network management and administration services for the nation's health insurers.

**2007**
Hanger Orthopedic Group acquires diabetic footwear company SureFit as part of its distribution business.



**March 2008**
Mr. Kirk succeeds Mr. Sabel as President and CEO of Hanger Orthopedic Group. Mr. Sabel stays on as Chairman of the Board of Directors and works with Hanger to found the Hanger Ivan R. Sabel Foundation.

**2008**
Hanger launches Amputee Empowerment Partners, a nationwide peer-to-peer support network, now with 600+ trained mentors and 3,000+ members of its online community, www.EmpoweringAmputees.org.

**December 2008**
Vinit K. Asar joins Hanger Orthopedic Group as Chief Growth Officer.

**January 2010**
Following the devastating 7.0-magnitude earthquake in Haiti, the Hanger Ivan R. Sabel Foundation and its partners provide charitable prosthetic care to 1,200+ Haitian amputees.

**July 2010**
SPS enhances its services with the SPS National Labs, a nationwide resource for sharing best manufacturing processes and coordinating materials purchases.

**August 2010**
Hanger corporate headquarters is relocated from Bethesda, MD to Austin, TX.

**December 2010**
Hanger acquires Accelerated Care Plus (ACP), the nation's leading provider of modality-based clinical programs for post-acute and chronic rehabilitation.

**August 10, 2011**
Hanger commences celebration of its 150th anniversary with the ringing of the NYSE Closing Bell®.


Hanger
ORTHOPEDIC GROUP INC.
150
HGR
LISTED

*© NYSE Group, Inc. Used with permission of the NYSE Group, Inc.*

**September 2011**
Mr. Asar becomes President and Chief Operating Officer of Hanger Orthopedic Group.

**February 2012**
In its first comprehensive branding initiative, Hanger Orthopedic Group adopts the "Hanger" brand and Hanger Prosthetics & Orthotics adopts the "Hanger Clinic" brand. Most other Hanger business units take on the endorsement, "A Hanger Company."



27-year-old Jacqueline Truong walks with orthotic braces, despite paralysis due to an incomplete spinal cord injury from a car accident in 2009.

## SUMMARY FINANCIAL INFORMATION

Dollars in millions, except per share data

| | At or for the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| **Statement of operations data:** | | | |
| Net sales | $ 918.5 | $ 817.4 | $760.1 |
| Adjusted net income[1] | $ 56.2 | $ 46.6 | $ 36.1 |
| Adjusted diluted earning per share[1] | $ 1.64 | $ 1.42 | $ 1.13 |
| **Balance sheet data:** | | | |
| Cash and cash equivalents | $ 42.9 | $ 36.3 | $ 84.6 |
| Working capital | $ 241.7 | $ 185.8 | $216.7 |
| Total assets | $1,128.5 | $1,061.5 | $875.0 |
| Total debt | $ 508.0 | $ 508.7 | $410.5 |
| Net income | $ 55.0 | $ 21.4 | $ 36.1 |
| Relocation expenses | 1.2 | 16.4 | — |
| Acquisition expenses | 0.8 | 5.4 | — |
| Extinguishment of debt expenses | — | 14.0 | — |
| Loss from interest rate swap | — | 1.6 | — |
| Tax effect of adjustments | (0.8) | (12.2) | — |
| Adjusted net income[1] | $ 56.2 | $ 46.6 | $ 36.1 |
| **Per diluted share:** | | | |
| Net income | $ 1.61 | $ 0.65 | $ 1.13 |
| Relocation expenses | 0.03 | 0.50 | — |
| Acquisition expenses | 0.02 | 0.16 | — |
| Extinguishment of debt expenses | — | 0.43 | — |
| Loss from interest rate swap | — | 0.05 | — |
| Tax effect of adjustments | (0.02) | (0.37) | — |
| Adjusted net income[1] | $ 1.64 | $ 1.42 | $ 1.13 |
| Shares used to compute diluted per share amounts | 34,220,256 | 32,888,305 | 32,068,325 |

(1) Adjusted net income, adjusted income from operations, and adjusted diluted earnings per share are non-GAAP financial measures. Management relies on these non-GAAP items as primary measures to review and assess operating performance and management teams. The Company believes it is useful to investors to provide disclosures of its operating results on the same basis as that used by management. Management and investors also review the non-GAAP items to evaluate the Company's overall performance and to compare its current operating results with corresponding periods and with other companies in the health care industry. You should not consider the non-GAAP items in isolation or as a substitute for net income, operating cash flows or other cash flow statement data determined in accordance with accounting principles generally accepted in the United States. Because the non-GAAP items are not measures of financial performance under accounting principles generally accepted in the United States and are susceptible to varying calculations, they may not be comparable to similarly titled measures of other companies.

This Page Intentionally Left Blank

# SECURITIES AND EXCHANGE COMMISSION

**WASHINGTON, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

**For the fiscal year ended December 31, 2011**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.**

**For the transition period from**

**to**

**Commission File Number 1-10670**

# HANGER ORTHOPEDIC GROUP, INC.

(Exact name of registrant as specified in its charter.)

| **Delaware**<br>(State or other jurisdiction of incorporation or organization) | **84-0904275**<br>(I.R.S. Employer Identification No.) |
|---|---|
| **10910 Domain Drive, Suite 300, Austin, TX**<br>(Address of principal executive offices) | **78758**<br>(Zip Code) |

Registrant's phone number, including area code: **(512) 777-3800**

Securities registered pursuant to Section 12(b) of the Act:

| Title of class | Name of exchange on which registered |
|---|---|
| Common Stock, par value $0.01 per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one).

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $823,240,613

As of February 17, 2012 the registrant had 34,036,967 shares of its Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated by reference from the registrant's definitive proxy statement or amendment hereto which will be filed not later than 120 days after the end of the fiscal year covered by this report.

## INDEX

**Hanger Orthopedic Group, Inc.**

# PART I

## ITEM 1. *BUSINESS.*

### Business Overview

*General*

The goal of Hanger Orthopedic Group, Inc. (the "Company") is to be the world's premier provider of services and products that enhance human physical capabilities. We provide orthotic and prosthetic patient-care services, distribute O&P devices and components, manage O&P networks, and provide therapeutic solutions to the broader post acute market. We are the largest owner and operator of orthotic and prosthetic patient-care centers in the United States and, through our distribution subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), the largest dedicated distributor of O&P products in the United States. We operate in excess of 700 O&P patient-care centers located in 45 states and the District of Columbia and six strategically located distribution facilities. In addition to providing O&P services and products we, through our subsidiary, Linkia LLC ("Linkia"), manage an O&P provider network and develop programs to manage all aspects of O&P patient care for insurance companies. We provide therapeutic solutions through our subsidiaries Innovative Neurotronics and Accelerated Care Plus Corp. Innovative Neurotronics ("IN, Inc.") introduces emerging neuromuscular technologies developed through independent research in a collaborative effort with industry suppliers worldwide. Accelerated Care Plus Corp. ("ACP") is a developer of specialized rehabilitation technologies and a leading provider of evidence-based clinical programs for post-acute rehabilitation serving more than 4,000 long-term care facilities and other sub-acute rehabilitation providers throughout the U.S.

For the years ended December 31, 2011, 2010, and 2009, our net sales were $918.5 million, $817.4 million, and $760.1 million, respectively. We recorded net income of $55.0 million, $21.4 million, and $36.1 million, for the years ended December 31, 2011, 2010, and 2009, respectively.

We have three segments—Patient-Care Services, Distribution, and Therapeutic Solutions. The following table summarizes the percentage of total revenue derived from each segment:

| | For the year ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Patient-care services | 82.1% | 87.5% | 88.3% |
| Distribution | 10.9% | 11.7% | 11.6% |
| Therapeutic solutions | 7.0% | 0.8% | 0.1% |

See Note O to our consolidated financial statements contained herein elsewhere in this Annual Report on Form 10-K for financial information about our segments.

### Industry Overview

We provide goods and services to the O&P, post-acute, and other rehabilitation markets. We estimate that the O&P patient-care market in the United States is approximately $2.6 billion, of which we account for approximately 29%, and the post-acute rehabilitation and other rehabilitation market is approximately $1.3 billion, of which we account for 5%. We commissioned a study in the past which identified additional opportunities to leverage our expertise beyond the traditional O&P market, and we believe these additional opportunities could potentially expand our available O&P market by an additional $1.4 billion to $4.0 billion.

The O&P patient-care services market is highly fragmented and is characterized by local, independent O&P businesses, with the majority of these businesses generally having a single facility with annual revenues of less than $1.0 million. We do not believe that any single competitor accounts for more than 2% of the country's total estimated O&P patient-care services revenue.

The O&P services industry is characterized by stable, recurring revenues, primarily resulting from new patients as well as the need for periodic replacement and modification of O&P devices. Based on our experience, the average replacement time for orthotic devices is one to three years, while the average replacement time for prosthetic devices is three to five years. There is also an attendant need for continuing O&P patient-care services. In addition to the inherent need for periodic replacement and modification of O&P devices and continuing care, we expect the demand for O&P services will continue to grow as a result of several key trends, including the aging of the U.S. population, resulting in an increase in incidence of disease, and the demands for new and advanced devices.

We estimate the post-acute rehabilitation market to include approximately 15,000 skilled nursing facilities ("SNFs") and to have a market potential of approximately $200 million. We provide technologically advanced rehabilitation equipment and clinical programs to approximately 31% of the post-acute market. We estimate the broader rehabilitation markets, which include independent rehabilitation providers and providers in other post-acute settings, to be approximately $1.1 billion. We currently provide goods and services to very few customers in this portion of the market, however, we believe this market would benefit from our products and services.

**Business Strategy**

Our goal is to be the provider of choice for products and services that enhance human physical capabilities. We focus on disciplined diversification of our revenue streams both within our traditional orthotic and prosthetics market and in complimentary and adjacent markets that expand our continuum of care. In addition, we continue to focus on gaining operational efficiencies and expanding the market share of our core businesses. We have implemented a strategy of disciplined diversification through internal efforts by developing businesses such as IN, Inc., Linkia, Dosteon, and CARES in the O&P market, and in adjacent markets through the acquisition of SureFit and ACP.

Our internal efforts focus on leveraging the resources and expertise of our core O&P patient-care services business in order to provide additional products and services to our patients. IN, Inc. was created to bring innovative applications and product technology to market. IN, Inc.'s first two products are the WalkAide and V-Hold, and both are good examples of bringing new products to the O&P market place. Our knowledge of the O&P market place enabled us to create Linkia, which is the only O&P provider network management service company that functions as a liaison between provider networks and third party health insurance companies. Linkia provides insurance payors with data and administrative services that allow these payors to provide higher quality, more efficient care to their insureds; in return this solidifies our relationship with payors and allows us to negotiate favorable national or regional contracts. We continually assess market opportunities to identify additional opportunities to leverage our footprint and expertise beyond the traditional O&P market. We have identified and are piloting two new channels of revenue; CARES and Dosteon. CARES is a pilot program that works with hospital emergency rooms to provide a wide variety of orthotic and durable medical equipment ("DME") products, while Dosteon partners with physicians offices, such as orthopedic and vascular surgeons to provide for the postoperative orthotic and DME needs of their patients. These pilot businesses, along with dedicated sales personnel, help us sell into markets not previously served by our traditional brick and mortar facilities. We are encouraged with the progress of these businesses and their ability to contribute to the growth of our patient care business.

We continually look to diversify our revenue streams outside of our core O&P business. We have executed this through the acquisition of SureFit and ACP. SureFit, which is a part of our Distribution business, expanded our continuum of care into the podiatry market by providing custom shoe inserts and shoes. ACP, when combined with IN, Inc., comprises our Therapeutic Solutions segment. Therapeutic Solutions provides the platform to expand into the post-acute and other rehabilitation markets by providing technologically advanced therapeutic equipment and related clinical protocols which enhance the productivity and outcomes of rehabilitative care. We also look to leverage the relationships we have with the rehabilitation providers in order to provide our traditional O&P offerings to their patients.

It is also our goal to continue to provide superior patient-care and be the most cost-efficient, full service, national O&P operator distributor. The key elements of our strategy to achieve this goal are to:

- Improve our performance by:
  - investing in and developing new processes to improve the productivity of our clinicians and our distribution centers, including the use of scanning technology as well as development of a comprehensive electronic practice management system;
  - continuing periodic patient follow up visits to gauge patient satisfaction as well as the functionality of their device;
  - improving the utilization and efficiency of administrative and corporate support services;
  - enhancing margins through continued consolidation of vendors and product offering; and
  - leveraging our market share to increase sales and improve pricing;
- Increase our market share and net sales by:
  - continued marketing of Linkia to regional and national providers and contracting with national and regional managed care providers who we believe select us as a preferred O&P provider because of our reputation, national reach, density of the network and our ability to monitor quality and outcomes while reducing administrative expenses;
  - increasing the volume of our patient-care business through enhanced comprehensive marketing programs aimed at referring physicians and patients. Our Patient Education Clinics program informs patients of technological improvements which may benefit them by further improving their mobility, and also provides an opportunity to have their devices inspected and serviced if necessary. The program also Our "People in Motion" program also introduces potential patients to the latest O&P technology;
  - expanding the breadth of products being offered through our Distribution segment and our patient-care centers;
  - increasing the number of clinicians through our residency program; and
  - selectively acquiring small and medium-sized O&P patient-care service businesses and opening satellite patient-care centers primarily to expand our presence within an existing market and secondarily to enter into new markets;

**Business Description**

*Patient-Care Services*

As of December 31, 2011, we provided O&P patient-care services through over 700 patient-care centers and over 1,190 clinicians in 45 states and the District of Columbia. Substantially all of our clinicians are certified, or are candidates for formal certification, by the O&P industry certifying boards. A clinician manages each of our patient-care centers. Our patient-care centers also employ highly trained technical personnel who assist in the provision of services to patients and who fabricate various O&P devices, as well as office administrators who schedule patient visits, obtain approvals from payors and bill and collect for services rendered.

In our orthotics business, we design, fabricate, fit and maintain a wide range of custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to patients suffering from musculoskeletal disorders, such as ailments of the back, extremities or joints and injuries from sports or other activities. In our prosthetics business, we design, fabricate, fit and maintain custom-made artificial limbs for patients who are without limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. O&P devices are increasingly technologically advanced and are custom-designed to add functionality and comfort to patients' lives, shorten the rehabilitation process and lower the cost of rehabilitation. Patients are referred to Hanger by an attending physician who determines a patient's treatment and writes a prescription. Our clinicians then consult with both the referring physician and the patient with a view toward assisting in the design of an orthotic or prosthetic device to meet the patient's needs.

The fitting process often involves several stages in order to successfully achieve desired functional and cosmetic results. The clinician creates a cast and takes detailed measurements, frequently using our digital imaging system (Insignia), of the patient's residual limb to ensure an anatomically correct fit. Prosthetic devices are custom fabricated and fit by skilled clinicians. The majority of the orthotic devices provided by us are custom designed, fabricated and fit; the remainder are prefabricated but custom fit.

Custom devices are fabricated by our skilled technicians using plaster castings, measurements and designs made by our clinicians and by utilization of our proprietary Insignia system. The Insignia system replaces plaster casting of a patient's residual limb with a computer generated image. Insignia provides a very accurate image, faster turnaround for the patient, and a more professional overall experience. Technicians use advanced materials and technologies to fabricate a custom device under quality assurance guidelines. Custom designed devices that cannot be fabricated at the patient-care centers are fabricated at one of several central fabrication facilities.

To provide timely service to our patients, we employ technical personnel and maintain laboratories at many of our patient-care centers. We have earned a strong reputation within the O&P industry for the development and use of innovative technology in our products, which has increased patient comfort and capability, and can significantly enhance the rehabilitation process. The quality of our services and the success of our technological advances have generated broad media coverage, building our brand equity among payors, patients and referring physicians.

The principal reimbursement sources for our services are:

- Commercial and other, which consist of individuals, rehabilitation providers, private insurance companies, HMOs, PPOs, hospitals, vocational rehabilitation, workers' compensation programs and similar sources;
- Medicare, a federally funded health insurance program providing health insurance coverage for persons aged 65 or older and certain disabled persons, which provides reimbursement for O&P products and services based on prices set forth in fee schedules for 10 regional service areas;
- Medicaid, a health insurance program jointly funded by federal and state governments providing health insurance coverage for certain persons in financial need, regardless of age, which may supplement Medicare benefits for financially needy persons aged 65 or older; and
- U.S. Department of Veterans Affairs.

We estimate that government reimbursement, comprised of Medicare, Medicaid and the U.S. Department of Veterans Affairs, in the aggregate, accounted for approximately 40.0%, 40.4%, and 40.5% of our net sales in 2011, 2010, and 2009, respectively. These payors have set maximum reimbursement levels for O&P services and products. Medicare prices are adjusted each year based on the Consumer Price Index-Urban ("CPIU") unless congress acts to change or eliminate the adjustment. The Medicare price (decreases)/increases for 2012, 2011, 2010, 2009, and 2008 were 2.4%, (0.1%), 0.0%, 5.0%, and 2.7%, respectively. There can be no assurance that future changes will not reduce reimbursements for O&P services and products from these sources.

We enter into contracts with third-party payors that allow us to perform O&P services for a referred patient and be paid under the contract with the third- party payor. These contracts typically have a stated term of one to three years. These contracts generally may be terminated without cause by either party on 60 to 90 days' notice or on 30 days' notice if we have not complied with certain licensing, certification, program standards, Medicare or Medicaid requirements or other regulatory requirements. Reimbursement for services is typically based on a fee schedule negotiated with the third-party payor that reflects various factors, including geographic area and number of persons covered.

Through the normal course of business, we receive patient deposits on devices not yet delivered. At December 31, 2011 and 2010, we held $0.6 million and $0.8 million of deposits, respectively, from our patients.

*Provider Network Management*

Linkia is the first provider network management company dedicated solely to serving the O&P market. Linkia is dedicated to managing the O&P services of national and regional insurance companies. Linkia partners with healthcare insurance companies by securing a national or regional contract either as a preferred provider or to manage their O&P network of providers. Linkia's network now includes approximately 1,030 O&P provider locations, including approximately 350 independent providers. As of December 31, 2011, Linkia had 52 contracts with national and regional providers.

*Distribution Services*

We distribute O&P components to independent customers and to our own patient-care centers through our wholly-owned subsidiary, SPS, which is the nation's largest dedicated O&P distributor. We are also a leading manufacturer and distributor of therapeutic footwear for diabetic patients in the podiatric market. SPS maintains in inventory approximately 29,000 individual SKUs manufactured by more than 300 different companies. SPS maintains distribution facilities in California, Florida, Georgia, Illinois, Pennsylvania, and Texas, which allows us to deliver products via ground shipment anywhere in the contiguous United States typically within two business days.

Our Distribution business enables us to:

- centralize our purchasing and thus lower our material costs by negotiating purchasing discounts from manufacturers;
- reduce our patient-care center inventory levels and improve inventory turns;
- perform inventory quality control;
- encourage our patient-care centers to use clinically appropriate products that enhance our profit margins; and
- coordinate new product development efforts with key vendor "partners".

Marketing of our Distribution services is conducted on a national basis through a dedicated sales force, print and e-commerce catalogues, and exhibits at industry and medical meetings and conventions. We direct specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons, physical and occupational therapists, and podiatrists.

*Therapeutic Solutions*

We provide therapeutic solutions to the O&P market and post-acute rehabilitation market through our subsidiaries IN, Inc. and ACP. On December 1, 2010 we acquired ACP, which is the nation's leading provider of rehabilitation technologies and integrated clinical programs to rehabilitation providers. ACP's unique value proposition is to provide its customers with a full-service "total solutions" approach encompassing proven medical technology, evidence based clinical programs, and continuous onsite therapist education and training. ACP's services support increasingly advanced treatment options for a broader patient population and more medically complex conditions. ACP has contracts to serve more than 4,000 skilled nursing facilities nationwide, including 21 of the 25 largest national providers. ACP's contracts contain negotiated pricing and service levels with terms ranging from one to five years. ACP generally bills its customers monthly and revenue is recognized based upon the contractual terms of the agreements.

IN, Inc. specializes in the product development and commercialization of emerging products in the Orthotic Prosthetic and Rehabilitation markets. Working with the inventors under licensing and consulting agreements, IN, Inc. commercializes the design, obtains regulatory approvals, develops clinical protocols for the technology, and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc. currently has two commercial products: the WalkAide System which benefits patients with a condition referred to as drop foot and the V-Hold which is active vacuum technology used in lower extremity prosthetic devices. The V-Hold is primarily sold through our patient care centers. The WalkAide System is currently reimbursable for Medicare beneficiaries with foot drop due to incomplete spinal cord injuries. IN, Inc. is currently conducting clinical trials in an effort to gain additional coverage for stroke patients with foot drop which represents the largest potential patient population. IN, Inc. anticipates that these trials will be fully enrolled by the end of the second quarter of 2012 with submission of data to CMS in late 2012 or early 2013. In addition to reimbursement with Medicare, IN, Inc. has been working with commercial insurance companies and has had limited success in receiving coverage for the WalkAide. The WalkAide is sold in the United States through our patient-care centers and SPS. IN, Inc. is also marketing the WalkAide internationally through a network of distributors in Europe, the Middle East/Africa, Latin America, Canada, and Asia.

**Competitive Strengths**

We believe the combination of the following competitive strengths will help us in growing our businesses through an increase in our net sales, net income and market share:

- Leading market position both in the O&P market place and in the post acute rehabilitation markets;
- National scale of operations, which better enables us to:
    - establish our brand name and generate economies of scale;
    - implement best practices throughout the Company;
    - utilize shared fabrication facilities;
    - contract with national and regional managed care entities;
    - identify, test and deploy emerging technology; and
    - increase our influence on, and input into, regulatory trends;
- Distribution of, and purchasing power for, O&P components and finished O&P products, which enables us to:
    - negotiate greater purchasing discounts from manufacturers and freight providers;
    - reduce patient-care center inventory levels and improve inventory turns through centralized purchasing control;
    - quickly access prefabricated and finished O&P products;

- promote the usage by our patient-care centers of clinically appropriate products that also enhance our profit margins;
- engage in co-marketing and O&P product development programs with suppliers; and
- expand the non-Hanger client base of our Distribution segment;

- Development of leading-edge technology to be brought to market through our patient practices and licensed distributors worldwide;
- Clinician compensation plans that financially reward clinicians for their efficient management of accounts receivable collections, labor, materials, and other costs, and encourage cooperation among our clinicians within the same local market area;
- Proven ability to rapidly incorporate technological advances in the fitting and fabrication of O&P devices;
- History of successful integration of small and medium-sized O&P business acquisitions, including 97 O&P businesses since 1997, representing over 240 patient-care centers;
- Highly trained clinicians, whom we provide with the highest level of continuing education and training through programs designed to inform them of the latest technological developments in the O&P industry;
- Experienced and committed management team; and
- Successful government relations efforts which enables us to:
    - Support our patients' efforts to pass "The Prosthetic Parity Act" in 20 states;
    - Promote and educate legislators on the benefits and cost effectiveness of O&P services; and
    - Maintain an active Hanger Orthopedic Political Action Committee (The Hanger PAC).

**Suppliers**

In our O&P patient-care businesses, we purchase prefabricated O&P devices, and components and materials that our technicians use to fabricate O&P products, from in excess of 400 suppliers across the country. These devices, components and materials are used in the products we offer in our patient-care centers throughout the country. As of December 31, 2011 only three of our third-party suppliers accounted for more than 5% of our total annual purchases. Our Therapeutic Solutions businesses purchase goods from a variety of suppliers, none of which accounted more than 5% of our total purchases.

**Sales and Marketing**

In our O&P patient-care businesses individual clinicians in local patient-care centers historically have conducted our sales and marketing efforts. Due primarily to the fragmented nature of the O&P industry, the success of a particular patient-care center has been largely a function of its local reputation for quality of care, responsiveness and length of service in the local communities. In our Distribution and Therapeutic Solutions businesses we employ dedicated sales professionals that generally are responsible for a geographic region or specific product line.

In addition, we have developed a centralized marketing department the goal of which is to augment the efforts of the business segment personnel. In the case of our O&P businesses, this enables the clinician to focus more of his or her efforts on patient-care. Our sales and marketing effort targets the following:

- *Marketing and Public Relations.* Our objective is to increase the visibility of the "Hanger" name by building relationships with major referral sources through activities such as co-sponsorship of sporting events and co-branding of products. We also continue to explore creating alliances with certain vendors to market products and services on a nationwide basis.
- *Business Development.* We have dedicated personnel in most of our regions of operation who are responsible for arranging seminars, clinics and forums to educate and consult with patients and to increase the individual communities' awareness of the "Hanger" name. These business development managers ("BDM") also meet with local referral and contract sources to help our clinicians develop new relationships in their markets.
- *Insurance Contracts.* Linkia is actively seeking contracts with national insurance companies to manage their network. We also have regional contract managers who negotiate with hospitals and regional payors.
- *Other Initiatives.* We are constantly seeking and developing new technology and products to enable us to provide the highest quality patient-oriented care. We continue to use our Insignia laser scanning system, which enables our clinicians to create and modify a computer-based scan of patients' limbs to create more comprehensive patient records and a better prosthetic fit. Due to the improvement Insignia offers to our patient-care, it has been an effective marketing tool for our clinicians.

**Acquisitions**

In 2011, we acquired eight O&P companies, operating a total of 21 patient-care centers located in California, Illinois, Iowa, New York, Texas, Virginia and Washington. The aggregate purchase price for these O&P businesses was $24.9 million, including $14.1 million in cash and $10.8 million in unsecured notes and earn-outs to be paid over the next four years. We incurred $0.8 million of one-time legal costs related to these acquisitions. Other acquisition related expenses were insignificant and are included in other operating expenses in the period incurred. In 2010, we acquired five O&P companies, operating a total of six patient-care centers, located in California, New York, Texas, and Utah. The aggregate purchase price for these O&P businesses was $10.6 million. During the fourth quarter of 2010, we completed the acquisition of ACP for a purchase price of approximately $157.8 million, and we incurred approximately $5.4 million of related expenses in connection with the acquisition.

**Competition**

The O&P services industry is highly fragmented, consisting mainly of local O&P patient-care centers. The business of providing O&P patient-care services is highly competitive in the markets in which we operate. We compete with numerous small independent O&P providers for referrals from physicians, therapists, employers, HMOs, PPOs, hospitals, rehabilitation centers, out-patient clinics and insurance companies on both a local and regional basis. We compete with other patient-care service providers, including device manufacturers that have independent sales forces, on the basis of quality and timeliness of patient-care, location of patient-care centers and pricing for services.

We also compete with independent O&P providers for the retention and recruitment of qualified clinicians. In certain markets, the demand for clinicians exceeds the supply of qualified personnel.

Our Therapeutic Solutions businesses compete with other providers of equipment and services on a regional and national basis that have similar sales forces and products. We strive to differentiate our products with additional services such as clinical protocols and continuing education.

**Government Regulation**

We are subject to a variety of federal, state and local governmental regulations. We make every effort to comply with all applicable regulations through compliance programs, policies and procedures, manuals, and personnel training. Despite these efforts, we cannot guarantee that we will be in absolute compliance with all regulations at all times. Failure to comply with applicable governmental regulations may result in significant penalties, including exclusion from the Medicare and Medicaid programs, which would have a material adverse effect on our business.

*Medical Device Regulation.* We distribute products that are subject to regulation as medical devices by the U.S. Food and Drug Administration ("FDA") under the Federal Food, Drug and Cosmetic Act ("FDCA") and accompanying regulations. With the exception of two products which have been cleared for marketing as prescription medical devices under section 510(k) of the FDCA, we believe that the products we distribute, including O&P medical devices, accessories and components, are exempt from the FDA's regulations for pre-market clearance or approval requirements and from requirements relating to quality system regulation (except for certain recordkeeping and complaint handling requirements). We are required to adhere to regulations regarding adverse event reporting, establishment registration, and product listing; and we are subject to inspection by the FDA for compliance with all applicable requirements. Labeling and promotional materials also are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Our medical device operations are subject to inspection by the FDA for compliance with applicable FDA requirements, and the FDA has raised compliance concerns in connection with these investigations. We believe we have addressed these concerns and are in compliance with applicable FDA requirements, but we cannot assure that we will be found to be in compliance at all times. Non-compliance could result in a variety of civil and/or criminal enforcement actions, which could have a material adverse effect on our business and results of operations.

*Fraud and Abuse.* Violations of fraud and abuse laws are punishable by criminal and/or civil sanctions, including, in some instances, imprisonment and exclusion from participation in federal healthcare programs, including Medicare, Medicaid, U.S. Department of Veterans Affairs health programs and the Department of Defense's TRICARE program, formerly known as CHAMPUS. These laws, which include but are not limited to, antikickback laws, false claims laws, physician self-referral laws, and federal criminal healthcare fraud laws, are discussed in further detail below. We believe our billing practices, operations, and compensation and financial arrangements with referral sources and others materially comply with applicable federal and state requirements. However, we cannot assure that such requirements will not be interpreted by a governmental authority in a manner inconsistent with our interpretation and application. The failure to comply, even if inadvertent, with any of these requirements could require us to alter our operations and/or refund payments to the government. Such refunds could be significant and could also lead to the imposition of significant penalties. Even if we successfully defend against any action against us for violation of these laws or regulations, we would likely be forced to incur significant legal expenses and divert our management's attention from the operation of our business. Any of these actions, individually or in the aggregate, could have a material adverse effect on our business and financial results.

*Antikickback Laws.* Our operations are subject to federal and state antikickback laws. The federal Antikickback Statute (Section 1128B(b) of the Social Security Act) prohibits persons or entities from knowingly and willfully soliciting, offering, receiving, or paying any remuneration in return for, or to induce, the referral of persons eligible for benefits under a federal healthcare program (including Medicare, Medicaid, the U.S. Department of Veterans Affairs health programs and TRICARE), or the ordering, purchasing, leasing, or arranging for, or the recommendation of purchasing, leasing or ordering of, items or services that may be paid for, in whole or in part, by a federal healthcare program. Courts have held that the statute may be violated when even one purpose (as opposed to a primary or sole purpose) of the remuneration is to induce referrals or other business.

Recognizing that the Antikickback Statute is broad and may technically prohibit beneficial arrangements, the Office of Inspector General of the Department of Health and Human Services has developed regulations addressing certain business arrangements that will offer protection from scrutiny under the Antikickback Statute. These "Safe Harbors" describe activities which may be protected from prosecution under the Antikickback Statute, provided that they meet all of the requirements of the applicable Safe Harbor. For example, the Safe Harbors cover activities such as offering discounts to healthcare providers and contracting with physicians or other individuals or entities that have the potential to refer business to us that would ultimately be billed to a federal healthcare program. Failure to qualify for Safe Harbor protection does not mean that an arrangement is illegal. Rather, the arrangement must be analyzed under the Antikickback Statute to determine whether there is an intent to pay or receive remuneration in return for referrals. Conduct and business arrangements that do not fully satisfy one of the Safe Harbors may result in increased scrutiny by government enforcement authorities. In addition, some states have antikickback laws that vary in scope and may apply regardless of whether a federal healthcare program is involved.

Our operations and business arrangements include, for example, discount programs or other financial arrangements with individuals and entities, such as lease arrangements with hospitals and certain participation agreements. Therefore, our operations and business arrangements are required to comply with the antikickback laws. Although our business arrangements and operations may not always satisfy all the criteria of a Safe Harbor, we believe that our operations are in material compliance with federal and state antikickback statutes.

*HIPAA Violations.* The Health Insurance Portability and Accountability Act ("HIPAA") provides criminal penalties for, among other offenses: health care fraud; theft or embezzlement with respect to a health care benefit program; false statements in connection with the delivery of or payment for health care benefits, items or services; and obstruction of criminal investigation of health care offenses. Unlike other federal laws, these offenses are not limited to Federal health care programs.

In addition, HIPAA authorizes the imposition of civil monetary penalties where a person offers or pays remuneration to any individual eligible for benefits under a federal healthcare program that such person knows or should know is likely to influence the individual to order or receive covered items or services from a particular provider, clinician or supplier. Excluded from the definition of "remuneration" are incentives given to individuals to promote the delivery of preventive care (excluding cash or cash equivalents), incentives of nominal value and certain differentials in or waivers of coinsurance and deductible amounts.

These laws may apply to certain of our operations. As noted above, we have established various types of discount programs and other financial arrangements with individuals and entities. We also bill third-party payors and other entities for items and services provided at our patient-care centers. While we endeavor to ensure that our discount programs and other financial arrangements, and billing practices comply with applicable laws, such programs, arrangements and billing practices could be subject to scrutiny and challenge under HIPAA.

*False Claims Laws.* We are also subject to federal and state laws prohibiting individuals or entities from knowingly presenting, or causing to be presented, claims for payment to third-party payors (including Medicare and Medicaid) that are false or fraudulent, are for items or services not provided as claimed, or otherwise contain misleading information. Each of our patient-care centers is responsible for the preparation and submission of reimbursement claims to third-party payors for items and services furnished to patients. In addition, our personnel may, in some instances, provide advice on billing and reimbursement to purchasers of our products. While we endeavor to assure that our billing practices comply with applicable laws, if claims submitted to payors are deemed to be false, fraudulent, or for items or services not provided as claimed, we may face liability for presenting or causing to be presented such claims.

*Physician Self-Referral Laws.* We are also subject to federal and state physician self-referral laws. With certain exceptions, the federal Medicare physician self-referral law (the "Stark Law") (Section 1877 of the Social Security Act) prohibits a physician from referring Medicare beneficiaries to an entity for "designated health services"—including prosthetic and orthotic devices and supplies—if the physician or the physician's immediate family member has a financial relationship with the entity. A financial relationship includes both ownership or investment interests and compensation arrangements. An entity that furnishes designated health services pursuant to a prohibited referral may not present or cause to be presented a claim or bill for such designated health services. Penalties for violating the Stark Law include denial of payment for the service, an obligation to refund any payments received, civil monetary penalties, and the possibility of being excluded from the Medicare or Medicaid programs.

With respect to ownership/investment interests, there is an exception under the Stark Law for referrals made to a publicly traded entity in which the physician or the physician's immediate family member has an investment interest if the entity's shares are generally available to the public at the time of the designated health service referral, and are traded on certain exchanges, including the New York Stock Exchange, and the entity had shareholders' equity exceeding $75.0 million for its most recent fiscal year or as an average during the three previous fiscal years. We meet these tests and, therefore, believe that referrals from physicians who have ownership interests in our stock, or whose immediate family members have ownership interests in our stock, should not result in liability under the Stark Law.

With respect to compensation arrangements, there are exceptions under the Stark Law that permit physicians to maintain certain business arrangements, such as personal service contracts and equipment or space leases, with healthcare entities to which they refer patients for designated health services. Unlike the Antikickback Statute, all of the elements of a Stark Law exception must be met in order for the exception to apply. We believe that our compensation arrangements with physicians comply with the Stark Law, either because the physician's relationship fits fully within a Stark Law exception or because the physician does not generate prohibited referrals. If, however, we receive a prohibited referral, our submission of a bill for services rendered pursuant to such a referral could subject us to sanctions under the Stark Law and applicable state self-referral laws. State self-referral laws may extend the prohibitions of the Stark Law to Medicaid beneficiaries.

*Certification and Licensure.* Our clinicians and/or certain operating units may be subject to certification or licensure requirements under the laws of some states. Most states do not require separate licensure for clinicians. However, several states currently require clinicians to be certified by an organization such as the American Board for Certification. The American Board for Certification conducts a certification program for clinicians and an accreditation program for patient-care centers. The minimum requirements for a certified clinician are a college degree, completion of an accredited academic program, one to four years of residency at a patient-care center under the supervision of a certified clinician and successful completion of certain examinations. Minimum requirements for an accredited patient-care center include the presence of a certified clinician and specific plant and equipment requirements.

Some states may require licensure or registration of facilities that dispense or distribute prescription medical devices within or from outside of the state. In addition, some states may require a license or registration to provide services such as those offered by Linkia. We are in the process of meeting these requirements.

While we endeavor to comply with all state licensure requirements, we cannot assure that we will be in compliance at all times with these requirements. Failure to comply with state licensure requirements could result in suspension or termination of licensure, civil penalties, termination of our Medicare and Medicaid agreements, and repayment of amounts received from Medicare and Medicaid for services and supplies furnished by an unlicensed individual or entity.

*Confidentiality and Privacy Laws.* The Administrative Simplification Provisions of HIPAA, and their implementing regulations, set forth privacy standards and implementation specifications concerning the use and disclosure of individually identifiable health information (referred to as "protected health information") by health plans, healthcare clearinghouses and healthcare providers that transmit health information electronically in connection with certain standard transactions ("Covered Entities"). HIPAA further requires Covered Entities to protect the confidentiality of health information by meeting certain security standards and implementation specifications. In addition, under HIPAA, Covered Entities that electronically transmit certain administrative and financial transactions must utilize standardized formats and data elements ("the transactions/code sets standards"). HIPAA imposes civil monetary penalties for non-compliance, and, with respect to knowing violations of the privacy standards, or violations of such standards committed under false pretenses or with the intent to sell, transfer or use individually identifiable health information for commercial advantage, criminal penalties. We believe that we are subject to the Administrative Simplification Provisions of HIPAA and are taking steps to meet applicable standards and implementation specifications. The new requirements have had a significant effect on the manner in which we handle health data and communicate with payors. Our billing system, OPS, was designed to meet these requirements.

In addition, state confidentiality and privacy laws may impose civil and/or criminal penalties for certain unauthorized or other uses or disclosures of individually identifiable health information. We are also subject to these laws. While we endeavor to assure that our operations comply with applicable laws governing the confidentiality and privacy of health information, we could face liability in the event of a use or disclosure of health information in violation of one or more of these laws.

**Personnel and Training**

None of our employees are subject to a collective-bargaining agreement. We believe that we have satisfactory relationships with our employees and strive to maintain these relationships by offering competitive benefit packages, training programs and opportunities for advancement. During the year ended December 31, 2011, we had an average of 4,420 employees.

We provide a series of ongoing training programs to improve the professional knowledge of our clinicians. For example, we have an annual Education Fair which is attended by over 750 of our clinicians and consists of lectures and seminars covering many clinical topics including the latest technology and process improvements, basic accounting and business courses and other courses which allow the clinicians to fulfill their ongoing continuing education requirements.

**Insurance**

We currently maintain insurance coverage for malpractice liability, product liability, workers' compensation, executive protection and property damage. Our general liability insurance coverage is $1.0 million per incident, with a $50.0 million umbrella insurance policy. The coverage for malpractice, product and workers' compensation is self-insured with both individual specific claim and aggregate stop-loss policies to protect us from either significant individual claims or dramatic changes in our loss experience. Based on our experience and prevailing industry practices, we believe our coverage is adequate as to risks and amount. We have not incurred a material amount of expenses in the past as a result of uninsured O&P claims.

**Special Note On Forward-Looking Statements**

Some of the statements contained in this report discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward- looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

- the demand for our services and products;
- our ability to integrate effectively the operations of businesses that we have acquired and plan to acquire in the future;
- our ability to enter into national contracts;
- our ability to attract and retain qualified orthotic and prosthetic clinicians;
- changes in federal Medicare reimbursement levels and other governmental policies;
- our indebtedness, the impact of changes in prevailing interest rates and the availability of favorable terms of equity and debt financing to fund the anticipated growth of our business;
- changes in, or failure to comply with, federal, state and/or local governmental regulations; and
- liabilities relating to orthotic and prosthetic services and products and other claims asserted against us.

For a discussion of important risk factors affecting our business, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Item 1A—Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. We do not have any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

## ITEM 1A. *RISK FACTORS.*

***Changes in government reimbursement levels could adversely affect our net sales, cash flows and profitability.***

We derived 40.0%, 40.4%, and 40.5% of our net sales for the years ended December 31, 2011, 2010 and 2009, respectively, from reimbursements for O&P services and products from programs administered by Medicare, Medicaid and the U.S. Department of Veterans Affairs. Each of these programs set maximum reimbursement levels for O&P services and products. If these programs reduce reimbursement levels for O&P services and products in the future, our net sales could substantially decline. In addition, the percentage of our net sales derived from these sources may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to maximum reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because fee schedules of certain third-party payors are indexed to Medicare. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers. This trend could adversely affect our net sales. For example, a number of states are in the process of reviewing Medicaid reimbursement policies generally, including for prosthetic and orthotic devices, and some states have reduced or eliminated Medicaid coverage for orthotic devices for certain classes of persons otherwise covered by Medicaid. Additionally, Medicare provides for reimbursement for O&P products and services based on prices set forth in fee schedules for ten regional service areas. Medicare prices are adjusted each year based on the Consumer Price Index—Urban ("CPIU") unless Congress acts to change or eliminate the adjustment. The Medicare price (decreases)/increases for 2012, 2011, 2010, 2009, and 2008 were 2.4%, (0.1%), 0.0%, 5.0%, and 2.7%, respectively. The Patient Protection and Affordable Care Act, Pub. L. No. 111-148, March 23, 2010 ("PPACA") changed the Medicare inflation factors applicable to O&P (and other) suppliers. The annual updates for years subsequent to 2011 are based on the percentage increase in the CPI-U for the 12-month period ending with June of the previous year. Section 3401(m) of PPACA required that for 2011 and each subsequent year, the fee schedule update factor based on the CPI-U for the 12-month period ending with June of the previous year is to be adjusted by the annual economy-wide private nonfarm business multifactory productivity ("the MFP Adjustment"). The MFP Adjustment may result in that percentage increase being less than zero for a year, and may result in payment rates for a year being less than such payment rates for the preceding year. CMS has not yet issued a final rule implementing these adjustments for years beyond 2011, but has issued a proposed rule for 2012. See 76 FR 42834 and 35 (July 19, 2011). CMS has not issued a proposed date for finalization of this rule. If the U.S. Congress were to legislate additional modifications to the Medicare fee schedules, our net sales from Medicare and other payors could be adversely and materially affected. We cannot predict whether any such modifications to the fee schedules will be enacted or if implemented what form any modifications might take.

In addition to the risks to our Patient Care Services segment businesses discussed above, changes in government reimbursement levels could also adversely affect the net sales, cash flows and profitability of our Therapeutic Services segment business. In particular, a significant majority of ACP's sales involve devices and related services provided to skilled nursing facilities (SNFs) and similar businesses. Reductions in government reimbursement levels to SNFs could cause such SNFs to reduce or cancel their use of ACP's devices and modalities, negatively impacting net sales, cash flows and profitability. For example in July 2011 CMS announced an across the board reduction of approximately 10% in SNF reimbursement levels, negatively impacting the demand for ACP's devices and treatment modalities. We cannot predict whether any other modifications to reimbursement levels will be implemented, or if implemented what form any modifications might take.

***Changes in payor reimbursements could negatively affect our net sales volume.***

Recent years have seen a consolidation of healthcare companies coupled with certain payors terminating contracts, imposing caps or reducing reimbursement for O&P products. Additionally, employers are increasingly pushing healthcare costs down to their employees. These trends could result in decreased O&P revenue.

***We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.***

We contract with various federal and state governmental agencies to provide O&P services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our government contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various federal programs;

- damage to our reputation in various markets; or
- material and/or adverse effects on our business, financial condition and results of operations.

***We are subject to numerous federal, state and local governmental regulations, noncompliance with which could result in significant penalties that could have a material adverse effect on our business.***

A failure by us to comply with the numerous federal, state and/or local healthcare and other governmental regulations to which we are subject, including the regulations discussed under "Government Regulation" in Item 1 above, could result in significant penalties and adverse consequences, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business.

***If the non-competition agreements we have with our key executive officers and key clinicians were found by a court to be unenforceable, we could experience increased competition resulting in a decrease in our net sales.***

We generally enter into employment agreements with our executive officers and a significant number of our clinicians which contain non-compete and other provisions. The laws of each state differ concerning the enforceability of non-competition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-compete covenant. We cannot predict with certainty whether or not a court will enforce a non-compete covenant in any given situation based on the facts and circumstances at that time. If one or more of our key executive officers and/or a significant number of our clinicians were to leave us and the courts refused to enforce the non-compete covenant, we might be subject to increased competition, which could materially and adversely affect our business, financial condition and results of operations.

***Our substantial indebtedness could impair our financial condition and our ability to fulfill our obligations under our indebtedness.***

We have substantial debt. As of December 31, 2011, we have approximately $508.0 million of total indebtedness and $96.8 million available on our Revolving Credit Facility.

The level of our indebtedness could have important consequences to us. For example, our substantial indebtedness could:

- make it more difficult for us to satisfy our obligations;
- increase our vulnerability to adverse general economic and industry conditions;
- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;
- place us at a competitive disadvantage compared to our competitors that have proportionately less debt;
- make it more difficult for us to borrow money for working capital, capital expenditures, acquisitions or other purposes;
- limit our ability to refinance indebtedness, or the associated costs may increase; and
- expose us to the risk of increased interest rates with respect to that portion of our debt that has a variable rate of interest.

**Our Website**

Our website is http://www.hanger.com. We make available free of charge, on or through our website, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings (i.e. Forms 3, 4 and 5), proxy statements, and other documents as required by applicable law and regulations as soon as reasonably practicable after electronically filing such reports with the Securities and Exchange Commission at http://www.sec.gov. The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330 (1-800-732-0330). The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website also contains the charters of the Audit Committee, Corporate Governance and Nominating Committee, Compensation Committee and Quality and Technology Committee of our Board of Directors; our Code of Business Conduct and Ethics for Directors and Employees, which includes our principal executive, financial and accounting officers; as well as our Corporate Governance Guidelines. Information contained on our website is not part of this report.

**ITEM 1B.** ***UNRESOLVED STAFF COMMENTS.***

None.

**ITEM 2.** ***PROPERTIES.***

As of December 31, 2011, we operated over 700 patient-care centers and facilities in 45 states and the District of Columbia. We own 14 buildings that house a patient-care center. The remaining centers are occupied under leases expiring between the years of 2012 and 2023. We believe our leased or owned centers are adequate for carrying on our current O&P operations at our existing locations, as well as our anticipated future needs at those locations. We believe we will be able to renew such leases as they expire or find comparable or additional space on commercially suitable terms.

The following table sets forth the number of our patient-care centers located in each state as of December 31, 2011:

| State | Patient-Care Centers | State | Patient-Care Centers | State | Patient-Care Centers |
|---|---|---|---|---|---|
| Alabama | 12 | Louisiana | 15 | North Carolina | 13 |
| Arizona | 44 | Maine | 5 | North Dakota | 2 |
| Arkansas | 6 | Maryland | 10 | Ohio | 33 |
| California | 71 | Massachusetts | 8 | Oklahoma | 11 |
| Colorado | 19 | Michigan | 6 | Oregon | 12 |
| Connecticut | 9 | Minnesota | 6 | Pennsylvania | 30 |
| Delaware | 1 | Mississippi | 11 | South Carolina | 16 |
| District of Columbia | 1 | Missouri | 20 | South Dakota | 1 |
| Florida | 55 | Montana | 5 | Tennessee | 14 |
| Georgia | 34 | Nebraska | 10 | Texas | 38 |
| Illinois | 28 | Nevada | 6 | Utah | 4 |
| Indiana | 11 | New Hampshire | 2 | Virginia | 11 |
| Iowa | 15 | New Jersey | 8 | Washington | 17 |
| Kansas | 14 | New Mexico | 8 | West Virginia | 6 |
| Kentucky | 10 | New York | 30 | Wisconsin | 11 |
| | | | | Wyoming | 2 |

We also lease distribution facilities in Texas, California, Georgia, Florida, Illinois, and Pennsylvania. In January 2010, we signed a lease agreement and relocated our corporate headquarters to Austin, TX in August 2010. Substantially all of our owned properties are pledged to collateralize bank indebtedness. See Note G to our Consolidated Financial Statements.

**ITEM 3. *LEGAL PROCEEDINGS.***

We are subject to legal proceedings and claims which arise in the ordinary course of its business, including additional payments under business purchase agreements. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of our operations.

We are in a highly regulated industry and receive regulatory agency inquiries from time to time in the ordinary course of its business, including inquiries relating to our billing activities. To date these inquiries have not resulted in material liabilities, but no assurance can be given that future regulatory agencies' inquiries will be consistent with the results to date or that any discrepancies identified during a regulatory review will not have a material adverse effect on our consolidated financial statements.

***EXECUTIVE OFFICERS OF THE REGISTRANT.***

The following table sets forth information regarding current executive officers of the Company and certain of its subsidiaries:

| Name | Age | Office with the Company |
|---|---|---|
| Thomas F. Kirk | 66 | Chief Executive Officer |
| Vinit K. Asar | 46 | President and Chief Operating Officer |
| Richmond L. Taylor | 63 | Executive Vice President, President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc. |
| George E. McHenry | 59 | Executive Vice President, Secretary, and Chief Financial Officer |
| Thomas E. Hartman | 49 | Vice President and General Counsel |
| Thomas C. Hofmeister | 45 | Vice President and Chief Accounting Officer |
| Walt A. Meffert, Jr. | 45 | Vice President and Chief Information Officer |
| Russell G. Allen | 41 | Vice President and Treasurer |
| Andrew C. Morton | 46 | Vice President, Human Resources |
| Kenneth W. Wilson | 49 | President and Chief Operating Officer of Southern Prosthetic Supply, Inc. |
| Rebecca J. Hast | 61 | President of Linkia, LLC |

*Thomas F. Kirk* has been our Chief Executive Officer since March 2008, and served as President from March 2008 to September 2011. Mr. Kirk also served as our Chief Operating Officer from January 2002 until March 2008. From September 1998 to January 2002, Mr. Kirk was a principal with AlixPartners, LLC (formerly Jay Alix & Associates, Inc.), a management consulting company retained by Hanger to facilitate its reengineering process. From May 1997 to August 1998, Mr. Kirk served as Vice President, Planning, Development and Quality for FPL Group, a full service energy provider located in Florida. From April 1996 to April 1997, he served as Vice President and Chief Financial Officer for Quaker Chemical Corporation in Pennsylvania. From December 1987 to March 1996, he served as Senior Vice President and Chief Financial Officer for Rhone-Poulenc, S.A. in Princeton,

New Jersey and Paris, France. From March 1977 to November 1987, he was employed by St. Joe Minerals Corp., a division of Fluor Corporation. Prior to this he held positions in sales, commercial development, and engineering with Koppers Co., Inc. Mr. Kirk holds a Ph.D. degree in strategic planning/marketing, and an M.B.A. degree in finance, from the University of Pittsburgh. He also holds a Bachelor of Science degree in mechanical engineering from Carnegie Mellon University. He is a registered professional engineer and a member of the Financial Executives Institute.

*Vinit K. Asar* has been our President and Chief Operating Officer since September 2011, and prior to that, served as our Executive Vice President and Chief Growth Officer from December 2008 to September 2011. Mr. Asar came to Hanger from the Medical Device & Diagnostic sector at Johnson and Johnson, having worked at the Ethicon, Ethicon-Endo-Surgery, Cordis and Biosense Webster franchises. During his 18 year career at Johnson and Johnson, Mr. Asar held various roles of increasing responsibility in Finance, Product Development, Manufacturing, Marketing and Sales in the US and in Europe. Prior to joining Hanger, Mr. Asar was the Worldwide Vice-President at Biosense Webster, the Electrophysiology division of Johnson and Johnson, responsible for the Worldwide Sales, Marketing and Services organizations. Mr. Asar has a B.S.B.A from Aquinas College and an M.B.A. from Lehigh University.

*Richmond L. Taylor* is our Executive Vice President, and the President and Chief Operating Officer of Hanger Prosthetics & Orthotics, Inc. and HPO, Inc., our two wholly-owned subsidiaries which operate all of our patient-care centers. Previously, Mr. Taylor served as the Chief Operating Officer of NovaCare O&P from June 1996 until July 1999, and held the positions of Region Vice-President and Region President of NovaCare O&P for the West Region from 1989 to June 1996. Prior to joining NovaCare O&P, Mr. Taylor spent 20 years in the healthcare industry in a variety of management positions including Regional Manager at American Hospital Supply Corporation, Vice President of Operations at Medtech, Vice President of Sales at Foster Medical Corporation and Vice President of Sales at Integrated Medical Systems.

*George E. McHenry* has been our Executive Vice President and Chief Financial Officer since October 2001 and our Secretary since 2004. From 1987 until he joined us in October 2001, Mr. McHenry served as Executive Vice President, Chief Financial Officer and Secretary of U.S. Vision, Inc., an optical company with 600 locations in 47 states. Prior to joining U.S. Vision, Inc., he was employed principally as a Senior Manager by the firms of Touche Ross & Co. (now Deloitte & Touche) and Main Hurdman (now KPMG LLP) from 1974 to 1987. Mr. McHenry is a Certified Public Accountant and received a Bachelor of Science degree in accounting from St. Joseph's University.

*Thomas E. Hartman* has been our Vice President & General Counsel since June 2009. Mr. Hartman joined Hanger from Foley & Lardner, LLP where he was a partner in Foley's Business Law Department. Mr. Hartman's practice at Foley was focused on securities transactions, securities law compliance, mergers and acquisitions, and corporate governance. Prior to joining Foley in 1995, Mr. Hartman was a business law associate at Jones Day. Mr. Hartman received his J.D. from the University of Wisconsin in Madison, and a Bachelor of Science in Engineering (Industrial & Operations Engineering) from the University of Michigan in Ann Arbor.

*Thomas C. Hofmeister* joined us in October of 2004 as our Vice President of Finance and Chief Accounting Officer and was previously employed as the Chief Financial Officer of Woodhaven Health Services from October 2002 through October 2004. Prior to that, Mr. Hofmeister served as Senior Vice President and Chief Accounting Officer of Magellan Health Services, Inc. from 1999 to 2002; Controller of London Fog Industries, Inc. from 1998 to 1999 and Vice President and Controller of Pharmerica, Inc. from 1995 to 1998. Mr. Hofmeister was also employed as a senior manager at KPMG Peat Marwick from 1988 to 1995. Mr. Hofmeister holds a B.S. degree in accounting from Mount Saint Mary's University.

*Walt A. Meffert, Jr.* joined Hanger as Vice President and Chief Information Officer in April 2010. Mr. Meffert was previously the Senior Vice President & Chief Technology Officer for Apria Healthcare from December 2008. Concurrently Mr. Meffert also served as Senior Vice President & Chief Information Officer for Coram, Inc. since November 2005. As the CTO/CIO at Apria Healthcare and Coram, Inc. he directed all production infrastructures and business applications supporting over 700 branches and five main business lines in addition to providing IT oversight and alignment for Apria's Global IT service delivery. Before joining Apria Healthcare/Coram Inc., Mr. Meffert Served as Senior Vice President & Chief Information Officer for NeighborCare. Mr. Meffert served as Chief Technology Officer for Register.com, a leading provider of global domain name registration and Internet services from November 2001 to April 2004; Vice President of Enterprise Application Engineering at the creative software development company, Macromedia from October 1999 to November 2001; Director of Electronic Commerce—Internet Center at Bell Atlantic from January 1998 to October 1999; various leadership positions at The General Electric Company including the leading of the Internet Consulting and Systems Integration teams from 1990 to 1998. Mr. Meffert is a graduate of the renowned GE Edison Engineer program. Mr. Meffert holds a Bachelor of Science degree in Computer Science from the University of Maryland, Baltimore County and a Master of Science in Computer Science degree from John Hopkins University.

*Russell G. Allen* joined us in March of 2011 as our Vice President and Treasurer. Mr. Allen joined Hanger from Lance, Inc., a publicly traded consumer products company located in Charlotte, North Carolina, where he served in a variety of positions from 2003 to 2011, including Vice President of Treasury and Planning, and Director of Financial Planning & Analysis and Investor Relations. From 1995 to 2002 Mr. Allen worked at Ford Motor Company in Dearborn, Michigan, where he held various roles of increasing responsibility as part of Ford's Finance Management Development Program. Mr. Allen is a Certified Public Accountant and received a Bachelor of Business Administration from Southern Arkansas University and a Masters of Business Administration from The University of Illinois.

*Andrew C. Morton* joined us as our Vice President Human Resources in June 2010. Prior to joining Hanger, Mr. Morton worked for Freescale Semiconductor since 2006 in two capacities; first as Vice President Talent and Corporate Services, and then Vice President Human Resources Supply Chain. From 1992 to 2006 Mr. Morton worked at IBM and held various global field and corporate HR executive roles of increasing responsibility across its software, hardware and sales businesses. Mr. Morton has a B.S. degree in Finance from the University of Colorado at Boulder, and an MBA from Syracuse University. In between degrees he worked for Baxter Healthcare in Finance roles from 1988 to 1989.

*Kenneth W. Wilson* has been President and Chief Operating Officer of Southern Prosthetic Supply (SPS) since September 2011. Mr. Wilson was previously employed by Cardinal Health Inc., the largest distributor of pharmaceuticals and medical products in the United States, for 22 years, serving as Senior Vice President/General Manager of its Ambulatory Care business from 2008 until September 2011, as Vice President/General Manager of its Onsite business from 2006 to 2008, and as Senior Vice President—Group Purchasing Accounts from 2004 to 2006. Prior to joining Cardinal Health, he worked at Allegiance Healthcare Corporation, a manufacturer of medical products, including surgical apparel and drapes, surgical instruments and respiratory care products. Allegiance Healthcare was a 1997 spin-off of Baxter Healthcare Corporation that was acquired by Cardinal Health in 1999. Mr. Wilson served Allegiance Healthcare as Head of Allegiance National Account and Health Systems from 2002 to 2004, and as Vice President—Health Systems from 1997-2002. From 1988 to 1997, Mr. Wilson was with Baxter Healthcare, a manufacturer of a wide variety of medical products across three divisions, including drugs and vaccines, dialysis equipment and intravenous (IV) supplies. Mr. Wilson left Baxter in 1997 as a Regional Director in Encinitas, California. Prior to joining Baxter, he also worked for PepsiCo, USA and Proctor & Gamble in a variety of sales roles. Mr. Wilson received his Bachelor of

Science degree in Economics and Social Science from Davidson College in 1984. He has been married to wife Candace since 1989 and has 5 children.

*Rebecca J. Hast* has been President of Linkia, LLC since November 2005. Prior to joining Linkia, Ms. Hast was with United Healthgroup Incorporated, a healthcare company that offers a broad spectrum of products and services through two distinct platforms: UnitedHealthcare, which provides health care coverage and benefits services; and Optum, which provides information and technology-enabled health services. Ms. Hast held a variety of positions from 1999 to 2004, leaving United Healthgroup as Senior Vice President, Account Development for the Dental Benefit Providers, a wholly owned subsidiary of United Healthgroup's Specialty Services Division (now Optum). Prior to joining United Healthgroup, Ms. Hast held management and leadership positions with Magellan Health Services, Inc., a specialty healthcare management company, and other healthcare insurance and services providers. Ms. Hast holds a Bachelor of Science degree from University of Pittsburgh.

**ITEM 4.** ***MINE SAFETY DISCLOSURES.***

Not applicable.

## PART II

## ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.*

### Market Information

Our common stock has been listed and traded on the New York Stock Exchange since December 15, 1998, under the symbol "HGR." The following table sets forth the high and low closing sale prices for the common stock for the periods indicated as reported on the New York Stock Exchange:

| Year Ended December 31, 2011 | High | Low |
|---|---|---|
| First Quarter | $27.87 | $20.55 |
| Second Quarter | 27.97 | 23.46 |
| Third Quarter | 26.17 | 16.58 |
| Fourth Quarter | 22.01 | 14.58 |

| Year Ended December 31, 2010 | High | Low |
|---|---|---|
| First Quarter | $19.22 | $13.57 |
| Second Quarter | 19.31 | 16.57 |
| Third Quarter | 19.01 | 13.05 |
| Fourth Quarter | 21.68 | 14.69 |

### Holders

At February 17, 2012 there were approximately 282 holders of record of 34,036,967shares of our outstanding common stock.

### Dividend Policy

We have never paid cash dividends on our common stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements limit the payment of dividends on our common stock and such agreements will continue to limit the payment of dividends in the future.

Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent on our results of operations, financial condition, contractual and legal restrictions and any other factors deemed to be relevant.

### Equity Compensation Plans

The following table sets forth information as of December 31, 2011 regarding our equity compensation plans:

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance (excluding securities reflected in column (a) |
|---|---|---|---|
| | (a) | (b) | (c) |
| Equity Compensation Plans: | | | |
| Approved by security holders | 462,759 | $13.36 | 1,837,021 |
| Not approved by security holders | — | — | N/A |
| **Total** | **462,759** | | **1,837,021** |

### Sales of Unregistered Securities

During the year ended December 31, 2011, we sold no securities that were unregistered under the Securities Act of 1933, as amended.

### Issuer Purchases of Equity Securities

During the year ended December 31, 2011, we made no repurchases of our common stock.

## STOCK PERFORMANCE CHART

The annual changes in the cumulative total shareholder return on Hanger's common stock for the five-year period shown in the graph shown below are based on the assumption that $100 had been invested in Hanger common stock, the Russell 2000 Stock Index, the Standard & Poor's 500 Stock Index, the Standard & Poor's Small Cap Stock Index, the Standard & Poor's 500 Health Care Services Index and the Standard & Poor's 500 Health Care Facilities Index on December 31, 2006, and that all quarterly dividends were reinvested at the average of the closing stock prices at the beginning and end of the quarter. The total cumulative dollar returns shown on the graph represent returns that such investments would have had on December 31, 2011.

The following information in this Item 5 of this Annual Report on Form 10-K is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 (the "Exchange Act") or to the liabilities of Section 18 of the Exchange Act, and will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically incorporate it by reference into such a filing.

**Comparison of 5 Year Cumulative Total Return**
**Assumes Initial Investment of $100**
**December 2011**


300
250
200
150
100
50
0
2006
2007
2008
2009
2010
2011
Hanger Orthopedic Group Inc
S&P 500 Index -Total Returns
S&P Smallcap 600 Index
Russell 2000 Index
S&P 500 Health Care Services Index
S&P 500 Health Care Facilities Index

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | 2007 | 2008 | 2009 | 2010 | 2011 |
| Hanger Orthopedic Group, Inc. | $100.00 | $146.24 | $192.73 | $183.68 | $281.45 | $248.28 |
| S & P 500 | $100.00 | $105.50 | $ 66.48 | $ 84.06 | $ 96.73 | $ 98.77 |
| S&P SmallCap 600 | $100.00 | $ 99.70 | $ 68.72 | $ 86.29 | $108.99 | $110.10 |
| RUSSELL 2000 | $100.00 | $ 98.43 | $ 65.17 | $ 82.88 | $105.13 | $100.72 |
| S&P 500 Health Care Services Index | $100.00 | $156.74 | $130.25 | $183.28 | $198.19 | $182.83 |
| S&P 500 Health Care Facilities Index | $100.00 | $121.08 | $ 27.41 | $128.48 | $159.48 | $122.28 |

## ITEM 6. *SELECTED FINANCIAL DATA*

The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial data included elsewhere in this annual report on Form 10-K. The consolidated statement of operations and balance sheet data for all periods presented is derived from the audited consolidated financial statements included elsewhere in this annual report on Form 10-K or in annual reports on Form 10-K for prior years on file with the Commission.

| Statement of Operations Data: | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2011 | 2010 | 2009 | 2008 | 2007 |
| (In thousands, except per share amounts) | | | | | |
| Net sales | $918,539 | $817,379 | $760,070 | $703,129 | $637,350 |
| Cost of goods sold—materials | 267,677 | 247,565 | 228,295 | 210,323 | 184,625 |
| Personnel costs | 322,765 | 284,095 | 264,581 | 248,234 | 225,012 |
| Other operating expenses | 178,335 | 163,673 | 160,355 | 149,661 | 143,857 |
| Relocation expenses(1) | 1,185 | 16,444 | — | — | — |
| Acquisition expenses(2) | 781 | 5,414 | — | — | — |
| Depreciation and amortization | 30,969 | 18,809 | 16,319 | 17,183 | 15,876 |
| Income from operations | 116,827 | 81,379 | 90,520 | 77,728 | 67,980 |
| Interest expense | 31,821 | 30,340 | 30,693 | 32,549 | 36,987 |
| Loss (gain) from interest rate swap(3) | — | 1,610 | (167) | 738 | — |
| Extinguishment of debt | — | 13,985 | — | — | — |
| Income before taxes | 85,006 | 35,444 | 59,994 | 44,441 | 30,993 |
| Provision for income taxes | 29,987 | 14,009 | 23,901 | 17,695 | 11,726 |
| Net income | 55,019 | 21,435 | 36,093 | 26,746 | 19,267 |
| Preferred stock dividends and accretion(4) | — | — | — | 5,670 | 1,665 |
| Net income applicable to common stock | $ 55,019 | $ 21,435 | $ 36,093 | $ 21,076 | $ 17,602 |
| **Basic Per Common Share Data** | | | | | |
| Net income | $ 1.64 | $ 0.66 | $ 1.15 | $ 0.81 | $ 0.78 |
| Shares used to compute basic per common share amounts | 33,545 | 32,238 | 31,384 | 25,930 | 22,476 |
| **Diluted Per Common Share Data** | | | | | |
| Net income | $ 1.61 | $ 0.65 | $ 1.13 | $ 0.78 | $ 0.64 |
| Shares used to compute diluted per common share amounts | 34,220 | 32,888 | 32,068 | 27,091 | 30,257 |

(1) During 2011 and 2010, the Company relocated its corporate headquarters from Bethesda, Maryland to Austin, Texas. The cost incurred included employee separation, relocation costs, and lease termination costs.

(2) During 2011 the company purchased eight O&P companies for an aggregate purchase price of $24.9 million and incurred $0.8 million in legal costs. During 2010, the Company acquired five O&P companies for an aggregate purchase price of $10.6 million and completed the acquisition of ACP for $157.8 million and incurred legal, professional, and other deal-related expenses.

(3) During 2009 and 2008, the (gain) loss from interest rate swap results from the ineffective portions of the swap that occurred during the year. In 2010, the Company was required to terminate its

interest rate swaps in conjunction with refinancing of the debt, resulting in a $1.6 million charge to interest expense.

(4) In June 2008, the average closing price of our common stock exceeded the forced conversion price of the Series A Preferred by 200% for a 20-trading day period, triggering an acceleration, pursuant to the Certificate of Designations of the Series A Preferred, of the Series A Preferred dividends that were otherwise payable through May 26, 2011. The accelerated dividends of $5.3 million were paid in the form of increased stated value of the Series A Preferred, in lieu of cash. On July 25, 2008, the Company notified the holder of the Series A Preferred of its election pursuant to the Certificate of Designations of the Series A Preferred to force the conversion of the Series A Preferred into 7,308,730 shares of common stock. The conversion of the Series A Preferred occurred on August 8, 2008.

| **Balance Sheet Data:** | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| **(In thousands)** | | | | | |
| Cash and cash equivalents | $ 42,896 | $ 36,308 | $ 84,558 | $ 58,413 | $ 26,938 |
| Working capital | 241,729 | 185,799 | 216,664 | 200,248 | 165,794 |
| Total assets | 1,128,500 | 1,061,479 | 875,036 | 813,750 | 759,683 |
| Total debt | 508,033 | 508,684 | 410,472 | 422,324 | 410,892 |
| Redeemable convertible preferred stock | — | — | — | — | 47,654 |
| Shareholders' equity | 429,663 | 364,427 | 315,893 | 266,866 | 190,538 |

| **Other Financial Data:** | Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2011** | **2010** | **2009** | **2008** | **2007** |
| **(In thousands)** | | | | | |
| Capital expenditures | $ 28,124 | $ 30,593 | $ 21,270 | $ 19,330 | $ 20,129 |
| Net cash provided by (used in): | | | | | |
| Operating activities | $ 61,804 | $ 54,200 | $ 71,824 | $ 51,750 | $ 51,687 |
| Investing activities | (46,870) | (185,975) | (34,152) | (30,168) | (42,096) |
| Financing activities | (8,346) | 83,525 | (11,527) | 9,893 | (5,792) |

## ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.*

*The following is a discussion of our results of operations and financial condition for the periods described below. This discussion should be read in conjunction with our consolidated financial statements included elsewhere in this Form 10-K. Our discussion of our results of operations and financial condition includes various forward-looking statements about, among other things, our markets, the demand for our products and services and our future results. These statements are based on our current expectations, which are inherently subject to risks and uncertainties. Our actual results and the timing of certain events may differ materially from those indicated in the forward looking statements.*

### Overview

The goal of Hanger Orthopedic Group, Inc. (the "Company") is to be the world's premier provider of services and products that enhance human physical capabilities. We provide orthotic and prosthetic patient-care services, distribute O&P devices and components, manage O&P networks, and provide therapeutic solutions to the broader post acute market. We are the largest owner and operator of orthotic and prosthetic patient-care centers in the United States and the largest dedicated distributor of O&P products in the United States through our distribution subsidiary, Southern Prosthetic Supply, Inc. ("SPS"). We operate in excess of 700 O&P patient-care centers located in 45 states and the District of Columbia and six strategically located distribution facilities. In addition to providing O&P services and products we, through our subsidiary, Linkia LLC ("Linkia"), manage an O&P network and develop programs to manage all aspects of O&P patient-care for insurance companies. We provide therapeutic solutions through our subsidiaries Innovative Neurotronics and Accelerated Care Plus Corp. Innovative Neurotronics ("IN, Inc.") introduces emerging neuromuscular technologies developed through independent research in a collaborative effort with industry suppliers worldwide. Accelerated Care Plus Corp. ("ACP") is a developer of specialized rehabilitation technologies and a leading provider of evidence-based clinical programs for post-acute rehabilitation serving more than 4,000 long-term care facilities and other sub-acute rehabilitation providers throughout the U.S.

We have increased our net sales during the past two years through organic growth, acquisitions and opening of new patient-care centers, increased distribution revenues though targeted sales efforts and increased product offerings, and continued growth in revenue associated with the Linkia contracts. Our operations include three reportable segments—Patient-Care Services, Distribution, and Therapeutic Solutions.

*Patient-Care Services*

As of December 31, 2011, we provided O&P patient-care services through over 700 patient-care centers and over 1,190 clinicians in 45 states and the District of Columbia. For the years ended December 31, 2011 and 2010, net sales attributable to our patient-care services were $753.4 million and $714.7 million, respectively.

Patients are referred to our local patient-care centers directly by physicians as a result of our reputation with them or through our agreements with managed care providers. In our orthotics business, we design, fabricate, fit and maintain a wide range of standard and custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to patients suffering from musculoskeletal disorders, such as ailments of the back, extremities or joints and injuries from sports or other activities. In our prosthetics business, we design, fabricate, fit and maintain custom-made artificial limbs for patients who are without limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. O&P devices are increasingly technologically advanced and are custom-designed to add functionality and comfort to patients' lives, shorten the rehabilitation process and lower the cost of rehabilitation.

Our clinicians are also responsible for managing and operating our patient-care centers and are compensated, in part, based on their success in managing costs and collecting accounts receivable. We provide centralized administrative, marketing and materials management services to take advantage of economies of scale and to increase the time clinicians have to provide patient-care. In areas where we have multiple patient-care centers, we also utilize shared fabrication facilities where technicians fabricate devices for clinicians in that region.

*Distribution Services*

We distribute O&P components to our customers and to our own patient-care centers through our wholly-owned subsidiary, SPS, which is the nation's largest O&P distributor. We are also a leading manufacturer and distributor of therapeutic footwear for diabetic patients in the podiatric market. For the year ended December 31, 2011, 34.6% or approximately $100.5 million of SPS distribution sales were to third-party O&P services providers, and the balance of approximately $190.3 million represented intercompany sales to our patient-care centers. SPS maintains in inventory approximately 29,000 individual SKUs manufactured by more than 300 different companies. SPS maintains distribution facilities in California, Florida, Georgia, Illinois, Pennsylvania, and Texas, which allows us to deliver products via ground shipment anywhere in the contiguous United States typically within two business days.

Our Distribution business enables us to:

- centralize our purchasing and thus lower our material costs by negotiating purchasing discounts from manufacturers;
- reduce our patient-care center inventory levels and improve inventory turns;
- perform inventory quality control;
- encourage our patient-care centers to use clinically appropriate products that enhance our profit margins; and
- coordinate new product development efforts with key vendor "partners".

Marketing of our Distribution services is conducted on a national basis through a dedicated sales force, print and e-commerce catalogues, and exhibits at industry and medical meetings and conventions. We direct specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons, physical and occupational therapists, and podiatrists.

*Therapeutic Solutions*

We provide therapeutic solutions to the O&P market and post-acute rehabilitation market through our subsidiaries IN, Inc. and ACP. On December 1, 2010 we acquired ACP, which is the nation's leading provider of rehabilitation technologies and integrated clinical programs to rehabilitation providers. ACP's unique value proposition is to provide its customers with a full-service "total solutions" approach encompassing proven medical technology, evidence based clinical programs, and continuous onsite therapist education and training. ACP's services support increasingly advanced treatment options for a broader patient population and more medically complex conditions. ACP has contracts to serve more than 4,000 skilled nursing facilities nationwide, including 21 of the 25 largest national providers. ACP's contracts contain negotiated pricing and service levels with terms ranging from one to five years. ACP generally bills its customers monthly and revenue is recognized based upon the contractual terms of the agreements.

IN, Inc. specializes in product development and commercialization of emerging products. Working with the inventors under licensing and consulting agreements, IN, Inc. commercializes the design, obtains regulatory approvals, develops clinical protocols for the technology, and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc. has two products; the WalkAide System which benefits patients with a condition referred to as drop foot and the V-Hold which is active suction technology used in lower extremity prosthetic devices. The WalkAide System is currently reimbursable from Medicare beneficiaries with foot drop due to incomplete spinal cord injuries. IN, Inc. is currently conducting clinical trials in an effort to gain additional coverage for stroke patients with foot drop which represents the largest potential patient population. IN, Inc. anticipates that these trials will be fully enrolled by the end of the second quarter of 2011 with submission of data to CMS in the fourth quarter of 2011 or early 2012. In addition to reimbursement from Medicare and Medicaid, IN, Inc. has been working with commercial insurance companies and has had limited success in receiving coverage for the WalkAide. The WalkAide and V-Hold are sold in the United States through our patient-care centers and SPS. IN, Inc. is also marketing the WalkAide internationally through licensed distributors.

**Results and Outlook**

Net sales for the year ended December 31, 2011 increased by $101.2 million, or 12.4%, to $918.5 million from $817.4 million for the year ended December 31, 2010. The sales increase was principally the result of an $18.4 million, or 2.6%, increase in same-center sales in our Patient-Care Services segment, a $4.9 million, or 5.1%, increase in sales of our Distribution segment, $57.4 million in increased sales from our Therapeutic Solutions segment, resulting primarily from the December 2010 acquisition of ACP, and a $20.5 million increase principally related to sales from acquired patient-care entities.

Income from operations and net income were $116.8 million and $55.0 million, respectively, in 2011 compared to $81.4 million and $21.4 million, respectively, in the prior year. Our cash flow from operations increased $7.6 million to $61.8 million in 2011, from $54.2 million in 2010 primarily due to normal changes in working capital. As of December 31, 2011, $297.0 million, or 58.5%, of our total debt of $508.0 million was subject to variable interest rates. We had total liquidity of $139.7 million, comprised of $42.9 million of cash and $96.8 million available under our Revolving Credit Facility at December 31, 2011. We believe that we have sufficient liquidity to conduct our normal operations and fund its acquisition plans through 2012.

The Company expects full year 2012 revenues between $970 million and $990 million resulting from comparable store sales growth in our Patient Care Services and Distribution segments of 3% to 5%. We expect flat to slightly higher revenues in our Therapeutic Services segment for the year, with sales in the first half of the year down then trending up the second half as the rate of new contracts accelerates. The Company anticipates diluted earnings per share between $1.67 and $1.74, which includes approximately $0.05 for one-time training costs related to the implementation of our new patient management system. As in past years, the Company's goal is to increase operating margins by twenty to forty basis points. The Company anticipates generating cash flow from operations between $70 million and $80 million in 2012 and investing a total of $40 million to $50 million in capital additions. During 2012 the Company will continue its acquisition program with a goal of closing acquisitions that total approximately $20 million in annualized revenues.

**Critical Accounting Policies and Estimates**

Our analysis and discussion of our financial condition and results of operations is based upon our Consolidated Financial Statements that have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. GAAP provides the framework from which to make these estimates, assumptions and disclosures. We have chosen accounting policies within GAAP that we believe are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. We regularly assess these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note B to the Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K. We believe the following accounting policies are critical to understanding our results of operations and the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

- *Revenue Recognition:* Revenues in our Patient-Care Services segment are derived from the sale of O&P devices and the maintenance and repair of existing devices and are recorded net of all contractual adjustments and discounts. The sale of O&P devices includes the design, fabrication, assembly, fitting and delivery of a wide range of braces, limbs and other devices. Revenues from the sale of these devices are recorded when (i) acceptance by and delivery to the patient has occurred; (ii) persuasive evidence of an arrangement exists and there are no further obligations to the patient; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. Revenues from maintenance and repairs are recognized when the service is provided. Revenues on the sale of O&P devices to customers by the Distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Revenues in our Therapeutic Solutions are primarily derived from leasing rehabilitation technology combined with clinical therapy programs and education and training. The revenue is recorded on a monthly basis according to terms of the contracts with our customers.

  Certain accounts receivable may be uncollectible, even if properly pre-authorized and billed. Regardless of the balance, accounts receivable amounts are periodically evaluated to assess collectability. In addition to the actual bad debt expense recognized during collection activities, we estimate the amount of potential bad debt expense that may occur in the future. This estimate is based upon our historical experience as well as a review of our receivable balances.

  On a quarterly basis, we evaluate cash collections, accounts receivable balances and write-off activity to assess the adequacy of our allowance for doubtful accounts. Additionally, a company-wide evaluation of collectability of receivable balances older than 180 days is performed at least semi-annually, the results of which are used in the next allowance analysis. In these detailed reviews, the account's net realizable value is estimated after considering the customer's payment history, past efforts to collect on the balance and the outstanding balance, and a specific reserve is recorded if needed. From time to time, we may outsource the collection of such accounts to collection agencies after internal collection efforts are exhausted. In cases where valid accounts receivable cannot be collected, the uncollectible account is written off to bad debt expense.

The following represents the composition of our accounts receivable balance by payor:

| December 31, 2011<br>(In thousands) | 0-60 days | 61-120 days | Over 120 days | Total |
|---|---|---|---|---|
| Patient Care Services | | | | |
| Commercial insurance | $ 50,136 | $ 9,594 | $11,759 | $ 71,489 |
| Private pay | 3,936 | 3,791 | 9,219 | 16,946 |
| Medicaid | 12,018 | 3,678 | 4,173 | 19,869 |
| Medicare | 25,438 | 3,489 | 4,433 | 33,360 |
| VA | 1,428 | 373 | 159 | 1,960 |
| Distribution & Therapeutic Solutions | | | | |
| Trade accounts receivable | 11,367 | 2,663 | 3,200 | 17,230 |
| | $104,323 | $23,588 | $32,943 | $160,854 |

| December 31, 2010<br>(In thousands) | 0-60 days | 61-120 days | Over 120 days | Total |
|---|---|---|---|---|
| Patient Care Services | | | | |
| Commercial insurance | $45,595 | $ 6,907 | $ 7,713 | $ 60,215 |
| Private pay | 9,817 | 3,733 | 6,178 | 19,728 |
| Medicaid | 14,853 | 2,621 | 2,671 | 20,145 |
| Medicare | 13,118 | 1,949 | 1,750 | 16,817 |
| VA | 1,905 | 463 | 170 | 2,538 |
| Distribution & Therapeutic Solutions | | | | |
| Trade accounts receivable | 11,526 | 2,153 | 2,186 | 15,865 |
| | $96,814 | $17,826 | $20,668 | $135,308 |

- *Inventories:* Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. At our Patient-Care Services segment, we calculate cost of goods sold—materials in accordance with the gross profit method for all reporting periods. We base the estimates used in applying the gross profit method on the actual results of the most recently completed physical inventory and other factors, such as sales mix and purchasing trends among other factors. Cost of goods sold—materials is adjusted once the annual physical inventory is taken and the valuation is completed in the fourth quarter. We treat these inventory adjustments as changes in accounting estimates.

  At our Distribution and Therapeutic Solutions segments, a perpetual inventory is maintained. We adjust our reserve for inventory obsolescence whenever the facts and circumstances indicate that the carrying cost of certain inventory items is in excess of its market price. Shipping and handling costs are included in cost of goods sold—materials.

- *Fair Value:* Effective January 1, 2008, we adopted the authoritative guidance for fair value measurements and disclosures, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The authoritative guidance requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy by which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

  **Level 1** quoted prices in active markets for identical assets or liabilities;

  **Level 2** quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability;

  **Level 3** unobservable inputs, such as discounted cash flow models and valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

- *Investments:* Trading securities consisted of auction rate securities accounted for in accordance with authoritative guidance for investments in debt and equity securities. Trading securities are reported at fair value with unrealized gains and losses included in earnings. Securities purchased to be held for indeterminate periods of time and not intended at the time of purchase to be held until maturity are classified as available-for-sale securities with any unrealized gains and losses reported as a separate component of accumulated other comprehensive loss on our consolidated balance sheets. We continually evaluate whether any marketable investments have been impaired and, if so, whether such impairment is temporary or other than temporary.

  Prior to December 2010, our investments consisted of two auction rate securities ("ARS") totaling $7.5 million of par value, $5.0 million was collateralized by Indiana Secondary Market Municipal Bond—1998 ("Indiana ARS") and $2.5 million was collateralized by Primus Financial Products Subordinated Deferrable Interest Notes ("Primus ARS"). ARS are securities that are structured with short-term interest rate reset dates which generally occur every 28 days and are linked to LIBOR. At the reset date, investors can attempt to sell via auction or continue to hold the securities at par. Our ARS were reported at fair value during 2010 when both ARSs were sold.

  The fair values of our ARS were estimated through use of discounted cash flow models. These models consider, among other things, the timing of expected future successful auctions, collateralization of underlying security investments and the credit worthiness of the issuer. Since these inputs are not observable in an active market, they are classified as Level 3 inputs under the fair value accounting rules discussed above under "Fair Value".

  As a result of the lack of liquidity in the ARS market and not as a result of the quality of the underlying collateral, we recorded unrealized losses of $0.1 million for the year ended December 31, 2009 related to the Primus ARS. This loss is reflected in accumulated other comprehensive loss on our consolidated balance sheets. The unrealized loss recognized during the year ended December 31, 2009 represents the change in fair value of the auction rate securities. The fair value of the Primus ARS was $1.4 million as of December 31, 2009. During 2009, an other-than-temporary impairment ("OTTI") credit loss of $0.8 million was identified and recognized during the year ended December 31, 2009. This credit loss reduced the amortized cost basis on the Primus ARS to $1.7 million as of December 31, 2009.

  As of December 31, 2009, we determined the fair value of the Auction Rate Security Rights ("the Rights") was $0.3 million and the fair value of the ARS was $4.7 million, while the fair values of the ARS and the Rights as of December 31, 2008 were $4.0 million and $1.0 million, respectively. The change in the fair value of the Rights and the ARS for the year ended December 31, 2009 are reflected as components of earnings.

  In May 2010, we sold our investment in the Primus ARS for $1.5 million in cash proceeds. We recognized a loss on the sale of the auction rate securities of $0.2 million, which is the difference between the amortized cost basis of $1.7 million and the cash proceeds of $1.5 million received from the sale of the Primus ARS. The loss was reported in other expense on our income statement.

  On July 1, 2010, we exercised our right to put the ARS back to UBS at par value of $5.0 million. The $5.0 million proceeds were received on July 1, 2010. As part of the settlement, we closed out a $3.6 million line of credit with UBS that we obtained as part of the buyback agreement originally executed in November 2008, with net cash proceeds of approximately $1.4 million.

- *Interest Rate Swaps:* Prior to December 2010, we utilized interest rate swaps to manage our exposure to interest rate risk associated with our variable rate borrowings. The authoritative guidance for derivatives and hedging requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. In accordance with the authoritative guidance, we designated the interest rate swaps as cash flow hedges of variable-rate borrowings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness were recognized in earnings.

  In May 2008, we entered into two interest rate swap agreements under which $150.0 million of our variable rate term loans were converted to a fixed rate of 5.4%. The fair value of each interest rate swap is an estimate of the present value of the expected future cash flows we is to receive under the applicable interest rate swap agreement. The valuation models used to determine the fair value of the interest rate swaps are based upon the forward yield curve of one month LIBOR (Level 2 inputs), the hedged interest rate, and other factors including counterparty credit risk. As of December 31, 2009, liabilities from the interest rate swaps were $5.3 million, with $4.4 million reported in accrued expenses, and the remainder reported in other liabilities.

  On December 1, 2010, we were required to terminate the interest rate swaps due to refinancing of the credit facilities. We incurred a loss of $1.6 million, which is recorded in loss/(gain) from interest rate swap on the consolidated income statement.

- *Goodwill and Other Intangible Assets:* Goodwill represents the excess of purchase price over the value assigned to net identifiable assets of purchased businesses. We assess goodwill for impairment annually on October 1, or when events or circumstances indicate that the carrying value of the reporting units may not be recoverable. Any impairment would be recognized by a charge to operating results and a reduction in the carrying value of the intangible asset. Our annual impairment test for goodwill primarily utilizes the income approach and considers the market approach and the cost approach in determining the value of our reporting units. Non-compete agreements are recorded based on agreements entered into by us and are amortized, using the straight-line method, over their terms ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 17 years. Whenever the facts and circumstances indicate that the carrying amounts of these intangibles may not be recoverable, we review and assess the future cash flows expected to be generated from the related intangible for possible impairment. Any impairment would be recognized as a charge to operating results and a reduction in the carrying value of the intangible asset. As of October 1, 2011, there were no indicators of impairment as the fair value of the reporting units is substantially in excess of their carrying value.

- *Income taxes:* We are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences in recognition of income (loss) for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in the Consolidated Balance Sheet. We then assess the likelihood that the deferred tax assets will be recovered from future taxable income and, to the extent that we believe that recovery is not likely, we establish a valuation allowance against the deferred tax asset.

  We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized upon ultimate settlement. This measurement step is inherently complex and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We re-evaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, expirations of statutes of limitation, effectively settled issues under audit, and new audit activity. Such a change in recognition or measurement would result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Although we believe the measurement of our liabilities for uncertain tax positions is reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals. If additional taxes are assessed as a result of an audit or litigation, it could have a material effect on the income tax provision and net income in the period or periods for which that determination is made. We operate within multiple taxing jurisdictions and are subject to audit in these jurisdictions. These audits can involve complex issues which may require an extended period of time to resolve and could result in additional assessments of income tax. We believe adequate provisions for income taxes have been made for all periods.

- *Supplemental Executive Retirement Plan:* Benefit costs and liabilities balances are calculated based on certain assumptions including benefits earned, discount rates, interest costs, mortality rates and other factors. Actual results that differ from the assumptions are accumulated and amortized over future periods, affecting the recorded obligation and expense in future periods. The following assumptions were used in the calculation of the net benefit cost and obligation at December 31:

| | 2011 | 2010 |
|---|---|---|
| Discount rate | 3.90% | 4.75% |
| Average rate of increase in compensation | 3.00% | 3.00% |

We believe the assumptions used are appropriate. However, changes in assumptions or differences in actual experience may affect our benefit obligation and future expenses.

**New Accounting Guidance**

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which amends ASC 820, "Fair Value Measurement." The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The guidance provided in ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The provisions are effective for the Company's year ended December 31, 2012. The Company does not expect the adoption of these provisions to have a material effect on the consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05, "Comprehensive Income (Topic 220)," which changes the presentation of comprehensive income. The amended guidance gives companies the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, The FASB issued an amendment to ASU 2011-05 which deferred the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. The deferral date is undetermined at this time. All other requirements of ASU 2011-05 are not affected by this update. The guidance provided in ASU No. 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. The provisions are effective for the Company's year ended December 31, 2012. The Company does not expect the adoption of these provisions to have a material effect on the consolidated financial statements.

In July 2011, the FASB issued "Presentation and Disclosures of Patient Service Revenue, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities." The objective of this update is to provide financial statement users with greater transparency about a health care entity's net patient service revenue and the related allowance for doubtful accounts. This update provides information to assist financial statement users in assessing an entity's sources of net patient service revenue and related changes in its allowance for doubtful accounts. The amendments require health care entities that recognize significant amounts of patient service revenue at the time the services are rendered even though they do not assess the patient's ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. The amendments in this update require certain health care entities to change the presentation of their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Additionally, those health care entities are required to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. The guidance provided in ASU No. 2011-07 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively, except for the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on the statement of operations. The provisions are effective for the Company's year ended December 31, 2012. The Company is currently evaluating the requirements of this update and has not yet determined the impact on its consolidated financial statements.

### Results of Operations

The following table sets forth, for the periods indicated, certain items from our statements of operations as a percentage of our net sales:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2011 | 2010 | 2009 |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of goods sold—Materials | 29.1 | 30.3 | 30.0 |
| Personnel Costs | 35.1 | 34.8 | 34.9 |
| Other operating expenses | 19.4 | 20.0 | 21.1 |
| Relocation expenses | 0.1 | 2.0 | — |
| Acquisition expenses | 0.1 | 0.7 | — |
| Depreciation and amortization | 3.4 | 2.3 | 2.1 |
| Income from operations | 12.8 | 9.9 | 11.9 |
| Interest expense | 3.5 | 3.7 | 4.0 |
| Extinguishment of debt | — | 1.7 | — |
| Loss from interest rate swap | — | 0.2 | — |
| Income before taxes | 9.3 | 4.3 | 7.9 |
| Provision for income taxes | 3.3 | 1.7 | 3.2 |
| Net income | 6.0 | 2.6 | 4.7 |

***Year-ended December 31, 2011 compared with the year ended December 31, 2010***

*Net Sales.* Net sales for the year ended December 31, 2011 increased by $101.2 million, or 12.4%, to $918.5 million from $817.4 million last year. The sales increase was principally the result of a $18.4 million, or 2.6%, increase in same-center sales in our Patient-Care Services segment, a $4.9 million, or 5.1%, increase in sales of our Distribution segment, $57.4 million in increased sales from our Therapeutic Solutions segment, resulting primarily from the December 2010 acquisition of ACP, and a $20.5 million increase related to sales from acquired patient-care entities.

*Cost of Goods Sold—Materials.* Cost of goods sold—materials for the year ended December 31, 2011 was $267.7 million, an increase of $20.1 million, or 8.1%, over $247.6 million for the same period in the prior year. The increase was the result of the growth in sales. Cost of goods sold—materials as a percentage of net sales decreased to 29.1% in 2011 from 30.3% in 2010. The decrease in cost of goods sold—materials as a percentage of sales resulted from the inclusion of a full year of results from ACP, which has a lower of cost of goods sold as a percentage of sales.

*Personnel Costs.* Personnel costs for the year ended December 31, 2011 increased by $38.7 million to $322.8 million from $284.1 million for the year ended December 31, 2010. The increase from the prior year is due primarily to $4.3 million related to merit increases and other compensation, $21.7 million from ACP, $9.5 million from acquired patient care centers, and a $1.3 million increase in sales commissions. As a percentage of net sales, personnel costs have increased by 30 basis points compared to the same period in the prior year as a result of the acquisition of ACP which is more labor intensive.

*Other Operating Expenses.* Other operating expenses for the year ended December 31, 2011 increased by $14.6 million to $178.3 million from $163.7 million for the year ended December 31, 2010. The increase is due primarily to $12.2 million in expenses related to the acquisition of ACP and the patient care centers, $4.0 million related to additional bad debt expense related to pilot programs in our Patient Care Services Segment, and a $1.9 million increase in telephone and data expense, which is partially offset by a decrease of $4.0 million in incentive compensation expense when compared to the prior year. Other operating expenses as a percentage of net sales decreased 60 basis points to 19.4% compared to the same period in the prior year as fixed costs were leveraged over increased sales.

*Relocation Expenses.* We have substantially completed the relocation of our corporate office from Bethesda, Maryland to Austin, Texas which began in 2010. During the year ended December 31, 2011, we incurred $1.2 million in relocation costs compared to $16.4 million in 2010. Of the $1.2 million in 2011, $1.0 million was from employee relocation and separation costs.

*Acquisition Expenses.* During 2011, we acquired eight companies consisting of 21 patient care centers and incurred $0.8 million of one-time legal costs. In December 2010 we acquired ACP and incurred acquisition costs of $5.4 million related to the transaction, consisting of $3.3 million in legal and advisor fees and $2.1 million of non-cash stock-based compensation expense.

*Depreciation and Amortization.* Depreciation and amortization for the year ended December 31, 2011 was $31.0 million versus $18.8 million for the year ended December 31, 2010. The increase is commensurate with the increase in fixed asset purchases over the last 12 months and the acquisition of ACP.

*Income from Operations.* Income from operations increased $35.4 million to $116.8 million for the year ended December 31, 2011 compared to $81.4 million in the year ended December 31, 2010. The increase is due to a reduction of $19.9 million in relocation and acquisition costs, $9.1 million of additional operating income related to the Therapeutic Services segment, and the remainder of the increase is attributable to the Patient Care Services segment. As a percentage of sales, income from operations increased to 12.8%, a 2.9% increase from 9.9% in 2010 primarily due to lower acquisition and relocation costs in 2011 and the acquisition of ACP.

*Interest Expense.* Interest expense for the year ended December 31, 2011 increased slightly to $31.8 million compared to $30.3 million for the year ended December 31, 2010, primarily due to higher debt balance in 2011 that resulted from the acquisition of ACP in the fourth quarter of 2010.

*Extinguishment of Debt.* In November and December 2010, we completed the refinancing of substantially all our outstanding debt. In conjunction with this transaction, a $14.0 million loss on extinguishment of debt was recorded during the fourth quarter.

*Loss on Interest Rate Swaps.* During 2010, we incurred a $1.6 million charge to terminate the interest rate swaps. We were required to terminate the swaps in conjunction with refinancing our credit facilities.

*Provision for Income Taxes.* An income tax provision of $30.0 million was recognized for the year ended December 31, 2011 compared to $14.0 million for the same period of the prior year. The increase in the income tax provision is primarily due to higher pre-tax earnings. Our effective tax rate was 35.3% and 39.5% for 2011 and 2010, respectively. The 2011 effective tax rate benefited 2.5% from the realization of certain state tax benefits and other nonrecurring discrete items. The 2010 effective tax rate benefited from the release of income tax reserves and other discrete items.

*Net Income.* Net income for year ended December 31, 2011 increased to $55.0 million, or $1.61 per diluted share, compared to net income of $21.4 million, or $0.65 per diluted share, for the year ended December 31, 2010. The current period increased over the same period in the prior year due primarily to increased net sales in 2011, and the absence of the following: corporate office relocation expenses, costs to acquire ACP, the extinguishment of debt, and the loss on the termination of the interest rate swaps, that were incurred in 2010.

***Year-ended December 31, 2010 compared with the year ended December 31, 2009***

*Net Sales.* Net sales for the year ended December 31, 2010 increased by $57.3 million, or 7.5%, to $817.4 million from $760.1 million last year. The sales increase was principally the result of a $30.4 million, or 4.6%, increase in same-center sales in our Patient-Care Services segment, a $7.5 million, or 8.5%, increase in sales in our Distribution segment, a $5.5 million increase in sales from our Therapeutic Solutions segment and a $13.9 million increase principally related to sales from acquired patient-care entities.

*Cost of Goods Sold—Materials.* Cost of goods sold—materials for the year ended December 31, 2010 was $247.6 million, an increase of $19.3 million, or 8.4%, over $228.3 million for the same period in the prior year. The increase was the result of the growth in sales. Cost of goods sold—materials as a percentage of net sales increased to 30.3% in 2010 from 30.0% in 2009. The increase in cost of goods sold—materials as a percentage of sales resulted from a change in revenue mix within our Patient-Care Services and increased sales in our Distribution business, which have higher materials costs and, to a lesser extent, from increased materials costs at the patient- care centers.

*Personnel Costs.* Personnel costs for the year ended December 31, 2010 increased by $19.5 million to $284.1 million from $264.6 million for the year ended December 31, 2009. The increase of $19.5 million from the prior year is due primarily to $9.1 million related to merit increases and other compensation, $8.0 million from acquired entities, and a $2.4 million increase in employee benefit cost. As a percentage of net sales, personnel costs have decreased by 10 basis points compared to the same period in the prior year.

*Other Operating Expenses.* Other operating expenses for the year ended December 31, 2010 increased by $3.3 million to $163.7 million from $160.4 million for the year ended December 31, 2009. The increase is due primarily to $3.0 million increase in expenses from acquired entities and $0.3 million increase in other operating expenses. Other operating expenses as a percentage of net sales decreased 110 basis points to 20.0% compared to the same period in the prior year.

*Relocation Expenses.* We have substantially completed the relocation of our corporate office from Bethesda, Maryland to Austin, Texas. During the year ended December 31, 2010, we incurred $16.4 million in relocation costs, of which $5.8 million was from lease termination costs related to the closing of the Bethesda, Maryland office. The remainder relates to employee relocation and separation costs.

*Acquisition Expenses.* We acquired ACP and incurred acquisition costs of $5.4 million related to the transaction, consisting of $3.3 million in legal and advisor fees and $2.1 million of non-cash stock-based compensation expense.

*Depreciation and Amortization.* Depreciation and amortization for the year ended December 31, 2010 was $18.8 million versus $16.3 million for the year ended December 31, 2009. The increase is commensurate with the increase in fixed asset purchases over the last 12 months and the acquisition of ACP.

*Income from Operations.* Income from operations decreased $9.1 million to $81.4 million for the year ended December 31, 2010 compared to $90.5 million in the year ended December 31, 2009 primarily due to nonrecurring expenses of $21.8 million consisting of corporate relocation expenses and costs related to the acquisition of ACP, offset by increased sales.

*Interest Expense.* Interest expense for the year ended December 31, 2010 decreased slightly to $30.3 million compared to $30.7 million for the year ended December 31, 2009, primarily due to lower variable interest rates.

*Extinguishment of Debt.* In November and December 2010, we completed the refinancing of substantially all our outstanding debt. In conjunction with this transaction, a $14.0 million loss on extinguishment of debt was recorded during the fourth quarter.

*Loss on Interest Rate Swaps.* We incurred a $1.6 million charge to terminate the interest rate swaps. We were required to terminate the swaps in conjunction with refinancing our credit facilities.

*Provision for Income Taxes.* An income tax provision of $14.0 million was recognized for the year ended December 31, 2010 compared to $23.9 million for the same period of the prior year. The decrease in the income tax provision is primarily due to lower pre-tax earnings and to a lesser extent lower state income tax rates. Our effective tax rate was 39.5% and 39.8% for 2010 and 2009 respectively. Our effective tax rate in 2010 benefited from the release of income tax reserves and other discrete items, and increased from non-deductible acquisition costs.

*Net Income.* Net income applicable to common stock for year ended December 31, 2010 decreased to $21.4 million, or $0.65 per diluted share, compared to net income applicable to common stock of $36.1 million, or $1.13 per diluted share, for the year ended December 31, 2009. The current period decreased over the same period in the prior year due primarily to corporate office relocation expenses, costs to acquire ACP, the extinguishment of debt, and the loss on the termination of the interest rate swaps.

**Financial Condition, Liquidity and Capital Resources**

*Cash Flows*

Our working capital at December 31, 2011 was $241.7 million, compared to $185.8 million at December 31, 2010. The increase in working capital is primarily due to the increase in inventory, accounts receivable and reduced levels of incentive compensation payable. Days sales outstanding ("DSO"), which is the number of days between the billing for our O&P services and the date of our receipt of payment thereof, for the year ended December 31, 2011 increased to 54 days compared to 52 days for the same period last year. The increase in DSO is primarily due to an increase in accounts receivable at the CARES pilot program within our Patient-Care Services segment which is experiencing delays in its billing and collections processes. Net cash provided by operating activities was $61.8 million for the year ended December 31, 2011, compared to $54.2 million in the prior year. The increase in current year operating cash flows resulted primarily from increased net sales in 2011, and the absence of cash paid related to the acquisition costs of ACP in 2010, and the expenses related to relocation of corporate headquarters in 2010.

Net cash used in investing activities was $46.9 million for the year ended December 31, 2011 compared to $186.0 million in the prior year. In 2011, 2010, and 2009, we invested $28.1 million, $30.6 million, and $21.3 million, respectively, in improvements to our patient-care centers, upgrades to our computer hardware and software, and purchases of equipment leased to third parties by our Therapeutic Solutions segment. In 2011, we acquired eight O&P companies operating a total of 21 patient-care centers at an aggregate purchase price of $24.9 million. In 2010, we acquired five O&P companies operating a total of six patient-care centers at an aggregate purchase price of $10.6 million, and we completed the acquisition of ACP for a purchase price of approximately $157.8 million. The ACP acquisition was funded using cash on hand and a portion of the proceeds from the new debt facility discussed below. In 2009, we acquired seven O&P companies and one fabrication facility, operating a total of 23 patient-care centers for an aggregate purchase price of $16.6 million. Additionally, in 2011, we invested $4.0 million in company-owned life insurance policies which cover senior executives and certain management of the Company, whereby the Company is the beneficiary.

Net cash (used in)/provided by financing activities was $(8.3) million, $83.5 million, and $(11.5) million for the years ended December 31, 2011, 2010 and 2009, respectively. During 2011 we:

(i) borrowed and repaid $10.0 million under our revolving credit facility; (ii) made $4.2 million of required repayments of promissory notes we issued in connection with acquisitions ("Seller Notes"); (iii) repaid $3.0 million related to term loan borrowings under our credit facilities ("Term Loans"); incurred $4.2 million of financing costs related to the repricing of our debt in the first quarter of 2011; and (iv) received $0.6 million of proceeds from employee stock compensation plans. During 2010 we: (i) entered into new Credit Facilities (see further description below under the heading "Debt"); (ii) sold 0.4 million shares of common stock with proceeds of $7.4 million to executives of ACP in connection with the closing of the ACP acquisition; (iii) paid off the $3.6 million line of credit related to the auction rate securities; and (iv) made scheduled repayments of seller notes of $3.8 million; and (v) $5.0 million of proceeds from issuance of stock under employee stock compensation plans. During 2009 we repaid borrowings under the Revolving Credit Facility of $15.3 million from the previous year. We also made required repayments of Seller Notes and Term Loans of $3.9 million, as well as received proceeds from common stock related to employee stock compensation plans of $2.8 million.

*Debt*

The following summarizes our debt balance at December 31:

| (In thousands) | 2011 | 2010 |
|---|---|---|
| Revolving Credit Facility | $ — | $ — |
| Term Loan | 297,000 | 300,000 |
| 7⅛% Senior Notes due 2018 | 200,000 | 200,000 |
| Subordinated seller notes, non-collateralized, net of unamortized discount with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 3.00% to 7.25%, maturing through November 2018 | 11,033 | 8,684 |
| | 508,033 | 508,684 |
| Less current portion | (8,065) | (7,006) |
| | $499,968 | $501,678 |

*Refinancing*

During the fourth quarter of 2010, we refinanced our senior debt through the issuance of $200.0 million of 7⅛% Senior Notes due 2018, a new $300.0 million Term Loan Facility which matures in 2016, and the establishment of a $100.0 million Revolving Credit Facility. We recorded a $14.0 million charge related to the early extinguishment of the senior debt, comprised primarily of $9.8 million of premiums paid to debt holders and a $4.2 million write-off of debt issuance costs and other fees. The proceeds of the refinancing were used for the following: (i) $184.8 million to retire our outstanding 10¼% Senior Notes due 2014 and related premiums and fees; (ii) $220.3 million to retire the outstanding balance under our existing Term Loan Facility; (iii) $16.9 million to pay debt issuance costs; and (iv) $78.2 million to partially fund the purchase price for the acquisition of ACP.

On March 11, 2011, we entered into an amendment to our Credit Agreement dated as of December 1, 2010 (as amended, the "Credit Agreement"). The amendment (i) reduced the interest rate margin applicable to the Term Loans under the Credit Agreement by 0.75% to 3.0% and (ii) reduced the LIBOR floor applicable to the Term Loans under the Credit Agreement from 1.5% to 1.0%. We incurred $4.1 million of fees related to the Amendment which will be amortized into interest expense over the remaining term of the debt.

*Revolving Credit Facility*

The $100.0 million Revolving Credit Facility matures on December 1, 2015 and bears interest at LIBOR plus 3.75%, or the applicable rate (as defined in the Credit Agreement). The Revolving Credit Facility requires compliance with various covenants including but not limited to (i) minimum consolidated interest coverage ratio of 3.25:1.00 from October 1, 2011 to September 30, 2012, and 3.50:1.00 thereafter until maturity; (ii) maximum total leverage ratio of 5.00:1.00 until December 31, 2011, 4.50:1.00 from January 1, 2012 to September 30, 2012, and 4.00:1.00 from October 1, 2012 thereafter until maturity; and (iii) maximum annual capital expenditures of 7.5% of consolidated net revenues of the preceding fiscal year with an additional maximum rollover of $15.0 million from the prior year's allowance if not expended in the fiscal year for which it is permitted. As of December 31, 2011, we were in compliance with these covenants. As of December 31, 2011, we have $96.8 million available under that facility. Availability under our Revolving Credit Facility as of December 31, 2011 was net of standby letters of credit of approximately $3.2 million. On April 28, 2011, the Company paid back a $10.0 million draw on the Revolving Credit Facility. As of December 31, 2011 the Company had no funds drawn on the Revolving Credit Facility. The obligations under the Revolving Credit Facility are senior obligations, are guaranteed by our subsidiaries, and are secured by a first priority perfected interest in our subsidiaries' shares, all of our assets, and all the assets of our subsidiaries.

*Line of Credit*

On April 6, 2009, we obtained a collateralized line of credit from UBS in conjunction with the Rights agreement. The credit line was collateralized by our Indiana ARS and allowed us to borrow up to the fair market value of the ARS not to exceed its $5.0 million par value. We had drawn $3.6 million, which was the maximum allowed under the agreement. The credit line had no net cost to us as interest expense was equal to the income on the ARS. On July 1, 2010, we settled the $3.6 million line of credit with UBS in conjunction with settling the Rights agreement.

*Term Loan Facility*

The $300.0 million Term Loan Facility matures on December 1, 2016 and requires quarterly principal payments commencing March 31, 2011. From time to time, mandatory prepayments may be required as a result of excess free cash flow as defined in the Credit Agreement, certain additional debt incurrences and asset sales, or other events as defined in the Credit Agreement. There were no mandatory prepayments required during 2011 and 2010. The Term Loan Facility bears interest at LIBOR plus 3.0%, or applicable rate (as defined in the Credit Agreement), and includes a 1.0% LIBOR floor. As of December 31, 2011, the interest rate on the Term Loan Facility was 4.0%. The obligations under the Term Loan Facility are senior obligations, are guaranteed by our subsidiaries, and are secured by a first priority perfected interest in our subsidiaries' shares, all of our assets, and all the assets of our subsidiaries.

*7⅛% Senior Notes*

Our 7⅛% Senior Notes mature November 15, 2018 and are unsecured senior indebtedness which is guaranteed on a senior unsecured basis by all of our current and future material subsidiaries. Interest is payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2011.

On or prior to November 15, 2013, we may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional interest to the redemption date with the proceeds of a public offering of our equity securities. On or after November 15, 2014, we may redeem all or from time to time a part of the notes upon not less than 30 not more than 60 days' notice, for the twelve month period beginning on November 15, of the indicated years at (i) 103.563% during 2014; (ii) 101.781% during 2015; and (iii) 100.00% during 2016 and thereafter through November 15, 2018.

*Subsidiary Guarantees*

The Revolving and Term Loan Facilities and the 7⅛% Senior Notes are guaranteed by all of the Company's subsidiaries. Separate condensed consolidating information is not included as the Company does not have independent assets or operations. The Guarantees are full and unconditional and joint and several, and any subsidiaries of the Company other than the Guarantor Subsidiaries are minor. There are no restrictions on the ability of our subsidiaries to transfer cash to the Company or to co-guarantors. All consolidated amounts in the Company's financial statements are representative of the combined guarantors.

*Debt Covenants*

The terms of the Senior Notes, the Revolving Credit Facility, and the Term Loan Facility limit our ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets. As of December 31, 2011, we were in compliance with all covenants under these debt agreements.

*General*

We believe that, based on current levels of operations and anticipated growth, cash generated from operations, together with other available sources of liquidity, including borrowings available under the Revolving Credit Facility, will be sufficient for at least the next twelve months to fund anticipated capital expenditures and make required payments of principal and interest on our debt, including payments due on our outstanding debt. As of December 31, 2011, $297.0 million, or 58.5%, of our total debt of $508.0 million was subject to variable interest rates. We had access to funds totaling $139.7 million, comprised of $42.9 million of cash and $96.8 million available under the Revolving Credit Facility, at December 31, 2011. Availability under the Revolving Credit Facility is net of $3.2 million of outstanding letters of credit. We believe that we have sufficient liquidity to conduct our normal operations and fund our acquisition plan in 2012.

**Obligations and Commercial Commitments**

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2011:

| (In thousands) | 2012 | 2013 | 2014 | 2015 | 2016 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Long-term debt | $ 8,065 | $ 5,384 | $ 4,415 | $ 4,222 | $285,947 | $200,000 | $508,033 |
| Interest payments on long-term debt | 26,424 | 26,127 | 25,913 | 25,751 | 50,908 | — | 155,123 |
| Operating leases | 41,909 | 33,332 | 26,741 | 17,713 | 12,211 | 30,592 | 162,498 |
| Capital leases and other long-term obligations(1) | 16,146 | 12,004 | 8,251 | 3,771 | 1,593 | 14,040 | 55,805 |
| Total contractual cash obligations | $92,544 | $76,847 | $65,320 | $51,457 | $350,659 | $244,632 | $881,459 |

(1) Other long-term obligations include commitments under our SERP plan. Refer to Note K of the Company's Annual Report on Form 10-K for additional disclosure.

The carrying value of the Company's long-term debt, excluding the Senior Notes, approximates fair value based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Senior Notes, at December 31, 2011, was $203.0 million, as compared to the carrying value of $200.0 million at that date. The fair values of the Senior Notes were based on the quoted market price at December 31, 2011.

**Off-Balance Sheet Arrangements**

Our wholly-owned subsidiary, IN, Inc., is party to a non-binding purchase agreement under which it purchases assembled WalkAide System kits. As of December 31, 2011, IN, Inc. had outstanding purchase commitments of approximately $1.2 million, which we expect to be fulfilled over the next three months.

*Dividends*

We have never paid cash dividends on our common stock and intend to continue this policy for the foreseeable future. We plan to retain earnings for use in our business. The terms of our agreements with our financing sources and certain other agreements limit the payment of dividends on our common stock and such agreements will continue to limit the payment of dividends in the future.

*Supplemental Executive Retirement Plan*

In 2004, we implemented an unfunded noncontributory defined benefit plan that covers certain of our senior executives. We have engaged an actuary to calculate the benefit obligation and net benefits cost as of December 31, 2011, and 2010 and have utilized it in establishing our benefit obligation liability.

The following weighted average assumptions were used to determine the benefit obligation and net benefit cost at December 31:

| | 2011 | 2010 |
|---|---|---|
| Discount rate | 3.90% | 4.75% |
| Average rate of increase in compensation | 3.00% | 3.00% |

The discount rate at December 31, 2011 of 3.90% decreased 85 basis points compared to the discount rate used at December 31, 2010 due to changes in the pension discount curve rate available on the open market at December 31, 2011. The average rate of increase in compensation was 3.00% at December 31, 2011 and 2010.

Future payments under the supplemental executive retirement plan as of December 31, 2011 are as follows:

| | (In thousands) |
|---|---|
| 2012 | $ 706 |
| 2013 | 706 |
| 2014 | 1,593 |
| 2015 | 1,592 |
| 2016 | 1,593 |
| Thereafter | 14,040 |
| | $20,230 |

### Selected Operating Data

The following table sets forth selected operating data as of the end of the years indicated:

| | 2011 | 2010 | 2009 | 2008 | 2007 |
|---|---|---|---|---|---|
| Patient-care centers | 701 | 678 | 677 | 668 | 636 |
| Revenue-generating O&P clinicians | 1,191 | 1,156 | 1,127 | 1,070 | 1,060 |
| Number of states (including D.C.) | 46 | 46 | 46 | 46 | 46 |
| Same-center net sales growth(1) | 2.6% | 4.6% | 4.9% | 7.3% | 5.0% |

(1) Represents the aggregate increase or decrease of our patient-care centers' sales in the current year compared to the preceding year. Patient-care centers that have been owned by the Company for at least one full year are included in the computation.

### Market Risk

We are exposed to the market risk that is associated with changes in interest rates. At December 31, 2011, all of our outstanding debt, with the exception of the $297.0 million of the Term Loan Facility is subject to fixed interest rates (see Item 7A below).

### Forward Looking Statements

This report contains forward-looking statements setting forth our beliefs or expectations relating to future revenues, contracts and operations, as well as the results of an internal investigation and certain legal proceedings. Actual results may differ materially from projected or expected results due to changes in the demand for our O&P products and services, uncertainties relating to the results of operations or recently acquired O&P patient-care centers, our ability to enter into and derive benefits from managed-care contracts, our ability to successfully attract and retain qualified O&P clinicians, federal laws governing the health-care industry, uncertainties inherent in investigations and legal proceedings, governmental policies affecting O&P operations and other risks and uncertainties generally affecting the health-care industry. Readers are cautioned not to put undue reliance on forward-looking statements. Refer to risk factors disclosed in Part I, Item 1A of this filing for discussion of risks and uncertainties. We disclaim any intent or obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

## ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.*

We have existing obligations relating to our 7⅛% Senior Notes, Term Loan Facility, and Seller Notes. As of December 31, 2011, we have cash flow exposure to the changing interest rates on $297.0 million of the Term Loan Facility. The other obligations have fixed interest rates.

Presented below is an analysis of our financial instruments as of December 31, 2011 that is sensitive to changes in interest rates. The table demonstrates the changes in estimated annual cash flow related to the outstanding balance under the Term Loan Facility, calculated for an instantaneous parallel shift in interest rates, plus or minus 50 basis points ("BPS"), 100 BPS, and 150 BPS. The LIBOR floor and applicable rate pursuant to the Term Loans under the Credit Agreement prevents the rate from dropping below 4.0%. As of December 31, 2011, the current LIBOR and applicable rate, which is 4.0% combined, are 71 BPS below the LIBOR floor; therefore, any further decreases in the rate would not reduce estimated annual cash flows related to the outstanding balance on the Term Loan Facility.

| Cash Flow Risk | Annual Interest Expense Given an Interest Rate Decrease of X Basis Points | | | No Change in Interest Rates | Annual Interest Expense Given an Interest Rate Increase of X Basis Points | | |
|---|---|---|---|---|---|---|---|
| (In thousands) | (150 BPS) | (100 BPS) | (50 BPS) | | 50 BPS | 100 BPS | 150 BPS |
| Term Loan | $11,880 | $11,880 | $11,880 | $11,880 | $11,880 | $12,741 | $14,226 |

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.*

The consolidated financial statements and schedules required hereunder and contained herein are listed under Item 15(a) below and included beginning at page F-4 of this Annual Report on Form 10-K.

*Quarterly Financial Data*

| 2011 | Quarter Ended (Unaudited) | | | |
|---|---|---|---|---|
| (Dollars in thousands, except per share amounts) | Mar 31 | Jun 30 | Sep 30 | Dec 31 |
| Net Sales | $200,439 | $234,751 | $235,261 | $248,088 |
| Income from Operations | $ 18,385 | $ 32,882 | $ 31,242 | $ 34,318 |
| Net Income | $ 6,214 | $ 15,431 | $ 15,412 | $ 17,963 |
| Basic per Common Share Net Income | $ 0.19 | $ 0.46 | $ 0.46 | $ 0.53 |
| Diluted per Common Share Net Income | $ 0.18 | $ 0.45 | $ 0.45 | $ 0.52 |

| 2010 | Quarter Ended (Unaudited) | | | |
|---|---|---|---|---|
| (Dollars in thousands, except per share amounts) | Mar 31 | Jun 30 | Sep 30 | Dec 31 |
| Net Sales | $178,316 | $205,808 | $206,749 | $226,505 |
| Income from Operations | $ 14,212 | $ 23,148 | $ 18,315 | $ 25,702 |
| Net Income | $ 4,002 | $ 9,762 | $ 6,924 | $ 746 |
| Basic per Common Share Net Income | $ 0.13 | $ 0.30 | $ 0.21 | $ 0.02 |
| Diluted per Common Share Net Income | $ 0.12 | $ 0.30 | $ 0.21 | $ 0.02 |

## ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.*

None.

## ITEM 9A. *CONTROLS AND PROCEDURES.*

***Disclosure Controls and Procedures***

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by it in its periodic reports filed with the Securities and Exchange Commission is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Based on an evaluation of our disclosure controls and procedures conducted by the our Chief Executive Officer and Chief Financial Officer, such officers concluded that our disclosure controls and procedures were effective as of December 31, 2011. Additionally our officers concluded that our disclosure controls and procedures were effective as of December 31, 2011 to ensure that information required to be disclosed in the reports filed with the Exchange Act was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

***Internal Control Over Financial Reporting***

(a) ***Management's Annual Report on Internal Control Over Financial Reporting***

In accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308(a) of the Commission's Regulation S-K, the report of management on our internal control over financial reporting is set forth immediately preceding our financial statements included in this Annual Report on Form 10-K.

(b) ***Report of the Registrant's Independent Registered Public Accounting Firm***

The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

(c) ***Changes in Internal Control Over Financial Reporting***

In accordance with Rule 13a-15(d) under the Securities Exchange Act of 1934, management, with the participation of our Chief Executive Officer and Chief Financial Officer, determined that there was no change in our internal control over financial reporting that occurred during the fourth quarter ended December 31, 2011, that has materially affected, or is reasonably likely to materially affect, the our internal control over financial reporting.

**ITEM 9B.** ***OTHER INFORMATION.***

None.

## PART III

### ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.*

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item regarding directors is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report. Information regarding our executive officers is set forth at the end of Part I of this Annual Report on Form 10-K.

### ITEM 11. *EXECUTIVE COMPENSATION.*

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

### ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.*

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

### ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.*

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

### ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES.*

Pursuant to General Instruction G(3) of Form 10-K, the information called for by this item is hereby incorporated by reference from our definitive proxy statement or amendment hereto to be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

## PART IV

## ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.*

(a) ***Financial Statements and Financial Statement Schedule:***

(1) ***Financial Statements:***

*Hanger Orthopedic Group, Inc.*

Management's Annual Report on Internal Control over Financial Reporting

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as of December 31, 2011 and 2010

Consolidated Income Statements for the Three Years Ended December 31, 2011

Consolidated Statements of Changes in Shareholders' Equity for the Three Years Ended December 31, 2011

Consolidated Statements of Cash Flows for the Three Years Ended December 31, 2011

Notes to Consolidated Financial Statements

(2) ***Financial Statements Schedule:***

Schedule II—Valuation and Qualifying Accounts

All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

(3) ***Exhibits:***

See Part (b) of this Item 15.

(b) Exhibits: The following exhibits are filed herewith or incorporated herein by reference:

### EXHIBIT INDEX

| Exhibit No. | Document |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated October 18, 2010, by and among Hanger Orthopedic Group, Inc., Speed Acquisition Vehicle, Inc., ComVest ACPC Holdings, LLC and John B. Beach. (Incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on October 18, 2010). |
| 3.1 | Amended and Restated Certificate of Incorporation of Hanger Orthopedic Group, Inc. dated as of May 13, 2011 (Incorporated herein by reference to Exhibit 3.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011). |
| 3.2 | Amended and Restated By-Laws of the Registrant adopted on February 2, 2012. (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 6, 2012). |
| 4.1 | Indenture, dated November 2, 2010, by and among the Hanger Orthopedic Group, Inc., each of the Subsidiary Guarantors party thereto and Wilmington Trust Company, as trustee. (Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 29, 2010). |

| Exhibit No. | Document |
|---|---|
| 4.2 | Registration Rights Agreement, dated November 2, 2010, by and among Hanger Orthopedic Group, Inc., the Subsidiary Guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., as representatives of the several initial purchasers. (Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on October 29, 2010). |
| 4.3 | First Supplemental Indenture, dated December 13, 2010, by and among the Hanger Orthopedic Group, Inc., each of the Subsidiary Guarantors party thereto and Wilmington Trust Company, as trustee. (Incorporated herein by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010). |
| 4.4 | Second Supplemental Indenture, dated February 15, 2011, by and among the Hanger Orthopedic Group, Inc., Accelerated Care Plus Corp., ACP Medical Supply Corporation, Liberty Health Services, LLC and Wilmington Trust Company, as trustee. (Incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011). |
| 10.1 | Amended and Restated 2002 Stock Incentive Plan, as amended through May 10, 2007. (Incorporated herein by reference to Appendix 1 to the Registrant's Proxy Statement, dated April 10, 2007, relating to the Registrant's Annual Meeting of Stockholders held on May 10, 2007).* |
| 10.2 | Amended and Restated 2003 Non-Employee Directors' Stock Incentive Plan, as amended through May 10, 2007. (Incorporated herein by reference to Appendix 2 to the Registrant's Proxy Statement, dated April 10, 2007, relating to the Registrant's Annual Meeting of Stockholders held on May 10, 2007). |
| 10.3 | Form of Stock Option Agreement (Non-Executive Employees), Stock Option Agreement (Executive Employees), Restricted Stock Agreement (Non-Executive Employees) and Restricted Stock Agreement (Executive Employees). (Incorporated herein by reference to Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to the Registrant's Current Report on Form 8-K filed on February 24, 2005). |
| 10.4 | Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2011 (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010).* |
| 10.5 | Amended and Restated Preferred Stock Purchase Agreement, dated as of May 25, 2006, by and among the Registrant, Ares Corporate Opportunities Fund, L.P. and the Initial Purchasers identified therein. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10.6 | Registration Rights Agreement, dated as of May 26, 2006, among the Registrant and Ares Corporate Opportunities Fund, L.P. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10.7 | Letter Agreements, dated May 26, 2006, between the Registrant and Ares Corporate Opportunities Fund, L.P. regarding board and management rights. (Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10.8 | Credit Agreement, dated as of December 1, 2010, among the Company and the lenders and agents party thereto. (Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 1, 2010). |

| Exhibit No. | Document |
|---|---|
| 10.9 | Guarantee and Collateral Agreement, dated as of December 1, 2010, made by the Registrant, as Borrower, and certain of its subsidiaries, in favor of Bank of America, N/A., as Administrative Agent. (Incorporated herein by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010). |
| 10.10 | Amendment No. 1, dated as of March 11, 2011, to the Credit Agreement, dated as of December 1, 2010, among the Company and the lenders and gents party hereto. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on March 11, 2011). |
| 10.11 | Fourth Amended and Restated Employment Agreement, effective as of January 1, 2012, by and between George E. McHenry and the Company. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.12 | Fifth Amended and Restated Employment Agreement, effective as of January 1, 2012, by and between Thomas F. Kirk and the Company. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.13 | Fourth Amended and Restated Employment Agreement, effective as of January 1, 2012, by and between Richmond L. Taylor and the Company. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.14 | Hanger Orthopedic Group, Inc. 2010 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.15 | Form of Restricted Stock Agreement for Non-Employee Directors (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.16 | Form of Restricted Stock Agreement for Executives (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.17 | Form of Restricted Stock Agreement for Employees Executives (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.18 | Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.19 | Form of Executive Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.20 | Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.21 | Securities Purchase and Lock-Up Agreement, dated October 18, 2010, by and between Hanger Orthopedic Group, Inc. and John B. Breach and Schedule of Substantially Identical Securities Purchase and Lock-Up Agreements Omitted Pursuant to Instruction 2 to Item 601 of Regulation S-K (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 18, 2010). |

| Exhibit No. | Document |
|---|---|
| 10.22 | Amended and Restated Employment Agreement, as of January 1, 2012 by and between Vinit Asar and the Company. (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.23 | Employment Agreement, as of January 1, 2012 by and between Thomas Hofmeister and the Company. (Filed herewith). |
| 21 | List of Subsidiaries of the Registrant. (Filed herewith). |
| 23.1 | Consent of PricewaterhouseCoopers LLP. (Filed herewith). |
| 31.1 | Written Statement of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith). |
| 31.2 | Written Statement of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith). |
| 32 | Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith). |
| 101 | The following financial information from the Company's Annual Report on Form 10-K, for the period ended December 31, 2011, formatted in eXtensible Business Reporting Language: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income, (iv) Consolidated Statements of Cash Flows, (v) Notes to Consolidated Financial Statements (1) |

* Management contract or compensatory plan

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANGER ORTHOPEDIC GROUP, INC.

Dated: February 29, 2012

By: /s/ THOMAS F. KIRK

Thomas F. Kirk
*Chief Executive Officer*
*(Principal Executive Officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| Dated: February 29, 2012 | /s/ THOMAS F. KIRK<br>Thomas F. Kirk<br>Chief Executive Officer and Director<br>(Principal Executive Officer) |
| Dated: February 29, 2012 | /s/ GEORGE E. MCHENRY<br>George E. McHenry<br>Executive Vice President and<br>Chief Financial Officer<br>(Principal Financial Officer) |
| Dated: February 29, 2012 | /s/ THOMAS C. HOFMEISTER<br>Thomas C. Hofmeister<br>Vice President of Finance<br>(Chief Accounting Officer) |
| Dated: February 29, 2012 | /s/ IVAN R. SABEL, CPO<br>Ivan R. Sabel, CPO<br>Director |
| Dated: February 29, 2012 | /s/ PETER NEFF<br>Peter Neff<br>Director |

| | |
|---|---|
| Dated: February 29, 2012 | /s/ THOMAS P. COOPER, M.D.<br>Thomas P. Cooper, M.D.<br>Director |
| Dated: February 26, 2012 | /s/ CYNTHIA L. FELDMANN<br>Cynthia L. Feldmann<br>Director |
| Dated: February 24, 2012 | /s/ ERIC GREEN<br>Eric Green<br>Director |
| Dated: February 23, 2012 | /s/ STEPHEN HARE<br>Stephen Hare<br>Director |
| Dated: February 29, 2012 | /s/ ISAAC KAUFMAN<br>Isaac Kaufman<br>Director |
| Dated: February 27, 2012 | /s/ PATRICIA B. SHRADER<br>Patricia B. Shrader<br>Director |

## INDEX TO FINANCIAL STATEMENTS

**Hanger Orthopedic Group, Inc.**



**Financial Statement Schedule**

**Management's Annual Report on Internal Control Over Financial Reporting**

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308(a) of the Securities and Exchange Commission's Regulation S-K, the annual report of management of Hanger Orthopedic Group, Inc. (the "Company") on the Company's internal control over financial reporting.

1. Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

2. Management of the Company, in accordance with Rule 13a-15(c) under the Securities Exchange Act of 1934 and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's internal control over financial reporting as of December 31, 2011. The framework on which management's evaluation of the Company's internal control over financial reporting is based is the "Internal Control—Integrated Framework" published in 1992 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that the Company's internal control over financial reporting, as of December 31, 2011, was effective. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

4. The effectiveness of our internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Hanger Orthopedic Group, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1), present fairly, in all material respects, the financial position of Hanger Orthopedic Group, Inc. and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2), presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Austin, Texas
February 29, 2012

## HANGER ORTHOPEDIC GROUP, INC.

## CONSOLIDATED BALANCE SHEETS

**(Dollars in thousands, except share and per share amounts)**

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **ASSETS** | | |
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ 42,896 | $ 36,308 |
| Accounts receivable, less allowance for doubtful accounts of $22,028 and $16,686 in 2011 and 2010, respectively | 138,826 | 118,622 |
| Inventories | 114,086 | 98,290 |
| Prepaid expenses, other current assets and income taxes receivable | 17,015 | 17,814 |
| Deferred income taxes | 20,648 | 17,458 |
| Total current assets | 333,471 | 288,492 |
| **PROPERTY, PLANT AND EQUIPMENT** | | |
| Land | 794 | 839 |
| Buildings | 4,400 | 4,299 |
| Furniture and fixtures | 17,281 | 16,134 |
| Machinery and equipment | 56,137 | 52,905 |
| Equipment leased to third parties under operating leases | 33,830 | 31,294 |
| Leasehold improvements | 65,245 | 59,223 |
| Computer and software | 81,775 | 69,648 |
| Total property, plant and equipment, gross | 259,462 | 234,342 |
| Less accumulated depreciation and amortization | 154,690 | 131,038 |
| Total property, plant and equipment, net | 104,772 | 103,304 |
| **INTANGIBLE ASSETS** | | |
| Goodwill | 609,484 | 590,699 |
| Patents and other intangible assets, less accumulated amortization of $15,160 and $10,400 in 2011 and 2010, respectively | 54,894 | 56,379 |
| Total intangible assets, net | 664,378 | 647,078 |
| **OTHER ASSETS** | | |
| Debt issuance costs, net | 17,485 | 16,589 |
| Other assets | 8,394 | 6,016 |
| Total other assets | 25,879 | 22,605 |
| **TOTAL ASSETS** | $1,128,500 | $1,061,479 |

The accompanying notes are an integral part of the consolidated financial statements.

## HANGER ORTHOPEDIC GROUP, INC.

## CONSOLIDATED BALANCE SHEETS

**(Dollars in thousands, except share and per share amounts)**

| | December 31, 2011 | December 31, 2010 |
|---|---|---|
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| **CURRENT LIABILITIES** | | |
| Current portion of long-term debt | $ 8,065 | $ 7,006 |
| Accounts payable | 26,561 | 29,243 |
| Accrued expenses | 18,247 | 20,796 |
| Accrued interest payable | 3,040 | 2,522 |
| Accrued compensation related costs | 35,829 | 43,126 |
| Total current liabilities | 91,742 | 102,693 |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt, less current portion | 499,968 | 501,678 |
| Deferred income taxes | 74,309 | 64,447 |
| Other liabilities | 32,818 | 28,234 |
| Total liabilities | 698,837 | 697,052 |
| **COMMITMENTS AND CONTINGENCIES (Note H)** | | |
| **SHAREHOLDERS' EQUITY** | | |
| Common stock, $.01 par value; 60,000,000 shares authorized, 35,127,230 shares and 34,352,163 shares issued and outstanding in 2011 and 2010, respectively | 351 | 344 |
| Additional paid-in capital | 268,535 | 257,419 |
| Accumulated other comprehensive loss | (1,185) | (279) |
| Retained earnings | 162,618 | 107,599 |
| | 430,319 | 365,083 |
| Treasury stock at cost (141,154 shares) | (656) | (656) |
| Total shareholders' equity | 429,663 | 364,427 |
| **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | $1,128,500 | $1,061,479 |

The accompanying notes are an integral part of the consolidated financial statements.

**HANGER ORTHOPEDIC GROUP, INC.**

**CONSOLIDATED INCOME STATEMENTS**

**For the Years Ended December 31,**

**(Dollars in thousands, except share and per share amounts)**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net sales | $ 918,539 | $ 817,379 | $ 760,070 |
| Cost of goods sold—materials | 267,677 | 247,565 | 228,295 |
| Personnel costs | 322,765 | 284,095 | 264,581 |
| Other operating expenses | 178,335 | 163,673 | 160,355 |
| Relocation expenses | 1,185 | 16,444 | — |
| Acquisition expenses | 781 | 5,414 | — |
| Depreciation and amortization | 30,969 | 18,809 | 16,319 |
| Income from operations | 116,827 | 81,379 | 90,520 |
| Interest expense | 31,821 | 30,340 | 30,693 |
| Extinguishment of debt | — | 13,985 | — |
| Loss (gain) from interest rate swap | — | 1,610 | (167) |
| Income before taxes | 85,006 | 35,444 | 59,994 |
| Provision for income taxes | 29,987 | 14,009 | 23,901 |
| Net income | $ 55,019 | $ 21,435 | $ 36,093 |
| Basic Per Common Share Data | | | |
| Net income | $ 1.64 | $ 0.66 | $ 1.15 |
| Shares used to compute basic per common share amounts | 33,544,813 | 32,238,401 | 31,383,895 |
| Diluted Per Common Share Data | | | |
| Net income | $ 1.61 | $ 0.65 | $ 1.13 |
| Shares used to compute diluted per common share amounts | 34,220,256 | 32,888,305 | 32,068,325 |

The accompanying notes are an integral part of the consolidated financial statements.

# HANGER ORTHOPEDIC GROUP, INC.

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

## For the Three Years Ended December 31, 2011

## (In thousands)

| | Common Shares | Common Stock | Additional Paid in Capital | Accumulated Other Comprehensive Loss | Retained Earnings | Treasury Stock | Total |
|---|---|---|---|---|---|---|---|
| Balance, December 31, 2008 | 32,513 | $325 | $221,623 | $(4,497) | $ 50,071 | $(656) | $266,866 |
| Comprehensive income | | | | | | | |
| Net income | — | — | — | — | 36,093 | — | 36,093 |
| Other comprehensive income | | | | | | | |
| Interest rate swaps: | | | | | | | |
| Unrealized gain on interest rate swaps, net of taxes of $687 | — | — | — | 1,031 | — | — | 1,031 |
| Auction rate securities: | | | | | | | |
| Reclassification of net losses on auction rate securities from OCI to net income, net of taxes of $320 | — | — | — | 480 | — | — | 480 |
| Unrealized loss on auction rate securities, net of taxes of $47 | — | — | — | (70) | — | — | (70) |
| Total comprehensive income | — | — | — | 1,441 | 36,093 | — | 37,534 |
| Issuance of Common Stock in connection with the exercise of stock options | 345 | 3 | 2,753 | — | — | — | 2,756 |
| Forfeiture of restricted stock | (17) | — | — | — | — | — | |
| Issuance of restricted stock | 151 | 2 | (2) | — | — | — | — |
| Stock-based compensation expense | — | — | 7,430 | — | — | — | 7,430 |
| Tax benefit associated with vesting of restricted stock | — | — | 1,307 | — | — | — | 1,307 |
| Balance, December 31, 2009 | 32,992 | 330 | 233,111 | (3,056) | 86,164 | (656) | 315,893 |
| Comprehensive income | | | | | | | |
| Net income | — | — | — | — | 21,435 | — | 21,435 |
| Other comprehensive income | | | | | | | |
| Interest rate swaps: | | | | | | | |
| Unrealized gain on interest rate swaps, net of taxes of $1,912 | — | — | — | 2,868 | — | — | 2,868 |
| Auction rate securities: | | | | | | | |
| Reclassification of net losses on auction rate securities from OCI to net income, net of taxes of $125 | — | — | — | 188 | — | — | 188 |
| Unrealized loss on Retirement Plan | | | | (456) | | | (456) |
| Tax benefit on unrealized loss on Retirement Plan | — | — | — | 177 | — | — | 177 |
| Total comprehensive income | — | — | — | 2,777 | 21,435 | — | 24,212 |
| Issuance of Common Stock in connection with the exercise of stock options | 374 | 4 | 5,023 | — | — | — | 5,027 |
| Proceeds from sale of stock | 488 | 5 | 7,351 | — | — | — | 7,356 |
| Forfeiture of restricted stock | (33) | — | — | — | — | — | — |
| Issuance of restricted stock | 531 | 5 | (5) | — | — | — | — |
| Stock-based compensation expense | — | — | 9,597 | — | — | — | 9,597 |
| Tax benefit associated with vesting of restricted stock | — | — | 2,342 | — | — | — | 2,342 |
| Balance, December 31, 2010 | 34,352 | 344 | 257,419 | (279) | 107,599 | (656) | 364,427 |
| Comprehensive income | | | | | | | |
| Net income | — | — | — | — | 55,019 | — | 55,019 |
| Other comprehensive income | | | | | | | |
| Unrealized loss on Retirement Plan | | | | (1,452) | | | (1,452) |
| Tax benefit on unrealized loss on Retirement Plan | — | — | — | 546 | — | — | 546 |
| Total comprehensive income | — | — | — | (906) | 55,019 | — | 54,113 |
| Issuance of Common Stock in connection with the exercise of stock options | 417 | 4 | 2,676 | — | — | — | 2,680 |
| Forfeiture of restricted stock | (63) | (1) | 1 | — | — | — | — |
| Issuance of restricted stock | 548 | 5 | (5) | — | — | — | — |
| Purchase and retirement of treasury stock | (127) | (1) | (2,106) | — | — | — | (2,107) |
| Stock-based compensation expense | — | — | 8,088 | — | — | — | 8,088 |
| Tax benefit associated with vesting of restricted stock | — | — | 2,462 | — | — | — | 2,462 |
| Balance, December 31, 2011 | 35,127 | $351 | $268,535 | $(1,185) | $162,618 | $(656) | $429,663 |

The accompanying notes are an integral part of the consolidated financial statements.

**HANGER ORTHOPEDIC GROUP, INC.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**For the Years Ended December 31,**

**(Dollars in thousands)**

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash flows from operating activities: | | | |
| Net income | $ 55,019 | $ 21,435 | $ 36,093 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Extinguishment of debt | — | 13,985 | — |
| Loss (gain) on interest rate swap and disposal of auction rate securities | — | 1,798 | (167) |
| Loss on disposals of assets | 7 | 828 | 506 |
| Reduction of seller notes and earnouts | (541) | — | — |
| Provision for bad debt | 24,837 | 20,276 | 16,128 |
| Provision for deferred income taxes | 8,439 | 752 | 1,074 |
| Depreciation and amortization | 30,969 | 18,809 | 16,319 |
| Amortization of debt issuance costs | 3,334 | 1,893 | 1,822 |
| Compensation expense on stock options and restricted stock | 8,088 | 9,596 | 7,430 |
| Changes in operating assets and liabilities, net of effects of acquired companies: | | | |
| Accounts receivable | (42,024) | (31,041) | (20,069) |
| Inventories | (14,944) | (5,431) | (4,424) |
| Prepaid expenses, other current assets, and income taxes | 796 | (9,590) | (336) |
| Accounts payable | (5,902) | (190) | 3,287 |
| Accrued expenses, accrued interest payable | (1,094) | 5,669 | 5,893 |
| Accrued compensation related costs | (7,404) | 5,599 | 3,365 |
| Other | 2,224 | (188) | 4,903 |
| Net cash provided by operating activities | 61,804 | 54,200 | 71,824 |
| Cash flows from investing activities: | | | |
| Purchase of property, plant and equipment (net of acquisitions) | (25,300) | (30,593) | (21,270) |
| Purchase of equipment leased to third parties under operating leases | (2,824) | — | — |
| Acquisitions and contingent considerations (net of cash acquired) | (14,842) | (162,250) | (11,511) |
| Proceeds from sale of marketable securities | — | 6,495 | — |
| Purchase of company-owned life insurance investment | (4,000) | — | (2,000) |
| Proceeds from sale of property, plant and equipment | 96 | 373 | 629 |
| Net cash used in investing activities | (46,870) | (185,975) | (34,152) |
| Cash flows from financing activities: | | | |
| Borrowings under revolving credit agreement | 10,000 | — | — |
| Repayments under revolving credit agreement | (10,000) | — | (15,253) |
| Repayment of term loan | (3,000) | (221,956) | (1,109) |
| Scheduled repayment of seller's notes | (4,151) | (3,810) | (2,828) |
| Repayment of senior notes due 2014 | — | (184,831) | — |
| Proceeds on senior notes due 2018 | — | 200,000 | — |
| Proceeds on term loan | — | 300,000 | — |
| Deferred financing costs | (4,230) | (16,976) | — |
| Proceeds from line of credit | — | — | 3,600 |
| Repayment of line of credit | — | (3,628) | — |
| Excess tax benefit from stock-based compensation | 2,462 | 2,342 | 1,307 |
| Proceeds from issuance of Common Stock | 2,680 | 12,384 | 2,756 |
| Purchase and retirement of treasury stock | (2,107) | — | — |
| Net cash (used in) provided by financing activities | (8,346) | 83,525 | (11,527) |
| Increase (decrease) in cash and cash equivalents | 6,588 | (48,250) | 26,145 |
| Cash and cash equivalents, at beginning of year | 36,308 | 84,558 | 58,413 |
| Cash and cash equivalents, at end of year | $ 42,896 | $ 36,308 | $ 84,558 |

The accompanying notes are an integral part of the consolidated financial statements.

## NOTE A—THE COMPANY

The goal of Hanger Orthopedic Group, Inc. (the "Company") is to be the world's premier provider of services and products that enhance human physical capabilities. The Company provides orthotic and prosthetic ("O&P") patient-care services, distributes O&P devices and components, manages O&P networks, and provides therapeutic solutions to the broader post acute market. The Company is the largest owner and operator of orthotic and prosthetic patient-care centers in the United States and, through its distribution subsidiary, Southern Prosthetic Supply ("SPS"), the largest dedicated distributor of O&P products in the United States. The Company operates in excess of 700 O&P patient-care centers located in 45 states and the District of Columbia and six strategically located distribution facilities. In addition to providing O&P services and products the Company, through its subsidiary, Linkia LLC ("Linkia"), manages an O&P provider network and develops programs to manage all aspects of O&P patient-care for insurance companies. The Company provides therapeutic solutions through its subsidiaries Innovative Neurotronics and Accelerated Care Plus Corp. Innovative Neurotronics ("IN, Inc.") introduces emerging neuromuscular technologies developed through independent research in a collaborative effort with industry suppliers worldwide. Accelerated Care Plus Corp. ("ACP") is a developer of specialized rehabilitation technologies and a leading provider of evidence-based clinical programs for post-acute rehabilitation serving more than 4,000 long-term care facilities and other sub-acute rehabilitation providers throughout the U.S.

## NOTE B—SIGNIFICANT ACCOUNTING POLICIES

*Principles of Consolidation*

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in the accompanying financial statements.

*Revision of Previously Reported Statement of Cash Flow Information*

During the second quarter of 2011, the Company identified a misclassification within the consolidated statements of cash flows, resulting in the overstatement of the net cash provided by operating activities in prior periods. The offsetting understatement was to net cash provided by financing activities. The misclassification had no impact on total reported decrease in cash and cash equivalents for any period, and therefore had no impact on operating or net income. The Company assessed the materiality of this item on previously reported periods and concluded the misclassification was not material. Accordingly, the periods ended December 31, 2010 and 2009 have been revised and in future filings, any comparative period presentations will be revised when those periods are presented.

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The impact of the reclassification on the statement of cash flows for the years ended December 31, 2010 and 2009 is shown in the table below:

| (in thousands) | As Previously Reported | Adjustment | As Revised |
|---|---|---|---|
| **December 31, 2009** | | | |
| Net cash provided by operating activities | $ 73,131 | (1,307) | $ 71,824 |
| Net cash used in financing activities | $(12,834) | 1,307 | $(11,527) |
| **December 31, 2010** | | | |
| Net cash provided by operating activities | $ 56,542 | (2,342) | $ 54,200 |
| Net cash provided by financing activities | $ 81,183 | 2,342 | $ 83,525 |

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. At various times throughout the year, the Company maintains cash balances in excess of Federal Deposit Insurance Corporation limits.

*Credit Risk*

The Company primarily provides O&P devices and services and products throughout the United States of America and is reimbursed by the patients' third-party insurers, governmentally funded health insurance programs, and in the case of its Distribution segment from independent O&P providers. The Company also provides advanced rehabilitation technology and clinical programs to skilled nursing faculties in the United States primarily though operating leases. The Company performs ongoing credit evaluations of its customers. Accounts receivable are not collateralized. The ability of the Company's debtors to meet their obligations is dependent upon their financial stability which could be affected by future legislation and regulatory actions. Additionally, the Company maintains reserves for potential losses from these receivables that historically have been within management's expectations.

*Inventories*

Inventories, which consist principally of raw materials, work in process and finished goods, are stated at the lower of cost or market using the first-in, first-out method. For its Patient-Care Services segment, the Company calculates cost of goods sold—materials in accordance with the gross profit method for all reporting periods. The Company bases the estimates used in applying the gross profit method on the actual results of the most recently completed fiscal year and other factors, such as a change in the sales mix or changes in the trend of purchases. Cost of goods sold—materials during the interim periods are reconciled and adjusted when the annual physical inventory is taken. The Company

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

treats these adjustments as changes in accounting estimates. The Company recorded an increase of $2.3 million in inventory in conjunction with the physical inventory during 2011, a decrease to inventory of $1.0 million in 2010 and an increase of $2.1 million in 2009.

*Fair Value*

Effective January 1, 2008, the Company adopted the authoritative guidance for fair value measurements and disclosures, which establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. The authoritative guidance requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy by which these assets and liabilities must be grouped, based on significant levels of inputs as follows:

**Level 1** quoted prices in active markets for identical assets or liabilities;

**Level 2** quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability;

**Level 3** unobservable inputs, such as discounted cash flow models and valuations.

The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following is a listing of the Company's assets measured at fair value on a recurring basis and where they are classified within the hierarchy as of December 31, 2011 and 2010, respectively:

| | 2011 | | | | 2010 | | | |
|---|---|---|---|---|---|---|---|---|
| **(in thousands)** | **Level 1** | **Level 2** | **Level 3** | **Total** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Assets** | | | | | | | | |
| **Current Assets** | | | | | | | | |
| Marketable Securities | $ — | $ — | $ — | $ — | $17,014 | $ — | $ — | $17,014 |
| **Balance as of December 31,** | $ — | $ — | $ — | $ — | $17,014 | $ — | $ — | $17,014 |

During the year ended December 31, 2010, assets and liabilities that were measured at fair value using level 3 inputs had the following activity:

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
|---|---|---|---|
| | **Auction Rate Securities** | **Rights** | **Total** |
| **For the year ended December 31, 2010** | | | |
| Balance as of December 31, 2009 | $ 6,047 | $ 315 | $ 6,362 |
| Total unrealized losses | | | |
| Included in earnings | (160) | 4 | (156) |
| Included in other comprehensive income | 313 | — | 313 |
| Settlements | (6,200) | (319) | (6,519) |
| Balance as of December 31, 2010 | $ — | $ — | $ — |

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

For the year ended December 31, 2011, the Company had no assets or liabilities that were measured at fair value using Level 3 inputs.

*Investments*

Prior to December 2010, the Company's trading securities consisted of auction rate securities accounted for in accordance with authoritative guidance for investments in debt and equity securities. Trading securities are reported at fair value with unrealized gains and losses included in earnings. Securities purchased to be held for indeterminate periods of time and not intended at the time of purchase to be held until maturity are classified as available-for-sale securities with any unrealized gains and losses reported as a separate component of accumulated other comprehensive loss on the consolidated balance sheets. The Company's management continually evaluates whether any marketable investments have been impaired and, if so, whether such impairment is temporary or other than temporary.

Prior to December 2010, the Company's investments consisted of two auction rate securities ("ARS") totaling $7.5 million of par value; $5.0 million was collateralized by Indiana Secondary Market Municipal Bond—1998 ("Indiana ARS"), and $2.5 million was collateralized by Primus Financial Products Subordinated Deferrable Interest Notes ("Primus ARS"). ARS are securities that are structured with short-term interest rate reset dates which generally occur every 28 days and are linked to LIBOR. At the reset date, investors can attempt to sell via auction or continue to hold the securities at par. The Company's ARS were sold during 2010.

The fair values of the Company's ARS were estimated through use of discounted cash flow models. These models consider, among other things, the timing of expected future successful auctions, collateralization of underlying security investments and the credit worthiness of the issuer. Since these inputs were not observable in an active market, they were classified as Level 3 inputs under the fair value accounting rules discussed above under "Fair Value".

As a result of the lack of liquidity in the ARS market and not as a result of the quality of the underlying collateral, the Company recorded an unrealized loss of $0.1 million for the year ended December 31, 2009 related to the Primus ARS. This loss was reflected in accumulated other comprehensive loss on the consolidated balance sheets. The unrealized loss recognized during the year ended December 31, 2009 represented the change in fair value of the auction rate securities. During 2009, an other-than-temporary impairment ("OTTI") credit loss of $0.8 million was identified and recognized during the year ended December 31, 2009. This credit loss reduced the amortized cost basis on the Primus ARS to $1.7 million as of December 31, 2009.

In May 2010, the Company sold its investment in the Primus ARS for $1.5 million.

On July 1, 2010, the Company exercised its right to put the Indiana ARS back to UBS at par value of $5.0 million. The $5.0 million proceeds were received on July 1, 2010. As part of the settlement, the Company closed out a $3.6 million line of credit with UBS that the Company obtained as part of the buyback agreement originally executed in November 2008, with net cash proceeds of approximately $1.4 million.

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

*Interest Rate Swaps*

Prior to December 2010, the Company utilized interest rate swaps to manage its exposure to interest rate risk associated with the Company's variable rate borrowings. The authoritative guidance for derivatives and hedging requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. In accordance with the authoritative guidance, the Company designated the interest rate swaps as cash flow hedges of variable-rate borrowings. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing hedge ineffectiveness were recognized in earnings.

In May 2008, the Company entered into two interest rate swap agreements under which $150.0 million of the Company's variable rate Term Loans were converted to a fixed rate of 5.4%. The fair value of each interest rate swap is an estimate of the present value of the expected future cash flows the Company is to receive under the applicable interest rate swap agreement. The valuation models used to determine the fair value of the interest rate swaps are based upon the forward yield curve of one month LIBOR (Level 2 inputs), the hedged interest rate, and other factors including counterparty credit risk. The agreements, which originally expired April 2011, qualified as cash flow hedges in accordance with the authoritative guidance for derivatives and hedging, and there was no ineffectiveness so any adjustments in fair value related to the effective portion of the interest rate swaps were not required to be recognized through the income statement in that period.

On December 1, 2010, the Company was required to terminate the interest rate swaps due to refinancing of the credit facilities. The Company incurred a loss of $1.6 million, which is recorded in loss/(gain) from interest rate swap on the consolidated income statement.

*Fair Value of Financial Instruments*

The carrying value of the Company's short-term financial instruments, such as receivables and payables, approximate their fair values, based on the short-term maturities of these instruments. The carrying value of the Company's long-term debt, excluding the Senior Notes, approximates fair value based on rates currently available to the Company for debt with similar terms and remaining maturities. The fair value of the Senior Notes, at December 31, 2011 was $203.0 million as compared to the carrying value of $200.0 million at that date. The fair values of the Senior Notes were based on quoted market prices at December 31, 2011.

*Revenue Recognition*

Revenues in the Company's patient-care centers are derived from the sale of O&P devices and the maintenance and repair of existing devices and are recorded net of all contractual adjustments and discounts. The sale of O&P devices includes the design, fabrication, assembly, fitting and delivery of a wide range of braces, limbs and other devices. Revenues from the sale of these devices are recorded when (i) acceptance by and delivery to the patient has occurred; (ii) persuasive evidence of an arrangement exists and there are no further obligations to the patient; (iii) the sales price is fixed or determinable; and (iv) collectability is reasonably assured. Revenues from maintenance and repairs are recognized when the service is provided. Revenues on the sale of O&P devices to customers by the

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Distribution segment are recorded upon the shipment of products, in accordance with the terms of the invoice, net of merchandise returns received and the amount established for anticipated returns. Discounted sales are recorded at net realizable value. Revenues in the Therapeutic Solutions segment are primarily derived from leasing rehabilitation technology combined with clinical therapy programs and education and training. The revenue is recorded on a monthly basis according to terms of the contracts with our customers.

Certain accounts receivable may be uncollectible, even if properly pre-authorized and billed. Regardless of the balance, accounts receivable amounts are periodically evaluated to assess collectability. In addition to the actual bad debt expense recognized during collection activities, the Company estimates the amount of potential bad debt expense that may occur in the future. This estimate is based upon historical experience as well as a review of the receivable balances.

On a quarterly basis, the Company evaluates cash collections, accounts receivable balances and write-off activity to assess the adequacy of the allowance for doubtful accounts. Additionally, a company-wide evaluation of collectability of receivable balances older than 180 days is performed at least semi-annually, the results of which are used in the next allowance analysis. In these detailed reviews, the account's net realizable value is estimated after considering the customer's payment history, past efforts to collect on the balance and the outstanding balance, and a specific reserve is recorded if needed. From time to time, the Company may outsource the collection of such accounts to outsourced agencies after internal collection efforts are exhausted. In the cases when valid accounts receivable cannot be collected, the uncollectible account is written off to bad debt expense.

*Property, Plant and Equipment*

Property, plant and equipment are recorded at cost less accumulated depreciation and amortization, with the exception of assets acquired through acquisitions, which are initially recorded at fair value. Equipment acquired under capital leases is recorded at the lower of fair market value or the present value of the future lease payments. The cost and related accumulated depreciation of assets sold, retired or otherwise disposed of are removed from the respective accounts, and any resulting gains or losses are included in the Consolidated Income Statements. Depreciation is computed for financial reporting purposes using the straight-line method over the estimated useful lives of the related assets as follows:

| Asset class | Estimated life (in years) |
|---|---|
| Furniture and fixtures | 5 |
| Machinery and equipment | 5 |
| Computers and software | 5 |
| Buildings | 10 - 40 |
| Assets under capital leases | Shorter of 10 or lease term |
| Leasehold improvements | Shorter of 10 or lease term |
| Equipment leased to third parties under operating leases | Up to 10 |

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

The following table outlines the investment in equipment leased to third parties under operating leases:

| (In thousands) | |
|---|---|
| Program equipment | $33,830 |
| Less: Accumulated depreciation | $ (4,682) |
| Net book value at December 31, 2011 | $29,148 |

Depreciation expense related to property, plant and equipment was approximately $26.2 million, $17.3 million, and $15.0 million for the years ended December 31, 2011, 2010, and 2009, respectively.

*Repairs and Maintenance*

Repair and maintenance costs are expensed as incurred. During the years ended December 31, 2011, 2010, and 2009, the Company incurred $1.6 million, $1.5 million, and $1.3 million, respectively, in repair and maintenance costs.

*Goodwill and Other Intangible Assets*

The authoritative guidance for Accounting for Goodwill and Other Intangible Assets requires that purchased goodwill and certain indefinite-lived intangibles not be amortized, but instead be tested for impairment at least annually or wherever facts or circumstances indicate potential impairment (the Company has selected October 1 as its annual test date). The Company evaluated its intangible assets, other than goodwill and the trade name, and determined that all such assets have determinable lives. Refer to Note D for further discussion.

Non-compete agreements are recorded based on agreements entered into by the Company and are amortized, using the straight-line method, over their estimated term ranging from five to seven years. Other definite-lived intangible assets are recorded at cost and are amortized, using the straight-line method, over their estimated useful lives of up to 20 years. The Company periodically evaluates the recoverability of intangible assets and takes into account events or circumstances that may warrant

## NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)

revised estimates of useful lives or that indicate that impairment had occurred. The activity related to intangible assets for the two years ended December 31, 2011 and 2010 is as follows:

| | Patient-Care Centers | | | Distribution | | | Therapeutic Solutions | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (In thousands) | Patents and other intangibles | Accumulated amortization | Net | Patents and other intangibles | Accumulated amortization | Net | Patents and other intangibles | Accumulated amortization | Net | Total |
| Balance at December 31, 2009 | $14,025 | $ 8,554 | $5,471 | $2,604 | $ 640 | $1,964 | $ 200 | $ 119 | $ 81 | $ 7,516 |
| Additions | 2,315 | — | 2,315 | — | — | — | 48,100 | — | 48,100 | 50,415 |
| Write-offs and other adjustments | (467) | (467) | — | — | — | — | — | — | — | — |
| Amortization expense | — | 986 | (986) | — | 256 | (256) | — | 310 | (310) | (1,552) |
| Balance at December 31, 2010 | 15,873 | 9,073 | 6,800 | 2,604 | 896 | 1,708 | 48,300 | 429 | 47,871 | 56,379 |
| Additions | 3,128 | — | 3,128 | — | — | — | — | — | — | 3,128 |
| Write-offs and other adjustments | (1) | — | (1) | — | — | — | 149 | — | 149 | 148 |
| Amortization expense | — | 995 | (995) | — | 257 | (257) | — | 3,509 | (3,509) | (4,761) |
| Balance at December 31, 2011 | $19,000 | $10,068 | $8,932 | $2,604 | $1,153 | $1,451 | $48,449 | $3,938 | $44,511 | $54,894 |

Amortization expense related to definite-lived intangible assets for the years ended December 31, 2011, 2010, and 2009, was $4.8 million, $1.6 million, and $1.3 million, respectively. Estimated aggregate amortization expense for definite-lived intangible assets for each of the five years ending December 31 and thereafter:

| (In thousands) | |
|---|---|
| 2012 | $ 4,830 |
| 2013 | 4,821 |
| 2014 | 4,804 |
| 2015 | 4,748 |
| 2016 | 4,107 |
| Thereafter | 31,584 |
| | $ 54,894 |

*Debt Issuance Costs*

Debt issuance costs incurred in connection with the Company's long-term debt are amortized, on a straight-line basis, which is not materially different from the effective interest method, through the maturity of the related debt instrument. Amortization of these costs is included in Interest Expense in the Consolidated Income Statements.

*Long-Lived Asset Impairment*

The Company evaluates the carrying value of long-lived assets to be held and used whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. The carrying value of a long-lived asset of the operating unit is considered impaired when the undiscounted

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

cash flow value is less than the reporting unit's carrying value. The Company measures impairment as the amount by which the carrying value exceeds the fair market value. Fair market value is determined primarily using the projected future cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose. There are no long-lived asset impairments or indicators of impairment for the years ended December 31, 2011 or 2010.

*Supplemental Executive Retirement Plan*

Expense and liability balances associated with the Company's Supplemental Executive Retirement Plan are calculated based on certain assumptions including benefits earned, discount rates, interest costs, mortality rates and other factors. Refer to Note K for further discussion.

*Marketing*

Marketing costs, including advertising, are expensed as incurred. The Company incurred $3.9 million, $4.3 million, and $3.5 million in marketing costs during the years ended December 31, 2011, 2010, and 2009, respectively.

*Income Taxes*

The Company recognizes deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax liabilities and assets are determined based on the difference between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes a valuation allowance on the deferred tax assets if it is more likely than not that the assets will not be realized in future years. Significant accounting judgment is required in determining the provision for income taxes and related accruals, deferred tax assets and liabilities. The Company believes that its tax positions are consistent with applicable tax law, but certain positions may be challenged by taxing authorities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. In addition, the Company is subject to periodic audits and examinations by the Internal Revenue Service and other state and local taxing authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

*Stock-Based Compensation*

The Company issues options and restricted shares of common stock under one active share-based compensation plan. At December 31, 2011, 2.5 million shares of common stock were authorized for issuance under the Company's share-based compensation plan. Shares of common stock issued under the share-based compensation plan are issued from the Company's authorized, but unissued shares. Stock option and restricted share awards are granted at the fair market value of the Company's common stock on the date immediately preceding the date of grant. Stock option awards vest over a period determined by the compensation plan, ranging from one to three years, and generally have a maximum term of ten years. Restricted shares of common stock vest over a period of time determined by the compensation plan, ranging from one to four years.

The Company applies the fair value recognition provisions of the authoritative guidance for stock compensation, which require companies to measure and recognize compensation expense for all share-based payments at fair value.

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Compensation expense for all awards granted after the adoption of the authoritative guidance is calculated according to the provisions of such guidance. For the years ended December 31, 2011, 2010, and 2009, the Company recognized $8.1 million, $7.5 million, and $7.4 million, respectively, in compensation expense.

Compensation expense primarily relates to restricted share grants, as the amount of expense related to options is immaterial in all periods presented. The Company calculates the fair value of stock options using the Black-Scholes model. The total value of the stock option awards is expensed ratably over the requisite service period of the employees receiving the awards.

*Segment Information*

The Company applies a "management" approach to disclosure of segment information. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the basis of the Company's reportable segments. The description of the Company's reportable segments and the disclosure of segment information are presented in Note O.

*New Accounting Guidance*

In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs," which amends ASC 820, "Fair Value Measurement." The amended guidance changes the wording used to describe many requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Additionally, the amendments clarify the FASB's intent about the application of existing fair value measurement requirements. The guidance provided in ASU No. 2011-04 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The provisions are effective for the Company's year ended December 31, 2012. The Company does not expect the adoption of these provisions to have a material effect on the consolidated financial statements.

In June 2011, the FASB issued Accounting Standards Update ("ASU") 2011-05, "Comprehensive Income (Topic 220)," which changes the presentation of comprehensive income. The amended guidance gives companies the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In December 2011, The FASB issued an amendment to ASU 2011-05 which deferred the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. The deferral date is undetermined at this time. All other requirements of ASU 2011-05 are not affected by this update. The guidance provided in ASU No. 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and is applied retrospectively. The provisions are effective for the Company's year ended December 31, 2012. The Company does not expect the adoption of these provisions to have a material effect on the consolidated financial statements.

In July 2011, the FASB issued "Presentation and Disclosures of Patient Service Revenue, Provision for Bad Debts and the Allowance for Doubtful Accounts for Certain Health Care Entities." The objective of this update is to provide financial statement users with greater transparency about a health care entity's net patient service revenue and the related allowance for doubtful accounts. This update

**NOTE B—SIGNIFICANT ACCOUNTING POLICIES (Continued)**

provides information to assist financial statement users in assessing an entity's sources of net patient service revenue and related changes in its allowance for doubtful accounts. The amendments require health care entities that recognize significant amounts of patient service revenue at the time the services are rendered even though they do not assess the patient's ability to pay to present the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on their statement of operations. The amendments in this update require certain health care entities to change the presentation of their statement of operations by reclassifying the provision for bad debts associated with patient service revenue from an operating expense to a deduction from patient service revenue (net of contractual allowances and discounts). Additionally, those health care entities are required to provide enhanced disclosure about their policies for recognizing revenue and assessing bad debts. The amendments also require disclosures of patient service revenue (net of contractual allowances and discounts) as well as qualitative and quantitative information about changes in the allowance for doubtful accounts. The guidance provided in ASU No. 2011-07 is effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively, except for the provision for bad debts related to patient service revenue as a deduction from patient service revenue (net of contractual allowances and discounts) on the statement of operations. The provisions are effective for the Company's year ended December 31, 2012. The Company is currently evaluating the requirements of this update and has not yet determined the impact on its consolidated financial statements.

**NOTE C—SUPPLEMENTAL CASH FLOW FINANCIAL INFORMATION**

The supplemental disclosure requirements for the statements of cash flows are as follows:

| (In thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Cash paid during the period for: | | | |
| Interest | $27,799 | $27,758 | $29,497 |
| Income taxes | 17,152 | 14,120 | 18,096 |
| Non-cash financing and investing activities: | | | |
| Purchase of property, plant, and equipment in accounts payable | $ 810 | $ 2,660 | $ 7,468 |
| Unrealized loss on SERP (net of tax) | 906 | 278 | — |
| Unrealized gain (loss) on auction rate securities | — | — | 410 |
| Unrealized gain (loss) on interest rate swaps | — | 1,514 | 1,031 |
| Earnouts payable on acquisitions | 4,098 | 2,182 | 2,658 |
| Issuance of notes in connection with acquisitions | 6,700 | 2,950 | 3,741 |
| Issuance of restricted shares of common stock | 12,754 | 9,325 | 2,058 |

**NOTE D—GOODWILL**

The Company completed its annual goodwill impairment analysis in October 2011 and 2010, which did not result in an impairment as the fair value of the reporting units is substantially in excess of their carrying value. In completing the analysis, the Company determined that it had three reporting units with goodwill to be evaluated, which were the same as its reportable segments: (i) Patient-Care Services and (ii) Distribution and (iii) Therapeutic Solutions. The fair value of the Company's reporting units

## NOTE D—GOODWILL (Continued)

was primarily determined based on the income approach and considered the market and cost approach. On December 1, 2010, the Company acquired Accelerated Care Plus Corp. ("ACP"). This transaction resulted in $96.9 million in goodwill, none of which is amortizable for tax purposes.

The activity related to goodwill for the two years ended December 31, is as follows:

| | Patient-Care Centers | | | Distribution | Therapeutic Solutions | |
|---|---|---|---|---|---|---|
| (In thousands) | Goodwill | Accumulated Impairment Loss | Net | Goodwill | Goodwill | Total |
| Balance at December 31, 2009 | $491,842 | $(45,808) | $446,034 | $38,388 | $ — | $484,422 |
| Additions due to acquisitions | 9,221 | — | 9,221 | — | 96,079 | 105,300 |
| Contingent consideration | 977 | — | 977 | — | — | 977 |
| Balance at December 31, 2010 | 502,040 | (45,808) | 456,232 | 38,388 | 96,079 | 590,699 |
| Additions due to acquisitions | 17,192 | — | 17,192 | — | 851 | 18,043 |
| Contingent consideration | 742 | — | 742 | — | — | 742 |
| Balance at December 31, 2011 | $519,974 | $(45,808) | $474,166 | $38,388 | $96,930 | $609,484 |

## NOTE E—INVENTORY

Inventories, which are recorded at the lower of cost or market using the first-in, first-out method, were as follows at December 31:

| (In thousands) | 2011 | 2010 |
|---|---|---|
| Raw materials | $ 39,121 | $36,444 |
| Work in process | 45,735 | 38,499 |
| Finished goods | 29,230 | 23,347 |
| | $114,086 | $98,290 |

## NOTE F—ACQUISITIONS

In 2011 the Company acquired eight O&P companies, operating a total of 21 patient-care centers. The aggregate purchase price for these O&P businesses was $24.9 million. Of this aggregate purchase price, $6.7 million consisted of promissory notes and $4.1 million was made up of contingent consideration payable within the next three years. Contingent consideration is reported as other liabilities on the Company's consolidated balance sheet. The Company recorded approximately $17.2 million of goodwill related to these acquisitions and the expenses incurred to acquire these acquisitions were insignificant and are included in other operating expenses. The results of operations for these acquisitions are included in the Company's results of operations from the date of acquisition. Pro forma results would not be materially different. Of the $17.2 million of goodwill recorded for the 2011 acquisitions, the Company intends to make an election to treat certain of these acquisitions as an asset acquisition for tax purposes resulting in $14.0 million of this amount being amortizable for tax purposes.

**NOTE F—ACQUISITIONS (Continued)**

On December 1, 2010, the Company completed the acquisition of ACP for approximately $157.8 million in cash and incurred $5.4 million of costs to complete the transaction. These costs, which are reflected as acquisition expenses on the consolidated financial statements, are comprised of $3.3 million in legal and advisor fees and $2.1 million in stock based compensation related to the sale of stock to executives of ACP. The Company recorded: (i) approximately $96.9 million of goodwill, which is not amortizable for tax purposes; (ii) $48.2 million of intangible assets; (iii) $32.5 million of fixed assets at fair value; (iv) $7.2 million of current assets; (v) $6.4 million of current liabilities; and (vi) $20.4 million of deferred tax liabilities related to the ACP transaction. The value of the goodwill from this acquisition can be attributed to a number of business factors including, but not limited to, expected revenue and cash flow growth in future years and the ability to provide services to a previously underserved market. The Company identified intangible assets totaling $48.2 million comprised of: (i) $22.3 million of customer relationships with a useful life of 14 years; (ii) $9.1 million related to the trade name which has an indefinite life; (iii) $8.1 million related to proprietary treatment programs with a useful life of 15 years; (iv) $5.4 million of patented technology with a useful life of eight years; and (v) $3.3 million related to other assets with a three to five year useful life. The results of operations for ACP are included in the Company's results of operations from the date of acquisition. Pro forma results would not be materially different.

ACP is the nation's leading provider of integrated clinical programs for sub-acute and long-term care rehabilitation providers and having contracts to serve more than 4,000 out of a total market of approximately 15,000 skilled nursing facilities (SNF) nationwide, including 21 of the 25 largest national providers. ACP's unique value proposition is to provide its customers with a full-service "total solutions" approach encompassing proven medical technology, evidence-based clinical programs, and continuous onsite therapist education and training. Their services support increasingly-advanced treatment options for a broader patient population and more medically-complex conditions. The Company financed this transaction through cash on hand and a concurrent refinancing of its senior credit facilities. See Note G for further discussion of refinancing.

In addition to ACP, the Company acquired five O&P companies in 2010, operating a total of six patient-care centers located in California, New York, Texas, and Utah. The aggregate purchase price for these O&P businesses was $10.6 million. Of this aggregate purchase price, $3.0 million consisted of promissory notes and $2.2 million was made up of contingent considerations payable within the next three years. Contingent consideration is reported as other liabilities on the Company's consolidated balance sheet. The Company recorded approximately $9.2 million of goodwill related to these acquisitions and the expenses incurred to acquire these acquisitions were insignificant and are included in other operating expenses. The results of operations for these acquisitions are included in the Company's results of operations from the date of acquisition. Pro forma results would not be materially different. The goodwill related to the acquisitions is not amortizable for tax purposes. During 2009, the Company acquired seven orthotic and prosthetic companies and related businesses. The aggregate purchase price for 2009 acquisitions was $16.6 million, consisting of $10.9 million in cash, $3.0 million in promissory notes, and $2.7 million in contingent consideration.

In connection with contingent consideration agreements with acquisitions completed prior to adoption of the revised authoritative guidance for business combinations becoming effective, the Company made payments of $0.7 million, $1.3 million, and $1.5 million during the years ended December 31, 2011, 2010, and 2009, respectively. The Company has accounted for changes in the estimates of these amounts as additional purchase price, resulting in an increase in goodwill. In

**NOTE F—ACQUISITIONS (Continued)**

connection with contingent consideration agreements with acquisitions completed subsequent to adoption of the revised authoritative guidance, the Company made payments of $1.5 million in 2011, $0.4 million in 2010, and none in 2009.

The Company estimates that it may pay up to $7.2 million related to contingent consideration provisions of acquisitions in future periods.

**NOTE G—LONG-TERM DEBT**

Long-term debt as of December 31 was as follows:

| (In thousands) | 2011 | 2010 |
|---|---|---|
| Revolving Credit Facility | $ — | $ — |
| Term Loan | 297,000 | 300,000 |
| 7⅛% Senior Notes due 2018 | 200,000 | 200,000 |
| Subordinated seller notes, non-collateralized, net of unamortized discount with principal and interest payable in either monthly, quarterly or annual installments at effective interest rates ranging from 3.00% to 7.25%, maturing through November 2018 | 11,033 | 8,684 |
| | 508,033 | 508,684 |
| Less current portion | (8,065) | (7,006) |
| | $499,968 | $501,678 |

*Refinancing and Amendment*

During the fourth quarter of 2010, the Company refinanced its senior debt through the issuance of $200.0 million of 7⅛% Senior Notes due 2018, a new $300.0 million Term Loan Facility which matures in 2016, and the establishment of a $100.0 million Revolving Credit Facility. The Company recorded a $14.0 million charge related to the early extinguishment of the senior debt, comprised primarily of $9.8 million of premiums paid to debt holders and a $4.2 million write-off of debt issuance costs and other fees. The proceeds of the refinancing were used for the following: (i) $184.8 million to retire the outstanding 10¼% Senior Notes due 2014 and related premiums and fees; (ii) $220.3 million to retire the outstanding balance under the existing Term Loan Facility; (iii) $16.9 million to pay debt issuance costs; and (iv) $78.2 million to partially fund the purchase price for the acquisition of ACP.

On March 11, 2011, the Company entered into an amendment to its Credit Agreement dated as of December 1, 2010 (as amended, the "Credit Agreement"). The amendment (i) reduced the interest rate margin applicable to the Term Loans under the Credit Agreement by 0.75% to 3.0% and (ii) reduced the LIBOR floor applicable to the Term Loans under the Credit Agreement from 1.5% to 1.0%. The Company incurred $4.1 million of fees related to the Amendment which will be amortized into interest expense over the remaining term of the debt.

**NOTE G—LONG-TERM DEBT (Continued)**

*Revolving Credit Facility*

The $100.0 million Revolving Credit Facility matures on December 1, 2015 and bears interest at LIBOR plus 3.75%, or the applicable rate (as defined in the Credit Agreement). The Revolving Credit Facility requires compliance with various covenants including but not limited to (i) minimum consolidated interest coverage ratio of 3.25:1.00 from October 1, 2011 to September 30, 2012, and 3.50:1.00 thereafter until maturity; (ii) maximum total leverage ratio of 5.00:1.00 until December 31, 2011, 4.50:1.00 from January 1, 2012 to September 30, 2012, and 4.00:1.00 from October 1, 2012 thereafter until maturity; and (iii) maximum annual capital expenditures of 7.5% of consolidated net revenues of the preceding fiscal year with an additional maximum rollover of $15.0 million from the prior year's allowance if not expended in the fiscal year for which it is permitted. As of December 31, 2011, the Company was in compliance with these covenants. As of December 31, 2011, the Company had $96.8 million available under that facility. Availability under the Revolving Credit Facility as of December 31, 2011 was net of standby letters of credit of approximately $3.2 million. On April 28, 2011, the Company paid back a $10.0 million draw on the Revolving Credit Facility. As of December 31, 2011, the Company had no funds drawn on the Revolving Credit Facility. The obligations under the Revolving Credit Facility are senior obligations, are guaranteed by the Company's subsidiaries, and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets, and all the assets of the Company's subsidiaries.

*Line of Credit*

On April 6, 2009, the Company obtained a collateralized line of credit from UBS in conjunction with the Rights agreement. The credit line was collateralized by the Indiana ARS and allowed the Company to borrow up to the fair market value of the ARS not to exceed its $5.0 million par value. The Company had drawn $3.6 million, which was the maximum currently allowed under the agreement. The credit line had no net cost to the Company as the interest expense was equal to the income on the ARS. On July 1, 2010, the Company settled the $3.6 million line of credit with UBS in conjunction with settling the Rights agreement.

*Term Loan Facility*

The $300.0 million Term Loan Facility matures on December 1, 2016 and requires quarterly principal payments commencing March 31, 2011. From time to time, mandatory prepayments may be required as a result of excess free cash flow as defined in the Credit Agreement, certain additional debt incurrences and asset sales, or other events as defined in the Credit Agreement. The Term Loan Facility bears interest at LIBOR plus 3.0%, or applicable rate (as defined in the Credit Agreement), and includes a 1.0% LIBOR floor. There were no mandatory prepayments required during 2011 and 2010. As of December 31, 2011, the interest rate on the Term Loan Facility was 4.0%. The obligations under the Term Loan Facility are senior obligations, are guaranteed by the Company's subsidiaries, and are secured by a first priority perfected interest in the Company's subsidiaries' shares, all of the Company's assets, and all the assets of the Company's subsidiaries.

**NOTE G—LONG-TERM DEBT (Continued)**

*7⅛% Senior Notes*

The 7⅛% Senior Notes mature November 15, 2018 and are senior indebtness which is guaranteed on a senior unsecured basis by all of the Company's current and future subsidiaries. Interest is payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2011.

On or prior to November 15, 2013, the Company may redeem up to 35% of the aggregate principal amount of the notes at a redemption price of 107.125% of the principal amount thereof, plus accrued and unpaid interest and additional interest to the redemption date with the proceeds of a public offering of its equity securities. On or after November 15, 2014, the Company may redeem all or from time to time a part of the notes upon not less than 30 not more than 60 days' notice, for the twelve month period beginning on November 15, of the indicated years at (i) 103.563% during 2014; (ii) 101.781% during 2015; and (iii) 100.00% during 2016 and thereafter through November 15, 2018.

*Subsidiary Guarantees*

The Revolving and Term Loan Facilities and the 7⅛% Senior Notes are guaranteed by all of the Company's subsidiaries. Separate condensed consolidating information is not included as the Company does not have independent assets or operations. The Guarantees are full and unconditional and joint and several, and any subsidiaries of the Company other than the Guarantor Subsidiaries are minor. There are no restrictions on the ability of our subsidiaries to transfer cash to the Company or to co-guarantors. All consolidated amounts in the Company's financial statements are representative of the combined guarantors.

*Debt Covenants*

The terms of the Senior Notes, the Revolving Credit Facility, and the Term Loan Facility limit the Company's ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets. At December 31, 2011 and 2010, the Company was in compliance with all covenants under these debt agreements.

Maturities of long-term debt at December 31, 2011 and the years thereafter are as follows:

| (In thousands) | |
|---|---|
| 2012 | $ 8,065 |
| 2013 | 5,384 |
| 2014 | 4,415 |
| 2015 | 4,222 |
| 2016 | 285,947 |
| Thereafter | 200,000 |
| | $508,033 |

## NOTE H—COMMITMENTS AND CONTINGENT LIABILITIES

*Commitments*

The Company's wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), is party to a non-binding purchase agreement under which it agreed to purchase assembled WalkAide System kits. As of December 31, 2011, IN, Inc. had outstanding purchase commitments of approximately $1.2 million that the Company expects to be fulfilled over the next three months.

*Contingencies*

The Company is subject to legal proceedings and claims which arise from time to time in the ordinary course of its business, including additional payments under business purchase agreements. In the opinion of management, the amount of ultimate liability, if any, with respect to these actions will not have a materially adverse effect on the financial position, liquidity or results of operations of the Company.

The Company is in a highly regulated industry and receives regulatory agency inquiries from time to time in the ordinary course of its business, including inquiries relating to the Company's billing activities. To date these inquiries have not resulted in material liabilities, but no assurance can be given that future regulatory agencies' inquiries will be consistent with the results to date or that any discrepancies identified during a regulatory review will not have a material adverse effect on the Company's consolidated financial statements.

*Guarantees and Indemnifications*

In the ordinary course of its business, the Company may enter into service agreements with service providers in which it agrees to indemnify or limit the service provider against certain losses and liabilities arising from the service provider's performance of the agreement. The Company has reviewed its existing contracts containing indemnification or clauses of guarantees and does not believe that its liability under such agreements is material to the Company's operations.

## NOTE I—NET INCOME PER COMMON SHARE

Basic per common share amounts are computed using the weighted average number of common shares outstanding during the year. Diluted per common share amounts are computed using the weighted average number of common shares outstanding during the year and dilutive potential

## NOTE I—NET INCOME PER COMMON SHARE (Continued)

common shares. Dilutive potential common shares consist of stock options and restricted shares and are calculated using the treasury stock method.

| (In thousands, except share and per share data) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Net income applicable to common stock | $ 55,019 | $ 21,435 | $ 36,093 |
| Shares of common stock outstanding used to compute basic per common share amounts | 33,544,813 | 32,238,401 | 31,383,895 |
| Effect of dilutive restricted stock and options | 675,443 | 649,904 | 684,430 |
| Shares used to compute diluted per common share amounts(1) | 34,220,256 | 32,888,305 | 32,068,325 |
| Basic income per share applicable to common stock | $ 1.64 | $ 0.66 | $ 1.15 |
| Diluted income per share applicable to common stock | $ 1.61 | $ 0.65 | $ 1.13 |

(1) For 2009, options to purchase 605,728 shares of comon stock are not included in the computation of diluted income per share as these options are anti-dilutive because the exercise prices of the options were greater than the average market price of the Company's common stock during the year. In 2010 and 2011, no shares were excluded as the exercise prices were less than the average market price.

## NOTE J—INCOME TAXES

Components of income tax expense attributable to continuing operations are as follows:

| (In thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Current: | | | |
| Federal | $19,270 | $11,084 | $18,470 |
| State | 2,278 | 2,173 | 4,357 |
| Total Current | 21,548 | 13,257 | 22,827 |
| Deferred: | | | |
| Federal | 6,242 | 384 | 1,073 |
| State | 2,197 | 368 | 1 |
| Total Deferred | 8,439 | 752 | 1,074 |
| Provision for income taxes | $29,987 | $14,009 | $23,901 |

## NOTE J—INCOME TAXES (Continued)

A reconciliation of the federal statutory tax rate to the Company's effective tax rate is as follows:

| | 2011 | 2010 | 2009 |
|---|---|---|---|
| Federal statutory tax rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) in taxes resulting from: | | | |
| State income taxes (net of federal effect) | 4.3 | 5.7 | 3.7 |
| Domestic manufacturing deduction | (2.0) | (3.0) | (1.6) |
| Adjustments to uncertain tax positions | — | (2.1) | — |
| Non-deductible acquisition costs | — | 2.3 | |
| Other | (2.0) | 1.6 | 2.7 |
| Provision for income taxes | 35.3% | 39.5% | 39.8% |

The significant components of the net deferred income tax liability (asset) were as follows at December 31:

| (In thousands) | 2011 | 2010 |
|---|---|---|
| Deferred tax liabilities: | | |
| Goodwill amortization | $58,423 | $ 53,089 |
| Property, plant and equipment | 6,011 | 6,008 |
| Acquired intangibles | 18,091 | 19,292 |
| Debt issuance costs | 2,446 | — |
| Tax accounting method changes | 2,626 | — |
| Other | 1,578 | 350 |
| | 89,175 | 78,739 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | 5,499 | 6,670 |
| Accrued expenses | 11,870 | 10,670 |
| Deferred benefit plan compensation | 7,693 | 6,367 |
| Provision for bad debt allowance | 5,756 | 4,314 |
| Inventory capitalization and reserves | 2,247 | 1,728 |
| Restricted stock | 1,947 | 836 |
| Deferred rent | 1,282 | 1,016 |
| Other | 594 | 977 |
| | 36,888 | 32,578 |
| Valuation allowance | (1,374) | (828) |
| | 35,514 | 31,750 |
| Net deferred tax liabilities | $53,661 | $ 46,989 |

At December 31, 2011 and 2010, the Company had accumulated federal net operating loss carryforwards of $7.1 million and $12.2 million, respectively, and state net operating loss carryforwards of $59.0 million and $44.9 million, respectively. The federal net operating loss carryforwards expire from 2025 through 2029, and the state net operating loss carryforwards for significant taxing jurisdictions expire from 2022 through 2028. Utilization of the acquired carryforwards is subject to

**NOTE J—INCOME TAXES (Continued)**

limitations due to ownership changes that may delay the utilization of a portion of the acquired carryforwards.

The Company establishes valuation allowances when necessary to reduce deferred tax assets to amounts expected to be realized. As of December 31, 2011 and 2010, the Company recorded a valuation allowance of $1.4 million and $0.8 million, respectively, related to state loss carryforwards, which are expected to expire before utilization, and other deferred tax assets for such states. The increase in the valuation allowance of $0.6 million was recorded as an increase in income tax expense.

A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows:

| (In thousands) | 2011 | 2010 | 2009 |
|---|---|---|---|
| Unrecognized tax benefits, at beginning of the year | $ 420 | $1,709 | $1,789 |
| Additions for tax positions related to the current year | — | 107 | — |
| Decrease related to prior year positions | (190) | (672) | — |
| Decrease for lapse of applicable statute of limitations | — | (724) | (80) |
| Unrecognized tax benefits, at end of the year | $ 230 | $ 420 | $1,709 |

As of December 31, 2011, the total amount of unrecognized tax benefits, if recognized, that would affect the effective tax rate is $0.04 million. At December 31, 2011, there were no unrecognized tax benefits that the Company expects would change significantly over the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of December 31, 2011, 2010, and 2009, the amount of accrued interest and penalties was immaterial. The amount of interest and penalties recognized in all periods presented was immaterial.

The Company is subject to income tax in U.S. federal, state and local jurisdictions. The Company is no longer subject to U.S. Federal income tax examinations for years before 2008, and with few exceptions, is no longer subject to state and local income tax examinations by tax authorities for years before 2007. However, due to acquired net operating losses, tax authorities have the ability to adjust those net operating losses related to closed years.

**NOTE K—EMPLOYEE BENEFITS**

*Savings Plan*

The Company maintains a 401(k) Savings and Retirement plan that covers all of the employees of the Company. Under this 401(k) plan, employees may defer such amounts of their compensation up to the levels permitted by the Internal Revenue Service. The Company recorded matching contributions of $3.9 million, $3.5 million, and $3.2 million, respectively, of contributions under this plan during 2011, 2010 and 2009, respectively.

*Supplemental Executive Retirement Plan*

Effective January 2004, the Company implemented an unfunded noncontributory defined benefit plan (the "Plan") for certain senior executives. The Company has engaged an actuary to calculate the benefit obligation and net benefits cost at December 31, 2011 and has utilized it in establishing the

**NOTE K—EMPLOYEE BENEFITS (Continued)**

benefit obligation liability. The Plan, which is administered by the Company, calls for annual payments upon retirement based on years of service and final average salary. Net periodic benefit expense is actuarially determined.

The Plan's net benefit cost is as follows:

| | (In thousands) |
|---|---|
| **Change in Benefit Obligation** | |
| Benefit obligation at December 31, 2009 | $14,589 |
| Service cost | 1,663 |
| Interest cost | 802 |
| Actuarial loss | 456 |
| Benefit obligation at December 31, 2010 | $17,510 |
| Service cost | 986 |
| Interest cost | 807 |
| Payments | (526) |
| Actuarial loss | 1,453 |
| Benefit obligation at December 31, 2011 | $20,230 |
| Unfunded status | $20,230 |
| Unamortized net (gain) loss | — |
| Net amount recognized | $20,230 |
| **Amounts Recognized in the Consolidated Balance Sheet** | |
| Current Accrued liabilities | 706 |
| Non-Current Accrued liabilities | 19,524 |
| Total Accrued liabilities | $20,230 |

For the year ended December 31, 2011, accumulated other comprehensive income (loss) balance was $1.2 million which consists of actuarial losses for the years 2011 and 2010 of $1.4 million and $0.5 million, respectively. The company recorded a tax benefit on the unrealized losses for the plan years 2011 and 2010 of $0.5 million and $0.2 million, respectively. There were no other components such as prior service costs or transition obligations relating to Plan costs recorded within accumulated other comprehensive income (loss) during 2010 or 2011.

The following weighted average assumptions were used to determine the benefit obligation and net benefit cost at December 31:

| | 2011 | 2010 |
|---|---|---|
| Discount rate | 3.90% | 4.75% |
| Average rate of increase in compensation | 3.00% | 3.00% |

**NOTE K—EMPLOYEE BENEFITS (Continued)**

At December 31, 2011, the estimated accumulated benefit obligation is $20.2 million. Future payments under the Plan are as follows:

| | (In thousands) |
|---|---|
| 2012 | $ 706 |
| 2013 | 706 |
| 2014 | 1,593 |
| 2015 | 1,592 |
| 2016 | 1,593 |
| Thereafter | 14,040 |
| | $20,230 |

**NOTE L—STOCK-BASED COMPENSATION**

The Company utilizes the authoritative guidance using the modified prospective method. Under the modified prospective method, compensation expense related to awards granted prior to and unvested as of the adoption of the authoritative guidance is calculated in accordance with the authoritative guidance and recognized in the consolidated statements of operations over the requisite remaining service period. Compensation expense for all awards granted after the adoption of the authoritative guidance is calculated according to the provisions of such guidance.

On May 13, 2010, the stockholders of the Company approved the 2010 Omnibus Incentive Plan (the "2010 Plan") and terminated the Amended and Restated 2002 Stock Incentive and Bonus Plan (the "2002 Plan") and 2003 Non-Employee Directors' Stock Incentive Plan (the "2003 Plan"). No new awards will be granted under the 2002 Plan or the 2003 Plan; however, awards granted under either the 2002 Plan or the 2003 Plan that were outstanding will remain outstanding and continue to be subject to all of the terms and conditions of the 2002 Plan or the 2003 Plan, as applicable.

The 2010 Plan provides that 2.5 million shares of Common Stock are reserved for issuance, subject to adjustment as set forth in the 2010 Plan; provided, however, that only 1.5 million shares may be issued pursuant to the exercise of incentive stock options. Of these 2.5 million shares, 2.0 million are shares that are newly authorized for issuance under the 2010 Plan and 0.5 million are unissued shares not subject to awards that have been carried over from the shares previously authorized for issuance under the terms of the 2002 Plan and the 2003 Plan. Unless earlier terminated by the Board of Directors, the 2010 Plan will remain in effect until the earlier of (i) the date that is ten years from the date the plan is approved by the Company's stockholders, which is the effective date for the plan, namely May 13, 2020, or (ii) the date all shares reserved for issuance have been issued.

As of December 31, 2011, of the 2.5 million shares of common stock authorized for issuance under the Company's 2010 Plan, approximately 613,000 shares have been issued. Total unrecognized share-based compensation cost related to unvested restricted stock awards was approximately $14.4 million at December 31, 2011, and is expected to be expensed as compensation expense over approximately four years.

During 2011, 2010, and 2009, no options were cancelled under the 2002 Plan. There were no 2003 Plan option cancellations during 2011, 2010 and 2009.

## NOTE L—STOCK-BASED COMPENSATION (Continued)

For the year ended December 31, 2011, 2010, and 2009, the Company has included approximately $8.1 million, $7.5 million, and $7.4 million, respectively, for share-based compensation cost in the accompanying consolidated statements of income for the 2002, 2003, and 2010 Plans. Compensation expense primarily relates to restricted share grants, as the amount of expense related to options is immaterial in all periods presented. The Company calculates the fair value of stock options using the Black-Scholes model. The total value of the stock option awards is expensed ratably over the requisite service period of the employees receiving the awards. The Company had no unrecognized expense related to its stock option grants for the periods ended December 31, 2011 and 2010.

*Restricted Shares of Common Stock*

A summary of the activity of restricted shares of common stock for the years ended December 31 is as follows:

| | Employee Awards | | Director Awards | |
|---|---|---|---|---|
| | Shares | Weighted Average Grant Date Fair Value | Shares | Weighted Average Grant Date Fair Value |
| Nonvested at December 31, 2008 | 1,557,040 | $11.47 | 139,920 | $11.23 |
| Granted | 40,778 | 16.07 | 70,696 | 14.06 |
| Vested | (587,657) | 10.42 | (81,493) | 10.55 |
| Forfeited | (23,700) | 11.05 | — | — |
| Nonvested at December 31, 2009 | 986,461 | $12.29 | 129,123 | $13.21 |
| Granted | 454,950 | 18.45 | 75,710 | 18.48 |
| Vested | (585,228) | 11.36 | (71,079) | 12.86 |
| Forfeited | (48,112) | 13.99 | — | — |
| Nonvested at December 31, 2010 | 808,071 | $16.33 | 133,754 | $16.38 |
| Granted | 487,620 | 25.25 | 59,698 | 25.72 |
| Vested | (374,067) | 14.61 | (62,533) | 15.46 |
| Forfeited | (28,101) | 19.17 | (15,001) | 20.80 |
| Nonvested at December 31, 2011 | 893,523 | $21.84 | 115,918 | $21.12 |

During the years ended December 31, 2011 and 2010, 436,601 and 656,307 restricted shares of common stock with an intrinsic value of $6.4 million and $7.6 million, respectively, became fully vested. As of December 31, 2011, total unrecognized compensation cost related to restricted shares of common stock was approximately $14.4 million and the related weighted-average period over which it is expected to be recognized is approximately two years. The aggregate granted shares have vesting dates through December 2015. The 2011 and 2010 grants totaled $13.3 million and $9.7 million, respectively, at the dates of grant, and are amortized to expense ratably over the vesting period of granted shares.

**NOTE L—STOCK-BASED COMPENSATION (Continued)**

*Options*

The summary of option activity and weighted average exercise prices are as follows:

| | Employee Awards | | Director Awards | | Non-Qualified Awards | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| Outstanding at December 31, 2008 | 1,093,950 | $12.01 | 135,464 | $10.33 | 406,000 | $5.95 |
| Granted | — | — | — | — | — | — |
| Terminated | (20,658) | 5.48 | (5,000) | 14.00 | — | — |
| Exercised | (308,960) | 8.16 | (35,000) | 6.68 | — | — |
| Outstanding at December 31, 2009 | 764,332 | $13.74 | 95,464 | $11.46 | 406,000 | $5.95 |
| Granted | — | — | — | — | — | — |
| Terminated | (1,500) | 4.63 | — | — | — | — |
| Exercised | (328,332) | 14.16 | (15,373) | 13.82 | (30,000) | 5.50 |
| Outstanding at December 31, 2010 | 434,500 | $13.45 | 80,091 | $11.08 | 376,000 | $5.98 |
| Granted | — | — | — | — | — | — |
| Terminated | — | — | (10,373) | 10.79 | — | — |
| Exercised | — | — | (41,459) | 10.38 | (376,000) | 5.98 |
| Outstanding at December 31, 2011 | 434,500 | $13.45 | 28,259 | $11.99 | — | $ — |
| Aggregate intrinsic value at December 31, 2011 | $5,843,450 | | $339,843 | | $ — | |
| Weighted average remaining contractual term (years) | 1.7 | | 2.4 | | — | |

The intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $2.7 million and $5.0 million, respectively. Options exercisable under the Company's share-based compensation plans at December 31, 2011 and 2010 were 0.5 million and 0.9 million shares, respectively, with a weighted average exercise price of $13.36 and $10.08, respectively, an average remaining contractual term of 1.7 and 2.0 years, respectively, and an aggregate intrinsic value of $6.2 million and $9.0 million as of December 31, 2011 and 2010. Cash received by the Company related to the exercise of options during the years ended December 31, 2011 and 2010 amounted to $2.7 million and $5.0 million. As of December 31, 2011 and 2010, there is no unrecognized compensation cost related to stock option awards.

## NOTE L—STOCK-BASED COMPENSATION (Continued)

The summary of the options vested and exercisable is as follows:

| | Employee Plans | Director Plans | Non-Qualified Awards |
|---|---|---|---|
| December 31, | | | |
| 2011 | 434,500 | 28,259 | — |
| 2010 | 434,500 | 80,091 | 376,000 |
| 2009 | 764,332 | 95,464 | 406,000 |

Information concerning outstanding and exercisable options as of December 31, 2011 is as follows:

| | Options Outstanding and Exercisable | | |
|---|---|---|---|
| | | Weighted Average | |
| Range of Exercise Prices | Number of Options or Awards | Remaining Life (Years) | Exercise Price |
| $ 5.09 to $12.00 | 113,482 | 3.0 | 8.02 |
| 12.01 to 16.75 | 349,277 | 1.3 | 15.10 |
| | 462,759 | 1.7 | $13.36 |

## NOTE M—LEASES

*Operating Leases*

The Company leases office space under non-cancellable operating leases, the majority of which contain escalation clauses. The Company recognizes rent expense on a straight-line basis for leases with escalation clauses. Certain of these leases also contain renewal options. Renewal periods vary according to lease agreements. Rent expense was approximately $41.4 million, $40.4 million, and $39.3 million, for the years ended December 31, 2011, 2010, and 2009, respectively. Sublease rental income of $0.6 million, $0.1 million, and $0.3 million, for the years ended December 31, 2011, 2010, and 2009, respectively, was netted against rent expense. The Company estimates it will receive approximately $3.4 million of sublease rent income in the future.

Future minimum rental payments, by year and in the aggregate, under operating leases with terms of one year or more at December 31, 2011 are as follows:

| (In thousands) | |
|---|---|
| 2012 | $ 41,909 |
| 2013 | 33,332 |
| 2014 | 26,741 |
| 2015 | 17,713 |
| 2016 | 12,211 |
| Thereafter | 30,592 |
| | $162,498 |

**NOTE N—RELATED PARTY TRANSACTIONS**

The firm of Foley & Lardner LLP serves as the Company's outside general counsel. The Company's Chairman is the brother-in-law of the partner in charge of the relationship. Total fees paid by the Company to Foley & Lardner LLP were $2.6 million, $3.3 million, and $2.7 million, for the years ended 2011, 2010 and 2009, respectively.

**NOTE O—SEGMENT AND RELATED INFORMATION**

The Company has identified three reportable segments in which it operates based on the products and services it provides. The Company evaluates segment performance and allocates resources based on the segments' income from operations. In December 2010, as a result of the acquisition of ACP, the Company realigned its reportable segments and identified the third operating segment. Therapeutic Solutions includes ACP and IN, Inc., which previously was included in Other. The results of IN, Inc. have been reclassified to Therapeutic Solutions in all years presented.

The reportable segments are: (i) Patient-Care Services (ii) Distribution, and (iii) Therapeutic solutions. The reportable segments are described further below:

*Patient-Care Services*—This segment consists of the Company's owned and operated patient-care centers and fabrication centers of O&P components. The patient-care centers provide services to design and fit O&P devices to patients. These centers also instruct patients in the use, care and maintenance of the devices. Fabrication centers are involved in the fabrication of O&P components for both the O&P industry and the Company's own patient-care centers. The principal reimbursement sources for the Company's services are:

- Commercial and other, which consist of individuals, rehabilitation providers, private insurance companies, HMOs, PPOs, hospitals, vocational rehabilitation, workers' compensation programs and similar sources;
- Medicare, a federally funded health insurance program providing health insurance coverage for persons aged 65 or older and certain disabled persons, which provides reimbursement for O&P products and services based on prices set forth in fee schedules for 10 regional service areas;
- Medicaid, a health insurance program jointly funded by federal and state governments providing health insurance coverage for certain persons in financial need, regardless of age, which may supplement Medicare benefits for financially needy persons aged 65 or older; and
- U.S. Department of Veterans Affairs.

The Company estimates that government reimbursement, comprised of Medicare, Medicaid and the U.S. Department of Veterans Affairs, in the aggregate, accounted for approximately 40.0%, 40.4%, and 40.5% of the Company's net sales in 2011, 2010, and 2009, respectively.

*Distribution*—This segment distributes O&P products and components to both the O&P industry and the Company's own patient-care practices.

*Therapeutic Solutions*—This segment consists of the leasing of rehabilitation equipment from, and the provision of clinical program by, ACP as well the operations of IN, Inc. ACP is a developer of specialized rehabilitation technologies and provides evidence-based clinical programs for post-acute rehabilitation. IN, Inc. specializes in bringing emerging MyoOrthotics Technologies® to the O&P

**NOTE O—SEGMENT AND RELATED INFORMATION (Continued)**

market. MyoOrthotics Technologies represents the merging of orthotic technologies with electrical stimulation.

*Other*—This consists of Hanger corporate and Linkia. Linkia is a national managed-care agent for O&P services and a patient referral clearing house.

The accounting policies of the segments are the same as those described in the summary of "Significant Accounting Policies" in Note B to the consolidated financial statements.

Summarized financial information concerning the Company's reportable segments is shown in the following table. Intersegment sales mainly include sales of O&P components from the Distribution

**NOTE O—SEGMENT AND RELATED INFORMATION (Continued)**

segment to the Patient-Care Services segment and were made at prices which approximate market values.

| (In thousands) | Patient-Care Services | Distribution | Therapeutic Solutions | Other | Consolidating Adjustments | Total |
|---|---|---|---|---|---|---|
| ***2011*** | | | | | | |
| Net sales | | | | | | |
| Customers | $ 753,409 | $100,456 | $ 64,014 | $ 660 | $ — | $ 918,539 |
| Intersegments | 15,853 | 174,431 | 3,520 | — | (193,804) | — |
| Depreciation and amortization | 12,502 | 1,088 | 10,424 | 7,068 | (113) | 30,969 |
| Income from operations | 139,790 | 28,293 | 3,703 | (54,654) | (305) | 116,827 |
| Interest (income) expense | 28,440 | 3,356 | 5,761 | (5,736) | — | 31,821 |
| Income (loss) before taxes | 111,350 | 24,937 | (2,058) | (48,918) | (305) | 85,006 |
| Total assets | 1,279,481 | 170,077 | 135,781 | (456,839) | — | 1,128,500 |
| Capital expenditures | 11,886 | 1,318 | 3,667 | 11,253 | — | 28,124 |
| ***2010*** | | | | | | |
| Net sales | | | | | | |
| Customers | $ 714,665 | $ 95,544 | $ 6,622 | $ 548 | $ — | $ 817,379 |
| Intersegments | — | 168,823 | 3,839 | — | (172,662) | — |
| Depreciation and amortization | 11,211 | 1,004 | 1,293 | 5,414 | (113) | 18,809 |
| Income from operations | 131,430 | 30,395 | (5,402) | (75,023) | (21) | 81,379 |
| Interest (income) expense | 28,410 | 3,397 | 480 | (1,947) | — | 30,340 |
| Income (loss) before taxes | 103,020 | 26,998 | (5,882) | (88,671) | (21) | 35,444 |
| Total assets | 1,054,270 | 146,166 | 142,970 | (281,927) | — | 1,061,479 |
| Capital expenditures | 17,599 | 1,112 | 2,056 | 9,826 | — | 30,593 |
| ***2009*** | | | | | | |
| Net sales | | | | | | |
| Customers | $ 670,458 | $ 88,043 | $ 1,122 | $ 447 | $ — | $ 760,070 |
| Intersegments | — | 155,017 | 2,782 | — | (157,799) | — |
| Depreciation and amortization | 10,288 | 893 | 349 | 4,902 | (113) | 16,319 |
| Income from operations | 125,185 | 25,634 | (5,762) | (54,705) | 168 | 90,520 |
| Interest (income) expense | 28,470 | 3,443 | — | (1,220) | — | 30,693 |
| Income (loss) before taxes | 96,715 | 22,191 | (5,762) | (53,318) | 168 | 59,994 |
| Total assets | 821,988 | 119,989 | (16,902) | (50,039) | — | 875,036 |
| Capital expenditures | 14,704 | 794 | 904 | 4,868 | — | 21,270 |

The Company's foreign and export sales and assets located outside of the United States of America are not significant. Additionally, no single customer accounted for more than 10% of revenues in 2011, 2010, or 2009.

## NOTE P—CORPORATE OFFICE RELOCATION

The Company moved its corporate headquarters from Bethesda, Maryland to Austin, Texas in 2010. In conjunction with the move, the Company incurred employee separation costs, other relocation costs, and lease termination costs. Employee separation costs are expensed pro-ratably over the requisite service period. The Company incurred $1.2 million of additional costs in 2011 as the final employee moves are completed. As of August 31, 2010 the Company abandoned its lease premises in Bethesda, Maryland and recorded a lease termination liability of $3.1 million as of December 31, 2011, net of anticipated sub-lease recoveries. The lease termination liability will be paid out over the remaining term of the lease which expires on September 30, 2014.

The following is a summary of the costs of the relocation incurred and to be paid in future periods:

| (in thousands) | Employee Separation | Other Relocation | Lease Termination | Total |
|---|---|---|---|---|
| **Balance as of December 31, 2009** | $ — | $ — | $ — | $ — |
| Expenses incurred | 4,350 | 6,246 | 5,848 | 16,444 |
| Amounts paid | (2,455) | (6,246) | (642) | (9,343) |
| **Balance as of December 31, 2010** | $ 1,895 | $ — | $ 5,206 | $ 7,101 |
| Expenses incurred | (158) | 1,211 | 132 | 1,185 |
| Amounts paid | (1,511) | (1,211) | (2,253) | (4,975) |
| **Balance as of December 31, 2011** | $ 226 | $ — | $ 3,085 | $ 3,311 |

# HANGER ORTHOPEDIC GROUP, INC.
## SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

| Year<br>(In thousands) | Classification | Balance at beginning of year | Additions Charged to Costs and Expenses | Write-offs | Balance at end of year |
|---|---|---|---|---|---|
| 2011 | Allowance for doubtful accounts | $16,686 | $22,101 | $16,759 | $22,028 |
| 2010 | Allowance for doubtful accounts | $10,526 | $20,276 | $14,116 | $16,686 |
| 2009 | Allowance for doubtful accounts | $ 6,099 | $16,128 | $11,701 | $10,526 |

| Year<br>(In thousands) | Classification | Balance at beginning of year | Generated | Utilized/ Released | Balance at end of year |
|---|---|---|---|---|---|
| 2011 | Deferred tax asset valuation allowance | $ 828 | $547 | $ 1 | $ 1,374 |
| 2010 | Deferred tax asset valuation allowance | $11,359 | $ 23 | $10,554 | $ 828 |
| 2009 | Deferred tax asset valuation allowance | $11,278 | $386 | $ 305 | $11,359 |

## EXHIBIT INDEX

| Exhibit No. | Document |
|---|---|
| 2.1 | Agreement and Plan of Merger, dated October 18, 2010, by and among Hanger Orthopedic Group, Inc., Speed Acquisition Vehicle, Inc., ComVest ACPC Holdings, LLC and John B. Beach. (Incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on October 18, 2010). |
| 3.1 | Amended and Restated Certificate of Incorporation of Hanger Orthopedic Group, Inc. dated as of May 13, 2011 (Incorporated herein by reference to Exhibit 3.01 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011). |
| 3.2 | Amended and Restated By-Laws of the Registrant adopted on February 2, 2012. (Incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on February 6, 2012). |
| 4.1 | Indenture, dated November 2, 2010, by and among the Hanger Orthopedic Group, Inc., each of the Subsidiary Guarantors party thereto and Wilmington Trust Company, as trustee. (Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on October 29, 2010). |
| 4.2 | Registration Rights Agreement, dated November 2, 2010, by and among Hanger Orthopedic Group, Inc., the Subsidiary Guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., as representatives of the several initial purchasers. (Incorporated herein by reference to Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on October 29, 2010). |
| 4.3 | First Supplemental Indenture, dated December 13, 2010, by and among the Hanger Orthopedic Group, Inc., each of the Subsidiary Guarantors party thereto and Wilmington Trust Company, as trustee. (Incorporated herein by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010). |
| 4.4 | Second Supplemental Indenture, dated February 15, 2011, by and among the Hanger Orthopedic Group, Inc., Accelerated Care Plus Corp., ACP Medical Supply Corporation, Liberty Health Services, LLC and Wilmington Trust Company, as trustee. (Incorporated herein by reference to Exhibit 4.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2011). |
| 10.1 | Amended and Restated 2002 Stock Incentive Plan, as amended through May 10, 2007. (Incorporated herein by reference to Appendix 1 to the Registrant's Proxy Statement, dated April 10, 2007, relating to the Registrant's Annual Meeting of Stockholders held on May 10, 2007).* |
| 10.2 | Amended and Restated 2003 Non-Employee Directors' Stock Incentive Plan, as amended through May 10, 2007. (Incorporated herein by reference to Appendix 2 to the Registrant's Proxy Statement, dated April 10, 2007, relating to the Registrant's Annual Meeting of Stockholders held on May 10, 2007). |
| 10.3 | Form of Stock Option Agreement (Non-Executive Employees), Stock Option Agreement (Executive Employees), Restricted Stock Agreement (Non-Executive Employees) and Restricted Stock Agreement (Executive Employees). (Incorporated herein by reference to Exhibits 10.1, 10.2, 10.3 and 10.4, respectively, to the Registrant's Current Report on Form 8-K filed on February 24, 2005). |
| 10.4 | Supplemental Executive Retirement Plan, as amended and restated effective January 1, 2011 (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010).* |

| Exhibit No. | Document |
|---|---|
| 10.5 | Amended and Restated Preferred Stock Purchase Agreement, dated as of May 25, 2006, by and among the Registrant, Ares Corporate Opportunities Fund, L.P. and the Initial Purchasers identified therein. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10.6 | Registration Rights Agreement, dated as of May 26, 2006, among the Registrant and Ares Corporate Opportunities Fund, L.P. (Incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10.7 | Letter Agreements, dated May 26, 2006, between the Registrant and Ares Corporate Opportunities Fund, L.P. regarding board and management rights. (Incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006). |
| 10.8 | Credit Agreement, dated as of December 1, 2010, among the Company and the lenders and agents party thereto. (Incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 1, 2010). |
| 10.9 | Guarantee and Collateral Agreement, dated as of December 1, 2010, made by the Registrant, as Borrower, and certain of its subsidiaries, in favor of Bank of America, N/A., as Administrative Agent. (Incorporated herein by reference to Exhibit 10.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2010). |
| 10.10 | Amendment No. 1, dated as of March 11, 2011, to the Credit Agreement, dated as of December 1, 2010, among the Company and the lenders and gents party hereto. (Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on March 11, 2011). |
| 10.11 | Fourth Amended and Restated Employment Agreement, effective as of January 1, 2012, by and between George E. McHenry and the Company. (Incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.12 | Fifth Amended and Restated Employment Agreement, effective as of January 1, 2012, by and between Thomas F. Kirk and the Company. (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.13 | Fourth Amended and Restated Employment Agreement, effective as of January 1, 2012, by and between Richmond L. Taylor and the Company. (Incorporated herein by reference to Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.14 | Hanger Orthopedic Group, Inc. 2010 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.15 | Form of Restricted Stock Agreement for Non-Employee Directors (incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.16 | Form of Restricted Stock Agreement for Executives (incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.17 | Form of Restricted Stock Agreement for Employees Executives (incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.18 | Form of Non-Employee Director Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |

| Exhibit No. | Document |
|---|---|
| 10.19 | Form of Executive Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.6 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.20 | Form of Non-Qualified Stock Option Agreement (incorporated herein by reference to Exhibit 10.7 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).* |
| 10.21 | Securities Purchase and Lock-Up Agreement, dated October 18, 2010, by and between Hanger Orthopedic Group, Inc. and John B. Breach and Schedule of Substantially Identical Securities Purchase and Lock-Up Agreements Omitted Pursuant to Instruction 2 to Item 601 of Regulation S-K (Incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 18, 2010). |
| 10.22 | Amended and Restated Employment Agreement, as of January 1, 2012 by and between Vinit Asar and the Company. (Incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on January 27, 2012).* |
| 10.23 | Employment Agreement, as of January 1, 2012 by and between Thomas Hofmeister and the Company. (Filed herewith). |
| 21 | List of Subsidiaries of the Registrant. (Filed herewith). |
| 23.1 | Consent of PricewaterhouseCoopers LLP. (Filed herewith). |
| 31.1 | Written Statement of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith). |
| 31.2 | Written Statement of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. (Filed herewith). |
| 32 | Written Statement of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (Filed herewith). |
| 101 | The following financial information from the Company's Anual Report on Form 10-K, for the period ended December 31, 2011, formatted in eXtensible Business Reporting Language: (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Shareholders' Equity and Comprehensive Income, (iv) Consolidated Statements of Cash Flows, (v) Notes to Consolidated Financial Statements (1) |

* Management contract or compensatory plan.

Exhibit 21

## SUBSIDIARIES OF HANGER ORTHOPEDIC GROUP, INC.

Each of the subsidiaries in the following list is a wholly-owned subsidiary of Hanger Orthopedic Group, Inc., unless otherwise indicated below:

| Name | State/Country of Incorporation |
|---|---|
| Accelerated Care Plus Corp. | Delaware |
| Dosteon Solutions, LLC(1) | Maryland |
| Hanger Europe, N.V.(2) | Belgium |
| Hanger Prosthetics & Orthotics, Inc. | Delaware |
| Hanger Risk Management, Inc. | Nevada |
| Innovative Neurotronics, Inc. | Delaware |
| Linkia, LLC(1) | Maryland |
| OPNET, Inc. | Nevada |
| Southern Prosthetic Supply, Inc. | Georgia |
| The following are wholly-owned subsidiaries of Hanger Prosthetics & Orthotics, Inc. | |
| ABI Orthotic/Prosthetic Laboratories, Ltd.(1) | Ohio |
| Advanced Prosthetics of America, Inc. | Florida |
| Barth Orthotic and Prosthetic Services, Inc. | Illinois |
| BioConcepts, Inc. | Illinois |
| Creative Orthotics & Prosthetics, Inc. | New York |
| Colorado Professional Medical, Inc. | Colorado |
| Dibello's Dynamic Orthotics and Prosthetics, Inc. | Texas |
| Elite Care Incorporated | Arizona |
| Eugene Teufel & Son Orthotics & Prosthetics, Inc. | Pennsylvania |
| Great Plains Orthotics & Prosthetics, Inc. | Iowa |
| Hanger Prosthetics & Orthotics East, Inc. | Delaware |
| Hanger Prosthetics & Orthotics West, Inc. | California |
| Hattingh Holdings, Inc. | Washington |
| Liberty Health Services, LLC(1) | Delaware |
| MK Prosthetic & Orthotic Services, Inc. | Texas |
| Nebraska Orthotic & Prosthetic Services, Inc. | Nebraska |
| Orthopedic Rehabilitation Products, Ltd. | Colorado |
| Ortho-Medical Products, Inc. | New York |
| Plattner Orthopedic Company | Illinois |
| Rainier Surgical Incorporated | Washington |
| Team Post-Op, Inc. | California |
| The Brace Shop Prosthetic Orthotic Centers, Inc. | Ohio |
| US Orthotics and Prosthetics, Inc. | Virginia |
| Wasatch Orthotics & Pedorthics, LLC(1) | Utah |
| The following are wholly-owned subsidiaries of Hanger Prosthetics & Orthotics West, Inc. | |
| Elite Care, Incorporated. | Arizona |
| Hattingh Holdings, Inc. | Washington |
| The following are wholly-owned subsidiaries of Accelerated Care Plus Corp. | |
| ACP Medical Supply Corporation | California |

(1) Limited Liability Company.

(2) Hanger Orthopedic Group, Inc. owns 60% of Hanger Europe, N.V., a Belgian limited liability company.

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-169203, 333-135433, 333-108470 and 333-91506) and Form S-3 (No. 333-153156) of Hanger Orthopedic Group, Inc. of our report dated February 29, 2012 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/PricewaterhouseCoopers LLP
Austin, Texas
February 29, 2012

**Exhibit 31.1**

**Certification of Chief Executive Officer**
**Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)**
**or 15d-14(a) under the Securities Exchange Act of 1934**

I, Thomas F. Kirk, certify that:

1. I have reviewed this annual report on Form 10-K of Hanger Orthopedic Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ THOMAS F. KIRK

Thomas F. Kirk
*Chief Executive Officer*
*(Principal Executive Officer)*

**Exhibit 31.2**

**Certification of Chief Financial Officer**
**Pursuant to Section 302 of the Sarbanes-Oxley Act and Rule 13a-14(a)**
**or 15d-14(a) under the Securities Exchange Act of 1934**

I, George E. McHenry, certify that:

1. I have reviewed this annual report on Form 10-K of Hanger Orthopedic Group, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation, and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2012

/s/ GEORGE E. MCHENRY

George E. McHenry
*Executive Vice President and*
*Chief Financial Officer*

**Exhibit 32**

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350, as adopted
Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned Chief Executive Officer and Chief Financial Officer of Hanger Orthopedic Group, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the year ended December 31, 2011 (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ THOMAS F. KIRK

Thomas F. Kirk
*Chief Executive Officer*
*(Principal Executive Officer)*

/s/ GEORGE E. MCHENRY

George E. McHenry
*Executive Vice President and*
*Chief Financial Officer*

February 29, 2012

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# CORPORATE INFORMATION



### Board of Directors

Ivan R. Sabel, CPO
Chairman of the Board,
Hanger Orthopedic Group, Inc.

Thomas F. Kirk, Ph.D.
Chief Executive Officer,
Hanger Orthopedic Group, Inc.

Thomas P. Cooper, M.D.
Senior Partner, Aperture Venture Partners
Chairman, VeriCare Management, Inc.
Director, Kindred Healthcare, Inc.
Director, IPC: The Hospitalist Company

Cynthia L. Feldmann
Director, STERIS Corporation
Director, HeartWare International, Inc.
Director, Atrius Health

Eric A. Green
Managing Director,
Cyrus Capital Partners

Steven E. Hare
Senior Vice President and
Chief Financial Officer,
The Wendy's Company

Isaac Kaufman, CPA
Senior Vice President and
Chief Financial Officer,
Advanced Medical Management, Inc.
Director, Kindred Healthcare, Inc.
Director, TransWorld Entertainment
Corporation

Peter J. Neff
Former Director, UST, Inc.
Former President and
Chief Executive Officer,
Rhone-Poulenc, Inc.

Patricia B. Shrader
Vice President, Global Regulatory Affairs,
Medtronic, Inc.

### Management Team

Thomas F. Kirk, Ph.D.
Chief Executive Officer,
Hanger Orthopedic Group, Inc.

Vinit K. Asar
President and Chief Operating Officer,
Hanger Orthopedic Group, Inc.

Russell G. Allen
Vice President and Treasurer,
Hanger Orthopedic Group, Inc.

Rebecca Hast
President,
Linkia, LLC

Thomas E. Hartman
Vice President and General Counsel,
Hanger Orthopedic Group, Inc.

Thomas C. Hofmeister
Vice President of Finance,
Chief Accounting Officer,
Director of Investor Relations,
Hanger Orthopedic Group, Inc.

George E. McHenry
Executive Vice President,
Chief Financial Officer and Secretary,
Hanger Orthopedic Group, Inc.

Walt A. Meffert, Jr.
Vice President and Chief Information Officer,
Hanger Orthopedic Group, Inc.

Andrew C. Morton
Vice President, Human Resources,
Hanger Orthopedic Group, Inc.

Richmond L. Taylor
President and Chief Operating Officer,
Hanger Prosthetics & Orthotics, Inc.
Executive Vice President,
Hanger Orthopedic Group, Inc.

Kenneth W. Wilson
President and Chief Operating Officer,
Southern Prosthetics Supply, Inc.

### Corporate Information

Independent Accountants
PricewaterhouseCoopers LLP
300 West 6th Street
Suite 1800
Austin, TX 78701

Legal Counsel
Foley & Lardner LLP
3000 K Street, NW Suite 500
Washington, DC 20007

Annual Meeting of Stockholders
May 10, 2012 at 9:00 am CT
Hyatt Regency Austin
208 Barton Springs Road
Austin, TX 78704
All stockholders are welcome
to attend.

Common Stock
The Company's common stock is traded on the New York Stock Exchange. The ticker symbol is HGR.

Transfer Agent
Computershare
480 Washington Boulevard
Jersey City, NJ 07310-1900
1.800.756.3353

TDD for Hearing Impaired:
800.231.5469

Foreign Shareowners: 201.680.6578

TDD Foreign Shareowners:
201.680.6610

www.bnymellon.com/shareowner/equityaccess

Hanger submitted to the NYSE in 2011 a CEO Certification as to compliance with the NYSE's corporate governance listing standards. Hanger also filed with the SEC the CEO/CFO certifications required under Section 302 of the Sarbanes-Oxley Act as exhibits to the Form 10-K for the year ended December 31, 2011.


MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C016121

The cover and interior of this report are printed on Mohawk Via using 30% PCW, which is manufactured with wind-generated electricity.

OUR VISION

To be the partner of choice for services and products that enhance human physical capability.

OUR CORE VALUES

We are committed to the following core values which guide us each day and enable us to provide every patient and customer the best care and service possible:

- Integrity
- Clinical and Operational Excellence
- Unsurpassed Customer Satisfaction
- Flexible and Entrepreneurial Operations
- Creativity and Innovation
- Shared Success

CONNECT WITH US

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Hanger
Empowering Human Potential

Hanger Orthopedic Group, Inc.
10910 Domain Drive
Suite 300
Austin, TX 78758
512-777-3800
www.hanger.com